UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-252215

Technip Energies N.V.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

6 Allée de l’Arche
Faubourg de l’Arche
ZAC Danton
92400 Courbevoie
France
(Address of principal executive offices)

Bruno Vibert
6 Allée de l’Arche
Faubourg de l’Arche
ZAC Danton
92400 Courbevoie
France
+33 (0)1 47 78 21 21
bruno.vibert@technipenergies.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:

Ordinary shares, no par value, of Technip Energies N.V.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: one issued and outstanding share in the share capital of Technip Energies N.V., with a nominal value of EUR 0.01.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15U,S,C, 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. US GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

On February 12, 2021, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-252215) (“Form F-1 Registration Statement”) of Technip Energies N.V., a limited liability company (naamloze vennootschap) incorporated under Dutch law relating to the spin-off of Technip Energies N.V. from TechnipFMC plc.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Technip Energies N.V. for the year ended December 31, 2020; therefore, as required by Rule 15d-2, Technip Energies N.V. is hereby filing the certified financial statements of Technip Energies, a business of TechnipFMC plc, with the SEC under cover of the facing page of an annual report on Form 20-F. Technip Energies N.V. was incorporated on October 16, 2019 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands and on January 31, 2021 was converted into a public limited liability company (naamloze vennootschap). At the closing of the spin-off transaction referred to above, the Technip Energies business of TechnipFMC plc was contributed to Technip Energies N.V.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Technip Energies N.V.

Opinion on the Financial Statements

We have audited the accompanying combined statements of financial position of Technip Energies, a business of TechnipFMC plc, (the “Company”) as of December 31, 2020 and 2019, and the related combined statements of income (loss), other comprehensive income (loss), changes in invested equity, and cash flows for the years then ended, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”).

Change in Accounting Principle

As discussed in Note 4 to the combined financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Determination of Estimated Costs to Complete for Long-Term Contracts

As described in Notes 1.6 and 5 to the combined financial statements, the majority of the Company’s total revenue of €5.7 billion for the year ended December 31, 2020 was generated from long-term contracts. For the Company’s long-term contracts, because of control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. The Company generally uses the cost-to-cost measure of progress for its contracts considering it best depicts the transfer of control to the customer which occurs as the Company incurs costs on the contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Due to the nature of the work required to be performed on many of the performance obligations, management’s estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment.

The principal considerations for our determination that performing procedures relating to revenue recognition - determination of estimated costs to complete for long-term contracts is a critical audit matter are the significant judgment by management when determining the estimated costs to complete for long-term contracts which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the estimates of costs to complete.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated costs to complete for long-term contracts. These procedures also included, among others, testing management’s process for determining the estimated costs to complete for a selection of long-term contracts by (i) obtaining executed purchase orders and agreements, (ii) evaluating the appropriateness of the method used to measure progress towards completion, (iii) testing the completeness and accuracy of the underlying data used by management, and (iv) evaluating the reasonableness of significant assumptions related to the estimates of costs to complete. Evaluating management’s assumptions related to estimated costs to complete long-term contracts involved, as applicable, (i) comparing changes in total estimated costs with prior period estimates, (ii) evaluating the competency and objectivity of project engineers providing significant input utilized in management’s calculations, and (iii) assessing the adequacy of contract contingency provisions.

/s/ PricewaterhouseCoopers Audit
Neuilly-sur-Seine, France
April 19, 2021

We have served as the Company’s auditor since 2019.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Technip Energies N.V.

Opinion on the Financial Statements

We have audited the accompanying combined statement of financial position of Technip Energies, a business of TechnipFMC plc, (the “Company”) as of December 31, 2018 and the related combined statement of income (loss), other comprehensive income (loss), changes in invested equity, and cash flows for the year then ended, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”).

Change in Accounting Principle

As discussed in Note 1.5 to the combined financial statements, the Company changed the manner in which it accounts for revenue in 2018.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these combined financial statements in accordance with the standards of the PCAOB Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
November 10, 2020

We served as the Company’s auditor from 2017 to 2020.

COMBINED FINANCIAL STATEMENTS
TECHNIP ENERGIES
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 and 2018

Table of  Contents
1.	COMBINED STATEMENTS OF INCOME (LOSS)

		Year Ended
(In millions)	Note	2020	2019	2018
Revenue	5	€5,748.5	€5,768.7	€5,365.2

Costs and expenses:
Cost of sales		4,734.4	4,518.0	4,410.9
Selling, general and administrative expense		364.2	406.9	382.4
Research and development expense		38.1	42.0	26.8
Impairment, restructuring and other expenses (income)		96.3	77.6	11.3
Merger transaction and integration costs		-	15.2	15.4
Total costs and expenses	6	5,233.0	5,059.7	4,846.8

Other income (expense), net	6	(1.9)	(38.7)	(233.8)
Income (loss) from equity affiliates	8	4.0	2.9	28.7
Profit (loss) before financial expense, net and income taxes		517.6	673.2	313.3
Financial income	6	24.8	65.2	71.0
Financial expense	6	(208.9)	(400.0)	(279.5)
Profit (loss) before income taxes		333.5	338.4	104.8
Provision for income taxes	7	113.4	185.2	190.4
Net profit (loss)		220.1	153.2	(85.6)
Net (profit) loss attributable to noncontrolling interests		(13.3)	(6.9)	0.2
Net profit (loss) attributable to owners of the Technip Energies Group		€206.8	€146.3	€(85.4)

Earnings (loss) per share attributable to Technip Energies (1)
	Basic	€1.15	€0.81	€(0.47)
	Diluted	€1.15	€0.81	€(0.47)

1 Calculated using 179,813,880, which was the number of shares outstanding on February 16, 2021, the day on which 50.1% of the shares of the Company were distributed to the shareholders of TechnipFMC. The Company was previously wholly owned by TechnipFMC.

The accompanying notes are an integral part of the combined financial statements.

Table of  Contents
2.	COMBINED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	Year Ended
(In millions)	2020	2019	2018
Net Profit (Loss)	€220.1	€153.2	€(85.6)

Exchange differences on translating entities operating in foreign currency	(147.7)	(43.1)	127.0
Reclassification adjustment for net gains included in net profit (loss)	0.4	-	(9.4)
Cash-flow hedging	18.9	(6.3)	(34.3)
Income tax effect	(2.4)	(3.0)	10.8
Other comprehensive income (loss) to be reclassified to statement of income in subsequent years	(130.8)	(52.4)	94.1

Actuarial gains (losses) on defined benefit plans	(1.3)	(8.8)	3.3
Income tax effect	1.0	2.8	(1.0)
Other comprehensive income (loss) not being reclassified to statement of income in subsequent years	(0.3)	(6.0)	2.3
Other comprehensive income (loss), net of tax	(131.1)	(58.4)	96.4
Comprehensive income (loss)	89.0	94.8	10.8
Comprehensive (income) loss attributable to noncontrolling interest	(11.9)	(7.8)	0.6
Comprehensive income (loss) attributable to owners of the Technip Energies Group	€77.1	€87.0	€11.4

The accompanying notes are an integral part of the combined financial statements.

Table of  Contents
3.	COMBINED STATEMENTS OF FINANCIAL POSITION

		December 31,
(In millions)	Note	2020	2019	2018
Assets
Investments in equity affiliates	8	€39.8	€53.1	€48.9
Property, plant and equipment, net	9	95.5	108.4	111.7
Right-of-use asset	4	184.5	233.3	-
Goodwill	10	2,047.8	2,199.2	2,178.4
Intangible assets, net	10	105.8	114.1	119.1
Deferred income taxes	7	150.8	206.3	88.9
Derivative financial instruments	23	5.5	1.4	3.1
Other assets	11	60.2	47.0	39.7
Total non-current assets		2,689.9	2,962.8	2,589.8
Cash and cash equivalents	12	3,189.7	3,563.6	3,669.6
Trade receivables, net	13	1,059.1	928.5	1,094.9
Contract assets	5	271.8	389.3	272.0
Derivative financial instruments	23	26.6	15.0	7.7
Income taxes receivable	7	69.5	134.9	130.2
Advances paid to suppliers		87.5	127.8	125.7
Due from TechnipFMC	25	121.8	16.0	23.8
Other current assets	14	358.0	242.7	205.6
Total current assets		5,184.0	5,417.8	5,529.5
Total assets		€7,873.9	€8,380.6	€8,119.3

Invested equity and liabilities
Invested equity and retrained earnings		€1,993.9	€1,857.0	€1,719.1
Accumulated other comprehensive income (loss)		(184.1)	(62.6)	(3.3)
Equity attributable to owners of the Technip Energies Group		1,809.8	1,794.4	1,715.8
Non-controlling interests		16.0	(10.0)	2.9
Total invested equity		1,825.8	1,784.4	1,718.7

Lease liability - operating non-current	4	202.3	216.4	-
Deferred income taxes	7	24.0	15.2	46.5
Accrued pension and other post-retirement benefits, less current portion	18	124.2	134.5	114.8
Derivative financial instruments	23	3.6	13.7	14.1
Non-current provisions	19	26.1	27.2	32.5
Other liabilities	20	113.8	219.7	266.1
Total non-current liabilities		494.0	626.7	474.0
Short-term debt	17	402.4	583.4	630.0
Lease liability - operating current	4	42.0	68.3	-
Accounts payable, trade	21	1,259.4	1,199.3	1,132.3
Contract Liabilities	5	3,025.4	3,209.0	2,945.0
Accrued payroll		189.1	203.3	202.0
Derivative financial instruments	23	7.9	42.2	23.5
Income taxes payable	7	35.8	129.6	49.1
Current provisions	19	120.6	113.0	398.2
Due to TechnipFMC	25	77.2	24.9	116.2
Other current liabilities	20	394.3	396.5	430.3
Total current liabilities		5,554.1	5,969.5	5,926.6
Total Liabilities		6,048.1	6,596.2	6,400.6
Total invested equity and liabilities		€7,873.9	€8,380.6	€8,119.3

Table of  Contents
4.	COMBINED STATEMENTS OF CASH FLOWS

		Year Ended
(In millions)	Note	2020	2019	2018
Cash provided (required) by operating activities:
Net (loss) profit		€220.1	€153.2	€(85.6)
Adjustments to reconcile net (loss) profit to cash provided (required) by operating activities
Depreciation and amortization	9, 10	121.4	134.9	29.9
Corporate allocation	25	381.2	322.8	314.7
Employee benefit plan		9.7	13.1	9.9
Deferred income tax provision (benefit), net		30.8	(148.4)	23.6
Unrealized gain (loss) on derivative instruments and foreign exchange		(24.4)	9.0	24.3
Impairments		9.0	3.4	-
Income from equity affiliates, net of dividends received		0.1	0.1	(28.7)
Other		185.7	384.4	263.1
Changes in operating assets and liabilities, net of effects of acquisitions			-
Trade receivables, net and contract assets		(73.8)	91.7	(297.3)
Inventories, net		(4.0)	3.3	1.0
Accounts payable, trade		223.1	73.4	(794.4)
Contract liabilities		(4.2)	152.0	360.5
Income taxes payable (receivable), net		0.4	38.7	10.2
Trade receivable due from TechnipFMC	25	(102.0)	(47.6)	46.5
Other current other assets and liabilities, net		(133.3)	(262.2)	809.6
Change in Working Capital		(93.8)	49.3	136.1
Other noncurrent assets and liabilities, net		(3.0)	84.6	(180.2)
Cash provided by operating activities		836.8	1,006.4	507.1

Cash provided (required) by investing activities
Capital expenditures		(31.3)	(37.2)	(11.0)
Acquisition Costs of Consolidated Companies, net of Cash Acquired		-	-	9.4
Cash divested from deconsolidation		-	-	(12.1)
Proceeds from sale of assets		0.4	0.4	2.0
Other financial assets		(21.1)	-	-
Cash required by investing activities		(52.0)	(36.8)	(11.7)

Cash provided (required) by financing activities				-
Net increase (repayment) in short-term debt	17	6.5	-
Net decrease in commercial paper	17	(187.0)	(50.0)	(88.3)
Dividends paid		(0.5)	-
Settlements of mandatorily redeemable financial liability	23	(196.7)	(502.7)	(191.8)
Payments for the principal portion of lease liabilities		(105.3)	(117.3)
Net proceeds from (repayment of) loans from TechnipFMC	25	(56.5)	(37.8)	(15.2)
Net (distributions to)/ contributions from TechnipFMC	25	(775.9)	(412.9)	(697.2)
Cash provided (required) by financing activities:		(1,315.4)	(1,120.7)	(992.5)
Effect of changes in foreign exchange rates on cash and cash equivalents		156.7	45.1	108.0
(Decrease) Increase in cash and cash equivalents		(373.9)	(106.0)	(389.1)
Cash and cash equivalents, beginning of period	12	3,563.6	3,669.6	4,058.7
Cash and cash equivalents, end of period	12	€3,189.7	€3,563.6	€3,669.6

Supplemental disclosures of cash flow information
Cash paid for interest.		€9.6	€16.0	€0.6
Cash paid for income taxes (net of refunds received)		€177.4	€214.4	€184.2

The accompanying notes are an integral part of the combined financial statements.

Table of  Contents
5.	COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

(In millions)	Note	Invested Equity And Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total Invested Equity
Balance as of December 31, 2017		€2,328.1	€(100.1)	€3.6	€2,231.6
Cumulative effect of initial application of IFRS 15		(92.2)	-	-	(92.2)
Cumulative effect of initial application of IFRS 9		(1.3)	-	-	(1.3)
Net profit (loss)		(85.4)	-	(0.2)	(85.6)
Other comprehensive income (loss)		-	96.8	(0.4)	96.4
Net contribution from/ (distribution to) TechnipFMC		(430.1)	-	-	(430.1)
Other		-	-	(0.1)	(0.1)
Balance as of December 31, 2018		€1,719.1	€(3.3)	€2.9	€1,718.7
Cumulative effect of initial application of IFRS 16	1	(2.3)	-	-	(2.3)
Net profit (loss)		146.3	-	6.9	153.2
Other comprehensive income (loss)		-	(59.3)	0.9	(58.4)
Net contribution from/ (distribution to) TechnipFMC	25	(6.1)	-	(21.0)	(27.1)
Other		-	-	0.4	0.4
Balance as of December 31, 2019		€1,857.0	€(62.6)	€(10.0)	€1,784.4
Net profit (loss)		206.8	-	13.3	220.1
Other comprehensive income (loss)		-	(129.7)	(1.4)	(131.1)
Net contribution from/ (distribution to) TechnipFMC	25	(69.9)	8.2	16.1	(45.6)
Other		-	-	(2.0)	(2.0)
Balance as of December 31, 2020		€1,993.9	€(184.1)	€16.0	€1,825.8

The accompanying notes are an integral part of the combined financial statements.

Table of  Contents
6.	NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.    ACCOUNTING PRINCIPLES

1.1    Background

TechnipFMC plc and its consolidated subsidiaries (“TechnipFMC”) is a global leader in oil and gas projects, technologies, systems and services through its business segments: Subsea, Onshore/Offshore and Surface Technologies. TechnipFMC has manufacturing operations worldwide, strategically located to facilitate delivery of products, systems and services to TechnipFMC’s customers. TechnipFMC is a public limited company by shares, incorporated and domiciled in England and Wales (United Kingdom) and listed on the New York Stock Exchange (“NYSE”) and on Euronext Paris, in each case trading under symbol “FTI” and “FTI.PA”, respectively. The address of the registered office is One St. Paul’s Churchyard, London, England, EC4M 8AP.

On January 16, 2017, TechnipFMC completed the merger of FMC Technologies, Inc. (“FMC Technologies”) and Technip S.A. (“Technip”). FMC Technologies’ results of operations have been included in TechnipFMC’s consolidated financial statements for periods subsequent to the consummation of the merger on January 16, 2017. Under the acquisition method of accounting, Technip was identified as the accounting acquirer and acquired a 100% interest in FMC Technologies.

On August 26, 2019, TechnipFMC announced that its board of directors (the “TechnipFMC Board”) had unanimously authorized the preparation to separate its Onshore/Offshore business segment (including its Genesis business, which TechnipFMC believes is a leader in front-end engineering and design (“Genesis”)), its Loading Systems business, one of the main suppliers of solutions for handling a complete range of fluids and gases at ambient, elevated, and cryogenic temperatures, and at the full spectrum of operating pressures (“Loading Systems”), and its Cybernetix business, a technology leader in teleoperated and robotics systems, asset integrity monitoring, and inspection for hostile environments and a provider of material testing and simulation services for complex materials behavior prediction (“Cybernetix”), into a newly formed company, which was subsequently named Technip Energies N.V. (“Technip Energies”). Loading Systems and Cybernetix have historically been a part of the Surface Technologies and Subsea business segments of TechnipFMC, respectively. TechnipFMC completed the spin-off transaction (the “Spin-off”) on February 16th, 2021. The Onshore/Offshore business segment of TechnipFMC (including Genesis), Loading Systems, and Cybernetix are further referred to as the “Technip Energies Business”. Technip Energies, together with its subsidiaries is referred to herein as the “Technip Energies Group”.

Technip Energies is a public limited liability company (naamloze vennootschap) incorporated and operating under the laws of the Netherlands. Technip Energies was formed on October 16, 2019 as a direct wholly owned subsidiary of TechnipFMC. TechnipFMC retained 49.9% of Technip Energies’ shares  following the distribution by way of a special dividend of 50.1% of Technip Energies’ shares to the shareholders of TechnipFMC on February 16, 2021 (the “Spin-off”).   Technip Energies’ registered office and headquarters is currently located at 6, Allée de l’Arche, Faubourg de l’Arche, ZAC Danton, 92400 Courbevoie, France.

Technip Energies has prepared combined financial statements for the financial year 2020, with the 2018 and 2019 financial years as comparatives (the “combined financial statements”).
The historical financial information in Technip Energies’ combined financial statements represents the Technip Energies Business under the control of TechnipFMC and provides general purpose historical information of the Technip Energies Business. Therefore, the combined financial statements present only the historical financial information of those entities and business activities that are part of the Technip Energies.

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The combined financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”) as of December 31, 2020.

The combined financial statements comprise a Combined Statement of Income (Loss), a Combined Statement of Other Comprehensive Income (Loss), a Combined Statement of Financial Position, a Combined Statement of Cash Flows, a Combined Statement of Changes in Invested Equity and Notes to Combined Financial Statements for the financial year 2020, in each case with the 2018 and 2019 financial years as comparatives. Further information on the scope and basis of preparation of the combined financial statements is presented in Note 1.3 Basis of preparation below.

The combined financial statements have been prepared on a going concern basis under the historical cost convention, except as otherwise mentioned in relevant accounting policy.
These combined financial statements were approved April 13, 2021, by the Board of Directors of Technip Energies.

Presentation currency
The combined financial statements were prepared in Euros. Unless otherwise indicated, all amounts are presented in millions of Euros (“EUR millions”). The IFRS consolidated financial statements of TechnipFMC were prepared in millions of U.S. dollars. In anticipation of the Spin-off, the Technip Energies Group changed its presentation currency from U.S. dollars to Euro. All of the Technip Energies Group’s assets and liabilities are translated from their respective functional currencies into the new presentation currency at the beginning of the comparative period, using the opening exchange rate and re-translated at the closing rate. The items in the Combined Statement of Income, Combined Statement of Other Comprehensive Income and the Combined Statement of Cash Flows are translated at an average rate approximating to the actual rates in the respective reporting period. The reserve items in the Combined Statements of Changes in Invested Equity are expressed in the new presentation currency as if it had always been the presentation currency.

1.2    Description of the Technip Energies Business

As discussed in Note 1.1 Background, the Technip Energies Business includes the Onshore/Offshore business segment of TechnipFMC (including Genesis), Loading Systems, and Cybernetix. The Technip Energies Business offers a full range of designing and project development services to its customers spanning the entire downstream value chain, from technical consulting through final acceptance testing.
The Technip Energies Group has a track record of more than 60 years in managing large engineering, procurement, and construction projects.

The onshore portion of the Technip Energies Business focuses on the study, engineering, procurement, construction, and project management of the entire range of onshore facilities related to the gas monetization, refining, and chemical processing from biofuels and hydrocarbons. The Technip Energies Business conducts large-scale, complex, and challenging projects often in environments with extreme climatic conditions. The Technip Energies Business relies on early engagement and front-end design as well as technological know-how for process design and engineering, either through the integration of technologies from its own proprietary technologies or through leading alliance partners. The Technip Energies Business seeks to integrate and develop advanced technologies and reinforce its project execution capabilities in each project.

The offshore portion of the Technip Energies Business focuses on the study, engineering, procurement, construction, and project management of the entire range of fixed and floating offshore oil and gas facilities, many of which were the first of their kind, including the development of floating liquefied natural gas facilities and floating production storage and offloading facilities.

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1.3    Basis of preparation

a)	Conformity with IFRS

The combined financial statements of the Technip Energies Group have been prepared in accordance with IFRS as issued by the IASB and endorsed by the EU, under consideration of the principles for determining which assets and liabilities, income and expenses, as well as cash flows, are to be transferred to the Technip Energies Group as described in Note 1.4 Principles applied in preparing the combined financial statements below.

In preparing the combined historical financial information, certain accounting conventions commonly used for the preparation of combined historical financial information have been applied. The term “combined financial statements” is used when referring to financial information prepared by aggregating financial statements of segments, separate entities or components of groups that fail to meet the definition of a “group” under IFRS 10 “Consolidated financial statements” (“IFRS 10”). A key assumption underlying the preparation of combined financial statements is that there is a binding element for the economic activities throughout the period. The combined financial statements of the Technip Energies Group have been prepared by aggregating the financial information of Technip Energies Business that is bound together by common control but is not a legal group.
In the combined financial statements of the Technip Energies Group, the book value accounting approach (predecessor accounting method) has been applied in accordance with the principles for business combinations under common control. The combined financial statements of the Technip Energies Group present the companies and the business activities of TechnipFMC that were allocated to the Technip Energies Business in connection with the completion of the Spin-off in the manner in which they were included in the IFRS consolidated financial statements of TechnipFMC in the past.
Beginning January 1, 2016, the Technip Energies Group used the same accounting policies and valuation methods for the preparation of these combined financial statements, as those used by TechnipFMC in its preparation of its historical IFRS consolidated financial statements. The significant accounting policies used in the preparation of the combined financial statements have been disclosed under Note 1.5 Summary of significant accounting policies.

b)	Scope of combined financial statements

The scope of the combined financial statements has been determined based on the historical financial information of the Technip Energies Business and is comprised of TechnipFMC direct and indirect subsidiaries, the business activities of the Technip Energies Business that were historically conducted in direct and indirect subsidiaries of TechnipFMC and the Technip Energies Business’ investments in joint ventures and associates accounted for using the equity method.

Where the activities to be transferred by TechnipFMC to the Technip Energies Group met the definition of a business in accordance with IFRS 3 “Business Combinations” (“IFRS 3”) and were under TechnipFMC’s common control for all periods presented, the relevant assets and liabilities as well as income and expenses were included in the combined financial statements for the whole of the reporting periods starting from January 1, 2016.

Where the activities to be transferred by TechnipFMC to the Technip Energies Group met the definition of a business and were not under TechnipFMC’s common control for all periods presented, the relevant assets and liabilities as well as income and expenses were included in the combined financial statements starting from the date when common control was obtained.

Where business activities that met the definition of a business were sold during the reporting period, the relevant assets and liabilities as well as income and expenses were included in the combined financial statements as of and for the periods presented prior to the disposal date.

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A full list of the entities included in the combined financial statements that are allocated to the Technip Energies Group as part of the Spin-off can be found in Note 27.

Regarding the companies that remain within TechnipFMC, but whose business operations are allocated to the Technip Energies Group or are transferred into legally independent Technip Energies companies, the assets and liabilities were allocated to and the employment contracts of the relevant employees were transferred to the Technip Energies Group. These transfers to existing or newly formed members of the Technip Energies Group took place during the financial years 2019 and 2020. For purposes of the combined financial statements, income, expenses, assets, liabilities and, where required, items recorded in accumulated other comprehensive income (loss) were attributed or allocated to the relevant activities of the Technip Energies Business based on management’s best estimate before these transfers were completed. Assets and liabilities were attributed, and income and expenses were allocated directly or, where this was not possible, indirectly based on appropriate allocation keys (for example on the basis of headcount or revenues), which were applied consistently across all periods presented.

1.4    Principles applied in preparing the combined financial statements

The Technip Energies Business did not form a separate legal group of companies in the periods presented. As a result, the accompanying combined financial statements of the Technip Energies Business are derived (carved-out) from the TechnipFMC IFRS consolidated financial statements and accounting records, as well as those of its legacy companies for periods prior to its formation in January 2017. The combined financial statements include the assets and liabilities within TechnipFMC subsidiaries in such historical periods that are attributable to the Technip Energies Business and exclude the assets and liabilities within the Technip Energies Group in such historical periods that are not attributable to the Technip Energies Business. The combined financial statements include charges and allocation of expenses related to certain TechnipFMC business support functions including human resources operations, real estate and facility services (including site security and executive protection), procurement, information technology, commercial support services, and financial reporting and accounting operations. In addition, allocations were made for TechnipFMC corporate governance and administrative functions, including board of directors and other corporate functions, such as tax, corporate governance and listed company compliance, investor relations, internal audit, treasury, and communications functions.

The preparation of carve-out financial statements requires TechnipFMC’s management to make certain estimates and assumptions with respect to TechnipFMC, as well as with respect to its legacy companies for the period prior to its formation in January 2017, either at the balance sheet date or during the period that affects the reported amounts of assets, liabilities and expenses. Actual outcomes and results could differ from those estimates and assumptions. Management believes that the allocation methodology used was reasonable and that all allocations were performed on a basis that reasonably reflects the services received by the Technip Energies Group, the cost incurred on behalf of the Technip Energies Group and the assets and liabilities of the Technip Energies Group. Although the combined financial statements reflect management’s best estimate of all historical costs related to the Technip Energies Group, this may not necessarily reflect what the results of operations, financial position or cash flows of the Technip Energies Group would have been had the Technip Energies Group operated as an independent, publicly traded company for the periods presented, nor the future actual expenses and results of operations and financial position of Technip Energies Group on a standalone basis following the completion of the Spin-off. TechnipFMC’s management has deemed it impracticable to estimate the actual costs that would have been incurred if the Technip Energies Group had been an independent standalone company.

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The following summarizes the accounting and other principles applied in preparing these combined financial statements.

a)	Combination principles in the combined financial statements

The transfers of business operations between the Technip Energies Group and TechnipFMC were classified as transactions under common control. The Technip Energies Group utilized the predecessor accounting method of carrying forward the historical carrying amounts recorded by TechnipFMC. The payments associated with the relevant transactions were recognized directly in Invested Equity as a contribution or distribution by the owners of the Technip Energies Group.

Technip’s acquisition of FMC Technologies did not result in any incremental additions to the Onshore/Offshore business segment. The acquisition of FMC Technologies did result in the addition of the Loading Systems business of FMC Technologies to TechnipFMC’s Surface Technologies business segment. The Loading Systems business will be part of the Technip Energies Business. On January 17, 2017, (the “Merger Date”), the goodwill derived from the merger was allocated to TechnipFMC’s Onshore/Offshore business segment and the other TechnipFMC business segments, Subsea and Surface Technologies. Approximately €1,453.6 million was allocated to TechnipFMC’s Onshore/Offshore business segment as it was expected that, although the merger did not add to the operational assets of the Onshore/Offshore business segment, the operations of the Onshore/Offshore business segment would benefit from the synergies of the combination of Technip and FMC Technologies. Accordingly, the goodwill of €1,453.6 million attributable to Technip’s legacy Onshore/Offshore business segment that resulted from the merger on January 17, 2017 was recorded in the Technip Energies Group’s combined financial statements starting from the merger date. See Note 1.1 Background for details regarding the merger transaction.

The combined financial statements of the Technip Energies Group include the goodwill carrying value from acquisitions made by legacy companies prior to the merger and from new acquisitions that occurred subsequently to the merger. See Note 2 Acquisitions and Divestitures for details on new acquisitions.

All income, expenses, assets and liabilities economically attributable to the Technip Energies Business were included in the combined financial statements.

The combined financial statements also include joint ventures and associates accounted for using the equity method. Investments accounted for using the equity method are initially recognized at cost and adjusted thereafter to recognize the Technip Energies Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Technip Energies Group’s share of movements in other comprehensive income of the investee in other comprehensive income (loss). Basis differences arising on the initial recognition of investments accounted for using the equity method were accounted for in accordance with the principles applied for full consolidation.

Outstanding balances and transactions within the Technip Energies Group and all intercompany profits and losses from transactions within the Technip Energies Group were eliminated for purposes of the combined financial statements.

Combined Statement of Cash Flows - Transactions of the Technip Energies Group with TechnipFMC

Operating transactions of the Technip Energies Group with TechnipFMC were reported in the cash provided (required) by operating activities. Services recharged by TechnipFMC were also presented within cash provided (required) by operating activities in the same way as tax charges and benefits under the separate tax return approach.

Equity transactions reflecting the internal financing between the Technip Energies Group and TechnipFMC (in particular cash pooling) are included in the cash provided (required) by financing activities. The transactions with TechnipFMC also include cash inflows and outflows in connection with transfer agreements between the members of the Technip Energies Group and TechnipFMC, capital contributions and transfers from reserves in connection with the Spin-off.

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b)	Invested equity

The Technip Energies Business did not comprise a separate legal entity or group of entities during the years ended December 31, 2020, 2019 and 2018. Therefore, it is not meaningful to present share capital or an analysis of reserves. Changes in net assets attributed to the Technip Energies Group are presented separately in the Combined Statement of Changes in Invested Equity through the line item “Net contributions from / (distributions to) TechnipFMC” and include allocation of income, expenses, assets and liabilities of TechnipFMC forming the Technip Energies Business as well as in the Combined Statement of Cash Flow through the line item “Net contributions from / (distributions to) TechnipFMC”, reflecting the internal equity financing between TechnipFMC and the Technip Energies Group during the periods presented.

The net invested equity of the Technip Energies Group is represented by Total Invested Equity in the Combined Statement of Changes in Invested Equity comprising Invested Equity and Retained Earnings, Accumulated Other Comprehensive Income (Loss) and Non-controlling Interests.

These combined financial statements are presented in Euro, which is the Technip Energies Group’s parent company’s functional and presentation currency. Various members of the Technip Energies Group have identified other foreign currencies as being their functional currencies. Foreign exchange gains and losses resulting from the translation of these entities’ assets and liabilities at the respective balance sheet date exchange rates and their statement of income items at the average exchange rates for each of the periods presented are recognized in the Combined Statement of Other Comprehensive Income. Differences arising from translating the results for the period and net invested equity items are recorded in the reserve “Accumulated Other Comprehensive Income (Loss)” within the Combined Statements of Changes in Invested Equity.

c)	Centrally provided services

The Combined Statements of Income and Other Comprehensive Income of the Technip Energies Group include an allocation of general corporate expenses from TechnipFMC for certain management and support functions that are provided on a centralized basis within TechnipFMC. These management and support functions include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated mostly on the basis of revenue. These allocations have been considered to be a reasonable reflection of the utilization of services used by, or the benefits provided to, the Technip Energies Group, but may not reflect the expenses the Technip Energies Group would have incurred as a standalone company for the periods presented. TechnipFMC’s management has deemed it impracticable to estimate the actual costs that would have been incurred if the Technip Energies Group had been an independent standalone company. Refer to Note 25.2 for details on transactions with TechnipFMC. These allocations resulted in net expenses of €381.2 million, €322.8 million and €314.7 million in the years ended December 31, 2020, 2019 and 2018, respectively.

d)	Cash management and financing

Cash management and external financing is centralized and liquidity needs are mainly managed through internal cash pooling arrangements with a central treasury management subsidiary. The Technip Energies Group’s working capital needs have historically been funded mainly by cash pooling arrangements in addition to intercompany loans with the TechnipFMC central financing entity or between affiliates. Cash from TechnipFMC’s subsidiaries is transferred to TechnipFMC’s cash pooling arrangements, and TechnipFMC funds its subsidiaries operating and investing activities as necessary, including those of the Technip Energies Group. Transactions between the Technip Energies Group and TechnipFMC, considered to be effectively cash settled at the time the transaction is recorded, are disclosed as due to / due from TechnipFMC in the combined statements of financial position. On the contrary some transactions were forgiven at the time of the Spin-off. This effect has been reflected in the combined financials statements and is presented in the combined statements of cash flows as Net contributions from/ (distributions to) TechnipFMC.

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The cumulative net transfers between TechnipFMC (as the parent) and the Technip Energies Group related to these transactions are recorded in Invested Equity And Retained Earnings in the combined financial statements.

The Technip Energies Group’s cash and cash equivalents and related interest income reflect the historical ownership of the legal entities that were transferred to the Technip Energies Group in connection with the Spin-off. Any cash and cash equivalents managed by the central treasury subsidiary which are held by legal entities remaining with TechnipFMC are presented as a net transfer of cash and assets between TechnipFMC and the Technip Energies Group in Invested Equity And Retained Earnings and only external balances are disclosed as cash and cash equivalents. Refer to Note 25.2 for details on related parties disclosures.

The Technip Energies Group’s external debt financing and the related interest expense reflect the historical ownership of the legal entities that became members of the Technip Energies Group in connection with the Spin-off.

No portion of TechnipFMC’s debt, cash, or cash equivalents have been attributed to these combined financial statements where they were not historically owned by a legal entity that is now part of the Technip Energies Group.

In addition, the cost of financing included in the combined financial statements may not necessarily represent what the finance costs would have been had the Technip Energies Group historically obtained financing on a stand-alone basis. These costs may not be indicative of the cost of financing for the Technip Energies Group in the future.

e)	Income tax

During the periods presented in these combined financial statements, the members of the Technip Energies Group that have been established as separate legal entities have operated as separate taxpayers. For these entities tax expense and tax liabilities or tax receivables in these combined financial statements are based on actual taxation.

During the periods presented, the operations of certain members of the Technip Energies Group have been included within other TechnipFMC legal entities. These Technip Energies Group entities did not file separate tax returns. Tax expense in these combined financial statements has been determined as if the members of the Technip Energies Group were separate taxpayers in the jurisdiction of their primary operations. Total tax expense for these hypothetical members of the Technip Energies Group was determined by applying the effective tax rate of the relevant members of the TechnipFMC Group to profit before tax. Current tax expense is the amount of tax payable or refundable based on each member of the Technip Energies Group’s hypothetical, current-year separate return. Deferred tax expense has been calculated based on changes in temporary differences and on any tax loss carry forwards that could be claimed on hypothetical returns.

The tax charges recorded in the combined statements of income are not necessarily representative of the tax charges that may arise in the future.

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f)	Share-based payments

The Technip Energies Group’s key personnel have historically participated in TechnipFMC’s share-based incentive plans. The combined financial statements include employee costs related to these participations based on the awards and terms previously granted to the Technip Energies group’s employees. In addition, as part of the allocation of the centrally provided services as described above, a portion of share-based payment costs related to TechnipFMC’s top management has been allocated to the Technip Energies Group in the combined financial statements. The historical cost of share-based payments may not be indicative of the future expenses that will be incurred through incentive schemes that will be established for the Technip Energies Group’s key personnel following the Spin-off.

g)	Derivatives

External derivative financial contracts entered into by TechnipFMC have been, or will be prior to completion of the Spin-off, specifically assigned to the Technip Energies Group when such contracts are directly attributable to the Technip Energies Group’s business contracts. The derivative financial instruments assigned to the combined financial statements are composed primarily of foreign exchange rate forward contracts.

h)	Goodwill and fair value adjustments allocation

The goodwill and the related purchase price adjustments included in the combined financial statements are based on the following:

•	the goodwill and fair value adjustments allocated to Technip’s Onshore/Offshore business segment and Cybernetix prior to January 1, 2017,

•	the goodwill and fair value adjustments allocated to TechnipFMC’s Onshore/Offshore business segment as part of the merger of FMC Technologies and Technip that was completed on January 16, 2017, and

•	the goodwill and fair value adjustments allocated to Loading Systems business, part of the Spin-off at the date of the merger transaction that was completed on January 16, 2017.

The goodwill amounts correspond to the historically reported amounts in the IFRS consolidated financial statements of TechnipFMC. As the Technip Energies Group and the new reporting structure did not exist during the reporting periods presented, goodwill was tested for impairment based on the cash-generated unit structure used at that time by TechnipFMC to monitor goodwill.

i)	Pensions and similar obligations

The combined financial statements include the pension obligations and associated plan assets specifically assigned to Technip Energies legal entities. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. Both active employees and those previously employed by the Technip Energies Group legal entities were included in the obligations of the respective Technip Energies Group’s entity.

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j)	Earnings per share

Under IAS 33 “Earnings per Share” (“IAS 33”), Earnings Per Share (“EPS”) are based on the average number of outstanding shares over the year, after deducting treasury shares. Earnings per share amounts are calculated by dividing the net profit of the year by the sum of the weighted average number of outstanding shares. The number of outstanding shares used for the calculation is the one registered on February 16th, 2021, which is the day of the spin-off.

1.5    Summary of significant accounting policies

a)	Recognition of revenue from customer contracts

Revenue is measured based on the consideration specified in a contract with a customer. The majority of our revenue is from long-term contracts associated with designing and manufacturing products and systems and providing services to customers involved in exploration and production of crude oil and natural gas. The Technip Energies Group recognizes revenue when or as it transfers control over a good or service to a customer.

Contract modifications - Contracts are often modified to account for changes in contract specifications and requirements. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Most of our contract modifications are for goods or services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.

Variable consideration - Due to the nature of the work required to be performed on many of existing performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables and requires significant judgment. It is common for the long-term contracts to contain variable considerations that can either increase or decrease the transaction price. Variability in the transaction price arises primarily due to liquidated damages. The Technip Energies Group considers its experience with similar transactions and expectations regarding the contract in estimating the amount of variable consideration to which it will be entitled and determining whether the estimated variable consideration should be constrained. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The estimates of variable consideration are based largely on an assessment of anticipated performance and all information (historical, current and forecasted) that is reasonably available to us.

Payment terms - Progress billings are generally issued upon completion of certain phases of the work as stipulated in the contract. Payment terms may either be fixed, lump-sum or driven by time and materials (i.e., daily or hourly rates, plus materials). Because typically the customer retains a small portion of the contract price until completion of the contract, contracts generally result in revenue recognized in excess of billings which we present as contract assets on the statement of financial position. Amounts billed and due from customers are classified as receivables on the statement of financial position. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For some contracts, the Technip Energies Group may be entitled to receive an advance payment. The Technip Energies Group recognizes a liability for these advance payments in excess of revenue recognized and presents them as contract liabilities on the statement of financial position. The advance payment typically is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.

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Warranty - Certain contracts include an assurance-type warranty clause, typically between 18 and 36 months, to guarantee that the products comply with agreed specifications. A service-type warranty may also be provided to the customer; in such a case, management allocates a portion of the transaction price to the warranty as a separate performance obligation based on the estimated stand-alone selling price of the service-type warranty.

Allocation of transaction price to performance obligations - A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, when, or as, the performance obligation is satisfied. To determine the proper revenue recognition method, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment; some of our contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract.

Cost-to-cost method - For long-term contracts, because of control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The cost-to-cost measure of progress for contracts is generally used because it best depicts the transfer of control to the customer which occurs as costs on the contracts are incurred. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on contracts in progress are charged to earnings, in total, in the period the losses are identified.

Right to invoice practical expedient - The right-to-invoice practical expedient can be applied to a performance obligation satisfied over time if we have a right to invoice the customer for an amount that corresponds directly to the value transferred to the customer for performance completed to date. When this practical expedient is used, variable consideration is not estimated at the inception of the contract to determine the transaction price or for disclosure purposes. Certain contracts have payment terms dictated by daily or hourly rates while other contracts may have mixed pricing terms that include a fixed fee portion. For contracts in which the customer is charged a fixed rate based on the time or materials used during the project that correspond to the value transferred to the customer, the Technip Energies Group recognizes revenue in the amount it has the right to invoice.

IFRS 15 “Revenue from contracts with customers”

Issued by the IASB in May 2014 and endorsed by the EU in October 2016, this standard became effective on January 1, 2018 and sets general accounting principles relating to revenue recognition. IFRS 15, Revenue from contracts with customers supersedes the previous standards on revenue recognition, particularly IAS 18 – Revenue, IAS 11 – Construction Contracts and the corresponding interpretations IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31.

Effective January 1, 2018, the Technip Energies Group adopted IFRS 15. The standard requires companies to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time based on when control of goods and services transfer to a customer.
It requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

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The Technip Energies Group adopted IFRS 15 using the modified retrospective method applied to those contracts that were not completed as of January 1, 2018 resulting in a €92.2 million reduction to the opening Invested Equity and Retained Earnings. Results for reporting periods beginning after January 1, 2018 are presented under IFRS 15. The Technip Energies Group elected to apply the contract modifications practical expedient and presented as of January 1, 2018 the aggregate effect of all of the modifications that occurred prior to the adoption date.

Impact on Primary Financial Statements

The impact to revenues from applying IFRS 15 for the year ended December 31, 2018 was an increase of €27.8 million. A difference between revenue recognized under IFRS 15 as compared to IAS 11 and IAS 18 exists for certain contracts in which physical progress was previously used as the measure of progress. Differences also existed between revenue recognized under old and new accounting standards for variable consideration and timing of recognizing margin.

A difference exists in the presentation of trade receivables, contract assets and contract liabilities. Since adoption of IFRS 15, the Technip Energies Group recognizes trade receivables when the Technip Energies Group has the unconditional right to payment. Previously, the Technip Energies Group reported certain billed amounts on a net basis within contract assets and contract liabilities when the legal right of offset was present within the contract.

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Combined Statements of Income for the year ended December 31, 2018:

	Year Ended December 31, 2018
(In millions)	As reported	Effect of IFRS 15	Under IAS 11 and 18
Revenue	€5,365.2	€(27.8)	€5,337.4

Costs and expenses
Cost of sales	4,410.9	(12.1)	4,398.8
Selling, general and administrative expense	382.4	—	382.4
Research and development expense	26.8	—	26.8
Impairment, restructuring and other expenses	11.3	—	11.3
Merger transaction and integration costs	15.4	—	15.4
Total costs and expenses	4,846.8	(12.1)	4,834.7

Other expenses, net	(233.8)	—	(233.8)
Income from equity affiliates	28.7	(8.2)	20.5
Profit (loss) before net interest expense and income taxes	313.3	(23.9)	289.4
Financial income	71.0	—	71.0
Financial expense	(279.5)	—	(279.5)
Profit (loss) before income taxes	104.8	(23.9)	80.9
Provision for income taxes	190.4	(9.1)	181.3
Net profit (loss)	(85.6)	(14.8)	(100.4)
Net (profit) loss attributable to noncontrolling interests	0.2	—	0.2
Net profit (loss) attributable the owners of Technip Energies Group	€(85.4)	€(14.8)	€(100.2)

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Combined Statement of Financial Position as of December 31, 2018:

	December 31, 2018
(In millions)	As reported	Effect of IFRS 15	Under IAS 11 and 18
Assets
Investments in equity affiliates	€48.9	€(8.4)	€40.5
Property, plant and equipment, net	111.7	—	111.7
Goodwill	2,178.4	—	2,178.4
Intangible assets, net	119.1	—	119.1
Deferred income taxes	88.9	(0.2)	88.7
Derivative financial instruments	3.1	—	3.1
Other non-current financial assets	39.7	—	39.7
Total non-current assets	2,589.8	(8.6)	2,581.2
Cash and cash equivalents	3,669.6	—	3,669.6
Trade receivables, net	1,094.9	(1,094.9)	—
Contract assets	272.0	474.9	746.9
Derivative financial instruments	7.7	—	7.7
Income taxes receivable	130.2	(1.3)	128.9
Advances paid to suppliers	125.7	—	125.7
Due from TechnipFMC	23.8	—	23.8
Other current assets	205.6	17.3	222.9
Total current assets	5,529.5	(604.0)	4,925.5
Total assets	€8,119.3	€(612.6)	€7,506.7

Invested equity and liabilities
Invested equity and retained earnings	€1,719.1	€77.4	€1,796.5
Accumulated other comprehensive income (loss)	(3.3)	3.9	0.6
Equity attributable to owners of the Technip Energies Group	1,715.8	81.3	1,797.1
Noncontrolling interests	2.9	(0.1)	2.8
Total invested equity	1,718.7	81.2	1,799.9
Deferred income taxes	46.5	2.2	48.7
Accrued pension and other post-retirement benefits, less current portion	114.8	—	114.8
Derivative financial instruments	14.1	—	14.1
Non-current provisions	32.5	—	32.5
Other liabilities	266.1	—	266.1
Total non-current liabilities	474.0	2.2	476.2
Short-term debt and current portion of long-term debt	630.0	—	630.0
Accounts payable, trade	1,132.3	18.6	1,150.9
Contract liabilities	2,945.0	(675.8)	2,269.2
Accrued payroll	202.0	—	202.0
Derivative financial instruments	23.5	—	23.5
Income taxes payable	49.1	2.3	51.4
Current provisions	398.2	—	398.2
Due to TechnipFMC	116.2	—	116.2
Other current liabilities	430.3	(41.1)	389.2
Total current liabilities	5,926.6	(696.0)	5,230.6
Total liabilities	6,400.6	(693.8)	5,706.8
Total equity and liabilities	€8,119.3	€(612.6)	€7,506.7

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c)	Foreign currency transactions

Foreign currency transactions are translated into the functional currency at the exchange rate applicable on the transaction date.

At the closing date, monetary assets and liabilities stated in foreign currencies are translated into the functional currency at the exchange rate prevailing on that date. Resulting exchange gains or losses are directly recorded in the statement of income, except exchange gains or losses on cash accounts eligible for future cash flow hedging and for hedging on net foreign currency investments.

Translation of financial statements of subsidiaries in foreign currency
The statements of income of foreign subsidiaries are translated into Euro at the average exchange rate prevailing during the year. The statements of financial position are translated at the exchange rate at the closing date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in other comprehensive income (loss) as foreign currency translation reserve. Items that are recognized directly in equity are translated using the historical rates. The functional currency of the foreign subsidiaries is most commonly the local currency.

d)	Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Determining the fair value of assets and liabilities involves significant judgment regarding methods and assumptions used to calculate estimated fair values. The purchase price is allocated to the assets acquired, including identifiable intangible assets, and liabilities based on their estimated fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Identifiable assets are depreciated over their estimated useful lives.

Acquisition-related costs are expensed as incurred and included in the statement of income line item “Selling, general and administrative expenses”.

Adjustments recorded for a business combination on the provisional values of assets, liabilities and contingent liabilities are recognized as a retrospective change in goodwill when occurring within a 12-month period after the acquisition date and resulting from facts or circumstances that existed as of the acquisition date. After this measurement period ends, any change in valuation of assets, liabilities and contingent liabilities is accounted for in the statement of income, with no impact on goodwill.

e)	Merger transaction and integration costs

Merger transaction and other expenses are related to integration activities pertaining to combining the two legacy companies (Technip and FMC Technologies) and other acquisitions during the relevant periods.

Merger transaction and integration costs decreased to €0.0 million in 2020 from €15.2 million for 2019 as all integration initiatives associated with the Merger were completed or stopped after we decided to suspend efforts to consummate the Spin-off.

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f)	Segment information

Information by operating segment
The Technip Energies Group designs and builds onshore facilities related to the production, treatment and transportation of oil and gas; and designs, manufactures and installs fixed and floating platforms for the production and processing of oil and gas reserves for companies in the oil and gas industry.
IFRS 8 - Operating Segments require to determine operating segments based on information which is provided internally to the Chief Operating Decision Maker (the “CODM”). The Chief Executive Officer reviews and evaluates the Technip Energies Group’s operating performance to make decisions about allocating resources and has been identified as the CODM. Utilizing the internal reporting information provided to the CODM, it has been determined that the Technip Energies Group has a single operating segment.

Disaggregation of revenue
The Technip Energies Group disaggregates its revenue by the following geographic regions:

•	Europe & Russia;

•	Asia Pacific;

•	Africa & Middle East; and

•	Americas.

Geographical areas are defined according to the following criteria: specific risks associated with activities performed in a given area, similarity of economic and political framework, regulation of exchange control, and underlying monetary risks. The geographical breakdown is based on the contract delivery within the specific country.

Segment assets
Segment assets are measured in the same way as in the combined financial statements. These assets are attributed based on the physical location of the asset.

g)	Goodwill

Goodwill is measured at the acquisition date as the total of the fair value of consideration transferred, plus the proportionate amount of any non-controlling interest, plus the fair value of any previously held equity interest in the acquiree, if any, less the net recognized amount (generally at fair value) of the identifiable assets acquired and liabilities assumed.

Goodwill is allocated to cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes.

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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h)	Property, plant and equipment

In compliance with IAS 16 - Property, Plant and Equipment, an asset is recognized only if the cost can be measured reliably and if future economic benefits are expected from its use.

Property, plant and equipment could be initially recognized at cost or at their fair value in case of business combinations.

As per IAS 16, the Technip Energies Group uses different depreciation periods for each of the significant components of a single property, plant and equipment asset where the useful life of the component differs from that of the main asset. Following are the useful lives most commonly applied by the Technip Energies Group:

•	Buildings 10 to 50 years

•	IT Equipment 3 to 5 years

•	Machinery and Equipment 3 to 20 years

•	Office Fixtures 5 to 10 years

If the residual value of an asset is material and can be measured, it is taken into account in calculating its depreciable amount.

On a regular basis, the Technip Energies Group reviews the useful lives of its assets. That review is based on the effective use of the assets.

Depreciation costs are recorded in the statement of income as a function of the fixed assets’ use, split between the following line items: cost of sales, research and development expense, selling, general and administrative expenses.

In accordance with IAS 36 - Impairment of Assets, the carrying value of property, plant and equipment is reviewed for impairment whenever internal or external events indicate that there may be impairment, in which case, an impairment test is performed.

i)	Intangible assets

Internally generated research and development costs

Research costs are expensed when incurred. In compliance with IAS 38 – Impairment of Assets, development costs are capitalized if all of the following criteria are met:

•	the projects are clearly identified;

•	the Technip Energies Group is able to reliably measure expenditures incurred for each project during its development;

•	the Technip Energies Group is able to demonstrate the technical and industrial feasibility of the project;

•	the Technip Energies Group has the financial and technical resources available to complete the project;

•	the Technip Energies Group can demonstrate its intention to complete, to use or to commercialize products resulting from the project; and

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•	the Technip Energies Group is able to demonstrate the existence of a market for the output of the intangible asset, or, if it is used internally, the usefulness of the intangible asset.

IAS 38 capitalization criteria were not met for the Technip Energies Group’s ongoing development projects, therefore no development costs were capitalized. The Technip Energies Group capitalized costs on certain IT projects developed internally.

Other intangible assets

Intangible assets other than goodwill (including those acquired in a business combination) are amortized on a straight-line basis over their expected useful lives, as follows:

•	Backlog: as per the timeframe of the outstanding orders (usually less than 3 years)

•	Licenses, Patents and Trademarks: lower of 20 years or the period set forth in the legal conditions

•	Software (including software rights, proprietary IT tools, such as the E-procurement platform, or the Technip Energies Group’s management applications): 3 to 7 years

In accordance with IAS 36, the carrying value of intangible assets is reviewed for impairment whenever internal or external events indicate that there may be an impairment, in which case, an impairment test is performed.

j)	Impairment of non-financial assets

Non-financial assets, property, plant and equipment, and identifiable intangible assets being amortized are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset or cash-generating unit (“CGU”) may not be recoverable. If any indication exists, or when annual impairment testing for an asset is required, the Technip Energies Group estimates the asset’s recoverable amount. The asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and the value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, including growth rates in revenues, costs, estimates of future expected changes in operating margins, tax rates and cash expenditures. Future revenues are also adjusted to match changes in the Technip Energies Group’s business strategy. Factors that could trigger a lower value in use estimate include sustained price declines of a CGU’s products and services, cost increases, regulatory or political environment changes, changes in customer demand, and other changes in market conditions, which may affect certain market participant assumptions used in the discounted future cash flow model.
In determining the fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

Goodwill is tested for impairment annually at October 31 or whenever changes in circumstances indicate that its carrying amount may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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k)	Fair value measurement

The Technip Energies Group measures certain financial instruments (including derivatives) at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Technip Energies Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the combined financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly;

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

For assets and liabilities that are recognized in the combined financial statements at fair value on a recurring basis, the Technip Energies Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

l)	Financial assets

Financial assets are categorized at initial recognition, as subsequently measured at either amortized cost, at fair value through other comprehensive income (“FVOCI”), or at fair value through profit or loss (“FVTPL”).

For debt instruments this classification depends on the financial asset’s contractual cash flow characteristics as well as business model according to which the Technip Energies Group is managing them. Financial assets are initially measured at their fair values plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15.

A financial asset is classified and measured at amortized cost or fair value through other comprehensive income (“OCI”) if and only if it gives rise to cash flows that are ‘solely payments of principal and interest (“SPPI”)’, i.e. the asset meets the SPPI test criteria, which are assessed at an instrument level.

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The business model applied by the Technip Energies Group determines whether the cash flows from the instruments will be realized through collecting contractual cash flows, selling the financial assets, or both.
Transactions on financial assets that require delivery of assets within a time frame legally or contractually (regular way trades) are recognized on the trade date, being the date when the Technip Energies Group commits to acquire or sell the asset.

For purposes of subsequent measurement, financial assets are classified into three categories:

•	Financial assets at amortized cost

•	Financial assets at fair value through OCI, either with recycling or no recycling of cumulative gains and losses

•	Financial assets at fair value through profit or loss

Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest rate and are also subject to impairment. Gains and losses are recognized in profit or loss within the Other expenses (net) line when the asset is derecognized, impaired or contractual cash flows change.

The Technip Energies Group’s financial assets at amortized cost include trade receivables, loans issued to third or related parties and debt notes receivable presented under other non-current assets or other current assets, as applicable.

Financial assets at fair value through OCI

The Technip Energies Group currently has no financial assets at fair value through OCI.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

•	Financial assets held for trading (i.e., those which are acquired for the purpose of selling or repurchasing in the near term).

•	Financial assets designated upon initial recognition at fair value through profit or loss (in order to eliminate, or significantly reduce, an accounting mismatch), or

•	Financial assets required to be measured at fair value (i.e. assets with cash flows that are not solely payments of principal and interest, irrespective of the business model).

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Derivatives, including separated embedded derivatives, are also classified as held for trading except for those designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income.

This category includes derivative instruments, listed and non-quoted equity investments which the Technip Energies Group had not irrevocably elected to classify at fair value through OCI, as well as certain liquid, frequently traded debt instruments such as treasury bills.

Dividends on listed equity investments are also recognized in the statement of income when the right of payment has been established.

Impairment of financial assets

An allowance for Expected Credit Losses (ECL) is recognized for all debt instruments not held at fair value through profit or loss. As opposed to the incurred loss approach, ECL is based on the difference between the carrying amount (as per the contractual cash flows of the instruments) and all the cash flows that the Technip Energies Group expects to receive, discounted at the original effective interest rate. The expected cash flows will include consideration of collaterals or other credit enhancements that are integral to the contractual terms.

In case of instruments for which there has not been a significant increase in credit risk since initial recognition, ECL is applied for default events that are possible within the next twelve months (a 12-month ECL). In case there has been a significant increase in credit risk since initial recognition, an ECL is applied over the remaining life of the exposure (lifetime ECL).
For trade receivables and contract assets, the Technip Energies Group applies a simplified approach permitted by IFRS 9. Therefore, the Technip Energies Group recognizes lifetime ECL at initial recognition and at each reporting date. The Technip Energies Group has considered historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment to determine lifetime expected losses.
For debt instruments recognized at amortized cost, as permitted by IFRS 9, the Technip Energies Group applies the low credit risk simplification. Accordingly, the Technip Energies Group evaluates whether the debt instrument is considered to have low credit risk at the reporting date, using available, reasonable and supportable information. The Technip Energies Group considers its internal credit rating of the debt instrument, and also considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due. For debt instruments that continue to have low credit risk after the evaluation, the Technip Energies Group assumes that there is no significant increase in the credit risk of the instrument.

ECL on such instruments is measured on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. The Technip Energies Group uses the ratings from credit rating agencies both to determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

The Technip Energies Group considers a financial asset in default when contractual payments are 90 days past due. Also, in cases when internal or external information indicates that it is unlikely to receive the outstanding contractual cash flows before considering any credit enhancements, the Technip Energies Group also considers a financial asset to be in default. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized when:

•	the rights to receive cash flows from the asset have expired; or

•
the Technip Energies Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Technip Energies Group has transferred substantially all the risks and rewards of the asset, or (b) the Technip Energies Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Technip Energies Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Technip Energies Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Technip Energies Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Technip Energies Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Technip Energies Group could be required to repay.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the combined statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

IFRS 9 “Financial instruments”

Effective January 1, 2018, IFRS 9 replaced IAS 39 bringing together all three aspects of the accounting for financial instruments: classification and measurement, impairment and hedge accounting. The Technip Energies Group has initially applied IFRS 9 on January 1, 2018. The Technip Energies Group did not restate prior periods but recognized the difference between the previous carrying amount and the new carrying amount in the opening Invested Equity And Retained Earnings as of January 1, 2018. The Technip Energies Group has elected not to apply the hedging requirements of IFRS 9 as amended by IFRS 9.7.2.21.

The effect of adopting IFRS 9 at January 1, 2018 was a decrease in Invested Equity and Retained Earnings of €1.3 million with a corresponding decrease in trade and loans receivables due to the adoption of the expected credit loss approach.

Classification and measurement

Under IFRS 9, financial instruments are subsequently measured at Fair Value Through Profit or Loss (“FVTPL”), amortized cost, or Fair Value Through Other Comprehensive Income (“FVOCI”). The classification is based on two criteria: the Technip Energies Group’s business model for managing the assets; and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding. The assessment of the Technip Energies Group’s business model was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments solely comprised principal and interest was made based on the facts and circumstances at the initial recognition of the assets.

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Classification and measurement criteria of IFRS 9 did not have a material impact:

(In millions)			Balance per IFRS 9 measurement category as of January 1, 2018
IAS 39 measurement category	As reported per IAS 39 at December 31, 2017	Impact of IFRS 9	Fair value through profit or loss	Amortized cost	Fair value through OCI
Loans and receivables
Trade receivables (Note 12)	€660.4	€(1.3)	€—	€659.1	€—
Security deposits and other (Note 10)	24.1	—	—	24.1	—
Due from TechnipFMC - Trade receivables (Note 24)	22.8	—	—	22.8	—
Due from TechnipFMC - Loans receivable (Note 24)	1.4	—	—	1.4	—
Available for sale
Quoted equity instruments at FVOCI (Note 10)	23.0	—	23.0	—	—
Total financial assets	€731.7	€(1.3)	€23.0	€707.4	€—

(In millions)	Balance per IAS 11 as reported at December 31, 2017	Impact of IFRS 9	Balance per IFRS 15 as reported as at January 1, 2018
Contract assets (Note 4)	€444.0	€—	€444.0
Total non-financial assets	€444.0	€—	€444.0

As a summary, upon the adoption of IFRS 9, the Technip Energies Group had the following required or elected reclassifications as at January 1, 2018:

•
Financial assets and financial liabilities previously measured at fair value through profit and loss under IAS 39 continue to be recognized as such, including cash, cash equivalents, derivatives and the redeemable financial liability from the Yamal acquisition.

•
Trade receivables, loans receivable and other financial assets classified as loans and receivables under IAS 39 are held to collect contractual cash flows and give rise to cash flows representing solely payments of principal and interest. Therefore, they are classified as financial assets at amortized cost.

•
Financial assets classified as available for sale (AFS) under IAS 39 are classified at fair value through profit and loss on January 1, 2018. Accordingly, the Technip Energies Group’s quoted equity instruments at January 1, 2018 are classified and measured at fair value through profit and loss. The carrying amount of these instruments as of adoption date was €23.0 million.

•	There is no change in the classification of the Technip Energies Group’s financial liabilities.

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Impairment

The analysis conducted by the Technip Energies Group between the new standard requirements and the previous accounting principles for financial instruments has led to the difference regarding trade receivables and contract assets impairment. The adoption of IFRS 9 has changed the accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking Expected Credit Loss (“ECL”) approach. IFRS 9 requires recording an allowance for ECL’s for all loans and other financial assets not held at fair value through profit or loss.

For contract assets and trade receivables the Technip Energies Group has elected to apply a simplified approach and calculated an ECL based on loss rates from historical data. Under the simplified approach the Technip Energies Group develops loss-rate statistics on the basis of the amount written off over the life of the financial assets and adjusts these historical credit loss trends for current conditions and expectations about the future.

For short-term notes receivable an expected credit loss is calculated assuming the maximum possible loss in the event of a default (that is, the loan is fully drawn and no amount is recovered). Management established a probability of default based on the counterparty’s credit risk as determined by an external credit rating agency (Moody’s) and the maximum loss given default (average recovery rate of sovereign bond issuers as published by Moody’s). Based on these factors’ management determines the ECL for the Technip Energies Group’s short-term loans receivable. There are no long-term loans and notes receivable as of January 1, 2018 and December 31, 2018.

The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Technip Energies Group’s financial assets impacting Invested Equity And Retained Earnings by €1.3 million as of January 1, 2018 as per the following reconciliation:

m)	Derivative financial instruments and hedging

Initial recognition and subsequent measurement

The Technip Energies Group uses derivative financial instruments, such as forward contracts, swaps and options to hedge its risks, in particular foreign exchange risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Currently, every derivative financial instrument held by the Technip Energies Group is aimed at hedging future cash inflows or outflows against exchange rate fluctuations during the period of contract performance. Derivative instruments and in particular forward exchange transactions are aimed at hedging future cash inflows or outflows against exchange rate fluctuations in relation with awarded commercial contracts.

To hedge its exposure to exchange rate fluctuations during the bid-period of construction contracts, the Technip Energies Group occasionally enters into insurance contracts under which foreign currencies are exchanged at a specified rate and at a specified future date only if the new contract is awarded. The premium that the Technip Energies Group pays to enter into such an insurance contract is charged to the statement of income when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any additional cash settlements or penalties.

In some cases, the Technip Energies Group may enter into foreign currency options for some proposals during the bid-period. These options cannot be eligible for hedging.

For the purpose of hedge accounting, instruments qualifying as hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment

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•
Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

•	Hedges of a net investment in a foreign operation (the Technip Energies Group currently has no financial instruments designated for such hedging relationship)

Foreign currency treasury accounts designated for a contract and used to finance its future expenses in foreign currencies may qualify as a foreign currency cash flow hedge. Cash as a hedging instrument is determined as cash less accounts payable (including debts contracted on projects) plus accounts receivable (including loans contracted on projects) on reimbursable, services and completed contracts at closing date.

An economic hedging may occasionally be obtained by offsetting cash inflows and outflows on a single contract (“natural hedging”).

When implementing hedging transactions, each applicable member of the Technip Energies Group enters into forward exchange contracts with banks or with the member of the Technip Energies Group that performs centralized treasury management for the Technip Energies Group. However, only instruments that involve a third party outside of TechnipFMC are designated as hedging instruments.

At the inception of a hedge relationship, the Technip Energies Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how Technip Energies Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
Hedges that meet all the qualifying criteria for hedge accounting are accounted for as described below. The fair value of derivative financial instruments is estimated on the basis of valuations provided by bank counterparties or financial models commonly used in financial markets, using market data as of the statement of financial position date.
A derivative instrument qualifies for hedge accounting (fair value hedge or cash flow hedge) when there is a formal designation and documentation of the hedging relationship, and of the effectiveness of the hedge throughout the life of the contract. A fair value hedge aims at reducing risks incurred by changes in the market value of some assets, liabilities or firm commitments. A cash flow hedge aims at reducing risks incurred by variations in the value of future cash flows that may impact net profit (loss).
In order for a currency derivative to be eligible for hedge accounting treatment, the following conditions have to be met:

•	its hedging role must be clearly defined and documented at the date of inception; and

•
its effectiveness should be proved at the date of inception and/or as long as it remains effective. If the effectiveness test results in a score between 80% and 125%, changes in fair value or in cash flows of the covered element must be almost entirely offset by the changes in fair value or in cash flows of the derivative instrument.

All derivative instruments are recorded and disclosed in the statement of financial position at fair value:

•	derivative instruments considered as hedging are classified as current assets and liabilities, as they follow the operating cycle; and

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•	derivative instruments not considered as hedging are also classified as current assets and liabilities.

Changes in fair value are recognized as follows:

•
regarding cash flow hedges, the portion of the gain or loss corresponding to the effectiveness of the hedging instrument is recorded directly in other comprehensive income, and the ineffective portion of the gain or loss on the hedging instrument is recorded in the statement of income. The exchange gain or loss on derivative cash flow hedging instruments, which is deferred in equity, is reclassified in the net profit (loss) of the year(s) in which the specified hedged transaction affects the statement of income;

•
the changes in fair value of derivative financial instruments that qualify as fair value hedge are recorded as financial income or expenses. The ineffective portion of the gain or loss is immediately recorded in the statement of income. The carrying amount of a hedged item is adjusted by the gain or loss on this hedged item which may be allocated to the hedged risk and is recorded in the statement of income; and

•	the changes in fair value of derivative financial instruments that do not qualify as hedging in accounting standards are directly recorded in the statement of income.

Embedded derivatives

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if:

•	the economic characteristics and risks are not closely related to the host;

•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

•	the hybrid contract is not measured at fair value through profit or loss.

Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

n)	Advances paid to suppliers

Advance payments made to suppliers under long-term contracts are shown under the “Advances Paid to Suppliers” line item, on the asset side of the combined statement of financial position.

o)	Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Technip Energies Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

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Impairment of trade receivables

Since January 1, 2018, the Technip Energies Group has applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. The Technip Energies Group’s trade receivables and contracts assets constitute a homogeneous portfolio, therefore, to measure the expected credit losses, trade receivables and contract assets have been grouped based on a selection of the members of the Technip Energies Group that cover a representative part of the Technip Energies Group’s combined trade receivables and contract assets at each period end. Contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Technip Energies Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets.

p)	Cash and cash equivalents

Cash and cash equivalents consist of cash in bank and in hand, as well as securities fulfilling the following criteria: an original maturity of less than three months, highly liquid, a fixed exchange value and an insignificant risk of loss of value. Securities are measured at their market value at year-end. Any change in fair value is recorded in the statement of income.

q)	Share-based compensation

The Technip Energies Group employees participated in TechnipFMC’s share-based plans accounted for in accordance with IFRS 2 “Share-based payments” (“IFRS 2”). Share-based compensation expense has been allocated to the Technip Energies Group based on the awards and terms previously granted to the Technip Energies Group’s employees as well as an allocation of TechnipFMC’s management expenses attributable to the Technip Energies Group. The measurement of share-based compensation expense on restricted share awards is based on the market price at the grant date and the number of shares awarded. The fair value of performance shares is estimated using a combination of the closing stock price on the grant date and the Monte Carlo simulation model.

TechnipFMC used the Black-Scholes options pricing model to measure the fair value of share options granted on or after January 1, 2017, excluding from such valuation the service and non-market performance conditions (which are considered in the expected number of awards that will ultimately vest) but including market conditions (Note 16).
The share-based compensation expense for each award is recognized during the vesting period (i.e. the period in which the service and, where applicable, the performance conditions are fulfilled). The cumulative expense recognized for share-based employee compensation at each reporting date reflects the already expired portion of the vesting period and the Technip Energies Group’s best estimate of the number of awards that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

r)	Provisions

Provisions are recognized if and only if the following criteria are simultaneously met:

•	the Technip Energies Group has an ongoing obligation (legal or constructive) as a result of a past event;

•	the settlement of the obligation will likely require an outflow of resources embodying economic benefits without expected counterpart; and

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•	the amount of the obligation can be reliably estimated: provisions are measured according to the risk assessment or the exposed charge, based upon best-known elements.

Contingencies related to contracts

These provisions relate to claims and litigations on contracts.

Restructuring

Once a restructuring plan has been decided and the interested parties have been informed, the plan is scheduled and valued. Restructuring provisions are recognized in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and presented within Impairment, Restructuring and Other Expenses (Income) in the Combined Statement of Income.

s)	Pensions and other long-term benefits

The Technip Energies Group sponsors various end-of-service and retirement employee benefit plans. Payments under such employee benefit plans are made either at the date of the employee’s termination of service with the Technip Energies Group or at a subsequent date or dates in accordance with the laws and practices of each country in which a participant resides. Depending on the employing entity the main defined benefit plans can be:

•	end-of-career benefits, to be paid at the retirement date;

•	deferred compensation, to be paid when an employee leaves the Technip Energies Group;

•	retirement benefits to be paid in the form of a pension.

The Technip Energies Group assesses its obligations in respect of employee pension plans and other long-term benefits such as “jubilee benefits”, post-retirement medical benefits, special termination benefits and cash incentive plans. The plan assets are recorded at fair value based on recognized and uniform actuarial methods performed by an independent actuary.

The obligations of providing benefits under defined benefit plans are determined by independent actuaries using the projected unit credit actuarial valuation method as per IAS 19 - Employee Benefits.

The actuarial assumptions used to determine the obligations may vary depending on the country. The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, staff turnover rate and inflation rate.

The defined benefit liability equals the present value of the defined benefit obligation after deducting the plan assets. Present value of the defined benefit obligation is determined using present value of future cash disbursements based on interest rates of corporate bonds, in the currency used for benefit payment, and whose term is equal to the average expected life of the defined benefit plan.

According to amended IAS 19, the actuarial gains and losses resulting from adjustments related to experience and changes in actuarial assumptions are now recorded in other comprehensive income (see Note 18 - Pensions and other long-term employee benefit plans).

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t)	Deferred income tax

Deferred tax assets and liabilities are recognized in accordance with IAS 12 - Income Taxes, and are based on all temporary book-tax basis differences as of the closing date measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are reviewed at each closing date to take into account the effect of any changes in tax law and in the prospects of recovery.

Deferred income tax assets are recognized for all deductible temporary differences, unused tax credit carry-forwards and unused tax loss carry-forwards, to the extent that it is probable that taxable profit will be available.

Deferred income tax liabilities are recognized for all taxable temporary differences, except in certain specific circumstances, in accordance with the provisions of IAS 12.
Tax assets and liabilities are not discounted.

u)	Financial liabilities

Financial liabilities are classified, at initial recognition, as:

•
financial liabilities at fair value through profit or loss (i.e. instruments held for trading including derivatives not designated as hedging instruments and also instruments designated upon initial recognition at fair value through profit or loss),

•	financial debt,

•	trade and other payables, or

•	derivatives designated as hedging instruments in an effective hedge.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term.

Gains or losses on liabilities held for trading are recognized in the statement of income.

The Technip Energies Group has not elected to designate any financial liability as at fair value through profit or loss.

Financial debts (Current and non-current)

Current and non-current financial debts include borrowings and commercial paper programs. After initial recognition, borrowings are measured at amortized cost using the effective interest rate method. Transaction costs are included in the cost of debt on the liability side of the statement of financial position, as an adjustment to the nominal amount of the debt. The difference between the initial debt and redemption at maturity is amortized at the effective interest rate.

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Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

v)	Current/ non-current distinction

The distinction between current assets and liabilities, and non-current assets and liabilities is based on the operating cycle of contracts. If related to contracts, assets and liabilities are classified as “current”; if not related to contracts, assets and liabilities are classified as “current” if their maturity is less than 12 months or “non-current” if their maturity exceeds 12 months.

1.6    Use of critical accounting estimates, judgments and assumptions

The preparation of the combined financial statements requires the use of critical accounting estimates, judgments and assumptions and that may affect the assessment and disclosure of assets and liabilities as well as income and expenses. Estimates may be revised if the circumstances and the assumptions on which they were based change, if new information becomes available, or as a result of greater experience. Consequently, the actual result from operations may differ from these estimates.

Other disclosures relating to the Technip Energies Group’s exposure to risks and uncertainties include:

•	Principles applied in preparing the combined financial statements (Note 1)

•	Capital management (Note 15)

•	Market related exposures (Note 26)

a)	Judgments

The main judgments made in the combined financial statements of the Technip Energies Group relate to the merger related goodwill and revenue recognition.

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Accounting for the merger related goodwill

As noted previously in Note 1.4, the €1,453.6 million of goodwill allocated to the Onshore/Offshore operating segment on the merger date was the direct result of FMC Technologies and Technip merger. Because goodwill attributed to the carve-out entity using the parent’s basis is acquisition-specific, it may include synergistic goodwill that the parent entity previously assigned to its other CGU or GCGU that were expected to benefit from the synergies of the business combination. Accordingly, because the Onshore/Offshore operating segment is being carved-out and included in the combined financial statements of the Technip Energies Group, management determined that it is most appropriate to include the associated Onshore/Offshore operating segment’s goodwill with the Technip Energies Group.

Revenue recognition

The majority of the Technip Energies Group’s revenue is derived from long-term contracts that can span several years. Effective January 1, 2018, the Technip Energies Group accounts for revenue in accordance with IFRS 15. The unit of account in IFRS 15 is a performance obligation. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Performance obligations are satisfied over time as work progresses.

A significant portion of total revenue recognized over time primarily relates to the entire range of onshore facilities and fixed and floating offshore oil and gas facilities that involve the design, engineering, manufacturing, construction, and assembly of complex, customer-specific systems. Because of control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. The Technip Energies Group generally uses the cost-to-cost measure of progress for its contracts because it best depicts the transfer of control to the customer that occurs as the Technip Energies Group incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

Due to the nature of the work required to be performed on performance obligations, the estimation of total revenue and cost at completion is complex, subject to many variables, and requires significant judgment. It is common for long-term contracts to contain award fees, incentive fees, or other provisions that can either increase or decrease the transaction price. The estimated amounts in the transaction price are included when management believes there is an enforceable right to the modification, the amount can be estimated reliably, and its realization is probable. The estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

The Technip Energies Group executes contracts with its customers that clearly describe the equipment, systems, and/or services. After analyzing the drawings and specifications of the contract requirements, project engineers estimate total contract costs based on their experience with similar projects and then adjust these estimates for specific risks associated with each project, such as technical risks associated with a new design. Costs associated with specific risks are estimated by assessing the probability that conditions arising from these specific risks will affect total cost to complete the project. After work on a project begins, assumptions that form the basis for the calculation of total project cost are examined on a regular basis and estimates are updated to reflect the most current information and management’s best judgment.

Adjustments to estimates of contract revenue, total contract cost, or extent of progress toward completion are often required as work progresses under the contract and as experience is gained, even though the scope of work required under the contract may not change. The nature of accounting for long-term contracts is such that refinements of the estimating process for changing conditions and new developments are continuous and characteristic of the process.
Consequently, the amount of revenue recognized over time is sensitive to changes in estimates of total contract costs. There are many factors, including, but not limited to, the ability to properly execute the engineering and design phases consistent with customers’ expectations, the availability and costs of labor and material resources, productivity, and weather, all of which can affect the accuracy of cost estimates, and ultimately, a future profitability.

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During the year ended December 31, 2020, the Technip Energies Group recognized changes in estimates that had an impact on its margin in the amounts of €455.8 million compared to €712.0 million in 2019 and €322.1 million in 2018. The changes in contract estimates are attributed to better than expected performance throughout the execution of Technip Energies’ projects.

See Note 1.5 for a detailed description of revenue accounting policies thereon.

b)	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to income taxes, pension accounting, impairment of non-financial assets and estimates related to fair value for purposes of assessing goodwill for impairment and are described below.

Income taxes

Income tax expense, deferred tax assets and liabilities, and reserves for uncertain tax positions reflect management’s best assessment of estimated future taxes to be paid. The Technip Energies Group is subject to income taxes in France and numerous other jurisdictions. Significant judgments and estimates are required in determining the combined income tax expense.

In determining the current income tax provision, management assesses temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in the combined statements of financial position. When management assesses deductible temporary differences, including those originating from tax losses carried forward, management must assess the probability that these will be recovered through the future taxable income. To the extent management believes recovery is not probable, no deferred tax asset is recognized. Management believes the assessment related to the availability of future taxable income is a critical accounting estimate because it is highly susceptible to change from period to period, requires management to make assumptions about future income over the period of deductible temporary differences, and finally, the impact of increasing or decreasing deferred tax assets is potentially material to the results of operations.

Forecasting future income requires the use of a significant amount of judgment. In estimating future income, management uses internal operating budgets and long-range planning projections. Management develops its budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing the Technip Energies Group’s performance, its backlog, planned timing of new product launches and customer sales commitments. Significant changes in management’s judgment related to the expected realizability of deductible temporary differences result in an adjustment to the associated deferred tax asset.

The calculation of income tax expense involves dealing with uncertainties in the application of complex tax laws and regulations in numerous jurisdictions in which the Technip Energies Group operates. Management recognizes tax benefits related to uncertain tax positions when, in management’s judgment, it is more likely than not that such positions will be sustained on examination, including resolutions of any related appeals or litigation, based on the technical merits. Management adjusts liabilities for uncertain tax positions when its judgment changes as a result of new information previously unavailable. Due to the complexity of some of these uncertainties, their ultimate resolution may result in payments that are materially different from current estimates. Any such differences will be reflected as adjustments to income tax expense in the periods in which they are determined.
For further information, see Note 7 to the combined financial statements.

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Accounting for pension and other post-retirement benefit plans

The Technip Energies Group’s pension and other post-retirement (health care and life insurance) obligations are described in Note 18 to the combined financial statements.
The determination of the projected benefit obligations of pension and other post-retirement benefit plans are important to the recorded amounts of such obligations in the combined statements of financial position and to the amount of pension expense in the combined statements of income. To measure the projected benefit obligations of pension and other post-retirement benefit plans and the expense associated with such benefits, management must make a variety of assumptions and estimates, including discount rates used to value certain liabilities, rates of compensation increase, employee turnover rates, retirement rates, mortality rates and other factors. Management updates these assumptions and estimates on an annual basis or more frequently upon the occurrence of significant events. These accounting assumptions and estimates take into account the risk of change due to the uncertainty and difficulty in estimating these measures. Different assumptions and estimates used by management could result in recognition of different amounts of expense over different periods of time.
The discount rate affects the interest cost component of net periodic pension cost and the calculation of the projected benefit obligation. The discount rate is based on rates at which the pension benefit obligation could be effectively settled on a present value basis. Discount rates are derived by identifying a theoretical settlement portfolio of long-term, high quality (“AA” rated) corporate bonds at determination date that is sufficient to provide for the projected pension benefit payments. A single discount rate is determined that results in a discounted value of the pension benefit payments that equate to the market value of the selected bonds. The resulting discount rate is reflective of both the current interest rate environment and the pension’s distinct liability characteristics. Significant changes in the discount rate, such as those caused by changes in the yield curve, the mix of bonds available in the market, the duration of selected bonds and the timing of expected benefit payments, may result in volatility in pension expense and pension liabilities.

Due to the specialized and statistical nature of these calculations which attempt to anticipate future events, management engages third-party specialists to assist in evaluating assumptions as well as appropriately measuring the costs and obligations associated with these pension and other post-retirement benefits.

The actuarial assumptions and estimates made by management in determining pension and other post-retirement benefit obligations may materially differ from actual results as a result of changing market and economic conditions and changes in plan participant assumptions. While management believes the assumptions and estimates used are appropriate, differences in actual experience or changes in plan participant assumptions may materially affect the Technip Energies Group’s financial position or results of operations.

Impairment of non-financial assets

Property, plant and equipment and identifiable intangible assets being amortized are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the non-financial assets may not be recoverable. The carrying amount of a non-financial asset is not recoverable if it exceeds the recoverable amount determined as the higher of an asset’s fair value less costs of disposal and its value in use. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the non-financial asset exceeds its recoverable amount. The determination of future value in use as well as the estimated fair value of non-financial assets involves significant estimates on the part of management. Because there usually is a lack of quoted market prices for non-financial assets, fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or based on a multiple of operating cash flow validated with historical market transactions of similar assets where possible. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future productivity of the asset, operating costs and capital decisions and all available information at the date of review. If future market conditions deteriorate beyond current expectations and assumptions, impairments of non-financial assets may be identified if management concludes that the carrying amounts are no longer recoverable.

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Refer to Note 1.5 for estimates and accounting policies relevant to property, plant and equipment and intangible assets.

Impairment of goodwill

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Goodwill is not subject to amortization but is tested for impairment at the level of CGU or GCGUs the goodwill has been allocated to, on an annual basis, or more frequently if impairment indicators arise. Management has established October 31 as the date of its annual test for impairment of goodwill. Management identifies a potential impairment by comparing the recoverable amount of the applicable CGU or GCGUs to its carrying amount, including goodwill. If the carrying amount exceeds the recoverable amount of the applicable CGU or GCGUs, management measures the impairment by comparing the carrying value of the CGU or GCGUs to its recoverable amount. CGUs with goodwill are tested for impairment using a quantitative impairment test.

Determining the recoverable amount of CGUs is judgmental in nature and involves the use of significant estimates and assumptions. Management estimates the recoverable amount of the Technip Energies Group CGUs using a discounted future cash flow model. The majority of the estimates and assumptions used in a discounted future cash flow model on a pre-tax basis involve unobservable inputs reflecting management’s own assumptions about the assumptions market participants would use in estimating the fair value of a business. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. The estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and do not reflect unanticipated events and circumstances that may occur.

A lower recoverable amount estimate in the future for any of the Technip Energies Group’s CGUs could result in a goodwill impairment. Factors that could trigger a lower recoverable amount estimate include sustained price declines of the CGUs’ products and services, cost increases, regulatory or political environment changes, changes in customer demand, and other changes in market conditions, which may affect certain market participant assumptions used in the discounted future cash flow model based on internal forecasts of revenues and expenses over a specified period plus a terminal value (the income approach).

The income approach estimates recoverable amount by discounting each CGU’s estimated future cash flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of CGU’s. To arrive at future cash flows, management uses estimates of economic and market assumptions, including growth rates in revenues, costs, estimates of future expected changes in operating margins, tax rates and cash expenditures. Future revenues are also adjusted to match changes in the Technip Energies Group business strategy. Management believes this approach is an appropriate valuation method and utilizes this approach in determining the CGUs valuations.

Refer to Note 10 to the combined financial statements for additional information related to goodwill impairment testing during the periods presented.

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1.7    Changes in accounting policies and disclosures

a)	Standards, amendments and interpretations effective in 2020

The Company has applied the following standards and amendments for the first time in its consolidated financial statements for the year ended December 31, 2020:

•	Definition of a Business - Amendments to IFRS 3 “Business Combinations” (“IFRS 3”);

•	Definition of Material - Amendments to IAS 1 and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” (“IAS 8”);

•
Interest rate benchmark reform - Amendments to IFRS 9 “Financial instruments” (“IFRS 9”), IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) and IFRS 7 "‘Financial Instruments: Disclosures" ("IFRS 7");

•	Revised Conceptual Framework for Financial Reporting.

•
Covid-19 Related Rent Concessions – Amendment to IFRS 16. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. The amendment provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

The new standards and amendments did not have any impact on the Company's accounting policies and did not require retrospective adjustments.

b)	Standards, amendments and interpretations to existing standards that are issued, not yet effective and have not been early adopted as of December 31, 2020

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Company. The assessment of the impact of these new standards and interpretations is set out below.

IFRS 17 “Insurance Contracts”

This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 “Insurance Contracts” (“IFRS 17”) will change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features. The new standard will be effective for annual periods beginning on or after January 1, 2023 with early application permitted.  We are currently evaluating the impact of this standard on our consolidated financial statements and do not expect that the adoption of the standard will have a significant impact on our consolidated financial statements.

Definition of Material - Amendments to IAS 1 and IAS 8

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition of ‘‘material’’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’’ The amendments clarify that materiality will depend on the nature or magnitude of information, or both. An entity will need to assess whether the information, either individually or in combination with other information, is material in the context of the financial statements. The amendments are effective for annual periods beginning on or after January 1, 2020 with early application permitted. Technip Energies does not expect that the adoption of the amendments will have a significant impact on its combined financial statements.

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A number of narrow-scope amendments to IAS 16, IAS 36 and some annual improvements on IFRS 1, IFRS 4, IFRS 9, IFRS 14 and IFRS 16

The new amendments will be effective for annual periods beginning on or after January 1, 2022 with early application permitted. We are currently evaluating the impact of these amendments on our consolidated financial statements and do not expect that the adoption of these amendments will have a significant impact on our consolidated financial statements.

NOTE 2.    ACQUISITIONS AND DIVESTITURES

Year ended December 31, 2020 - Significant business acquisitions and divestitures
Technip Energies Group did not have any significant acquisitions and divestitures during the year ended December 31, 2020.

Year ended December 31, 2019 - Significant business acquisitions and divestitures
Technip Energies Group did not have any significant acquisitions and divestitures during the year ended December 31, 2019.

Year ended December 31, 2018 - Significant business acquisitions and divestitures
On May 14, 2018, the Technip Energies Group’s equity participation in Badger Licensing LLC (“Badger”) increased by acquiring remaining ownership from ExxonMobil. A net gain before tax of €6.3 million was recorded in the year ended December 31, 2018. The investment in Badger was accounted for using the equity method investment before the acquisition.
On July 18, 2018, the Technip Energies Group entered into a share sale and purchase agreement with POC Holding Oy to sell 100% of the outstanding shares of Technip Offshore Finland Oy. The total gain before tax recognized in the year ended December 31, 2018 was €23.6 million.

NOTE 3.    SEGMENT INFORMATION

In the periods presented here, the Chief Executive Officer reviewed and evaluated the Technip Energies Group operating performance to make decisions about resource to be allocated and has been identified as the CODM. Utilizing the internal reporting information provided to the CODM, it has been determined that the Technip Energies Group has a single reporting segment.

Disaggregation of revenue by geographic location and contract types are presented in Note 5.

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Location of property, plant and equipment, net by country is the following:

	December 31,
(In millions)	2020	2019	2018
United States	€21.9	€28.6	€29.5
France	22.2	18.3	26.9
Italy	16.7	17.6	18.8
United Kingdom	6.0	4.5	4.4
All other countries	28.7	39.4	32.1
Total property, plant and equipment, net	€95.5	€108.4	€111.7

NOTE 4.    LEASES

In January 2016, the IASB issued IFRS 16 - Leases. IFRS 16 requires that a lessee recognize a liability to make lease payments and a right-of-use (“ROU”) asset representing its right to use the underlying asset for the lease term. IFRS 16 eliminates the dual accounting model for lessees and introduces a single, on-balance sheet accounting model. Entities may choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach during transition. The guidance became effective for us on January 1, 2019.

Technip Energies Group adopted IFRS 16 on January 1, 2019, electing the modified retrospective approach and did not restate comparative amounts for the prior periods presented. Technip Energies Group elected certain practical expedients permitted under IFRS 16, including the practical expedient for short-term leases in which a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities for leases with a term of 12 months or less and do not include an option to purchase the underlying asset, as well as a similar practical expedient for low-value assets. Lease cost of short-term leases are recognized on a straight-line basis over the lease term and disclosed within the combined financial statements. Management believes short-term lease commitments are not materially different than the short-term lease cost for the period.

In addition, Technip Energies Group elected the transition practical expedient available to lessees and lessors for grandfathering the lease definition previously identified under the pre-existing guidance. Technip Energies Group also elected the practical expedient of portfolio approach to make judgments and estimates about discount rate or lease term to leases with similar characteristics.

Adoption of the new lease accounting guidance had a material impact on the combined statement of financial position. On January 1, 2019, Technip Energies Group (1) recognized a lease liability of approximately €334.8 million which represents the present value of the remaining lease payments, discounted using the applicable weighted average incremental borrowing rates of TechnipFMC, and (2) recognized a ROU asset of approximately €299.3 million, which represents the lease liability of €334.8 million adjusted for accrued and prepaid rent, lease incentives, and other balances.
Technip Energies Group leases real estate, including land, buildings and warehouses, machinery/equipment, vehicles, and various types of manufacturing and data processing equipment, from a lessee perspective. Leases of real estate generally provide for payment of property taxes, insurance, and repairs by Technip Energies Group.
Management determines if an arrangement is a lease at inception by assessing whether an identified asset exists and if Technip Energies Group has the right to control the use of the identified asset. Leases are included in right-of-use assets, lease liabilities (current), and lease liabilities (non-current) on the combined statements of financial position. Right-of-use assets represent Technip Energies Group’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the commencement date based on the present value of the remaining lease payments over the lease term. With the exception of rare cases in which the implicit rate is readily determinable, Technip Energies Group uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The right-of-use assets also includes any lease prepayments made and excludes lease incentives Technip Energies Group received from the lessor. Lease cost for lease payments is recognized on a front-loaded expense pattern over the lease term. Technip Energies Group leases do not contain any material restrictive covenants.

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Lease terms within lessee arrangements may include options to extend/renew or terminate the lease and/or purchase the underlying asset when it is reasonably certain that Technip Energies Group will exercise that option. For termination options, they are only considered when Technip Energies Group is reasonably certain not to exercise that option. Technip Energies Group applies a portfolio approach by asset class to determine lease term renewals. The leases within these portfolios are categorized by asset class and have initial lease terms that vary depending on the asset class. The renewal terms range from 60 days to 5 years for asset classes such as temporary residential housing, forklifts, vehicles, and office and IT equipment, and up to 15 years or more for commercial real estate. Short-term leases with an initial term of 12 months or less that do not include a purchase option are not recorded on the statement of financial position. Lease costs for short-term leases are recognized on a straight-line basis over the lease term and amounts related to short-term leases are disclosed within the combined financial statements.

Technip Energies Group has variable lease payments, including adjustments to lease payments based on an index or rate (such as the Consumer Price Index), fair value adjustments to lease payments, and common area maintenance, real estate taxes, and insurance payments in triple-net real estate leases. Variable lease payments that depend on an index or a rate (such as the Consumer Price Index or a market interest rate) are included when measuring initial lease liability of lease arrangements using the payments’ base rate or index. Technip Energies Group remeasures the lease liability when there is a change in future lease payments resulting from a change in such index or rate. Variable payments that do not depend on an index or rate are recognized in profit or loss and are disclosed as ‘variable lease cost’ in the period they are incurred.

Technip Energies Group adopted the practical expedient to not separate lease and non-lease components for all asset classes.

Technip Energies Group currently subleases certain of its leased real estate to third parties. The subleases will be classified as operating leases by the sublessor under IFRS 16.

The following table is a summary of amounts recognized in the combined statement of income for the year ended December 31, 2020 and 2019:

Components of lease cost	Year Ended December 31,
(In millions)	2020	2019
Depreciation of right-of-use assets	€94.8	€98.9
Interest expense on lease liabilities	8.4	10.4
Short-term lease costs	2.4	4.4
Sublease income	€3.9	€4.8

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The table below shows the ending balance and depreciation of right-of-use assets by types of assets:

	Year Ended December 31,		As of December 31,
	2020	2019	2020	2019
(In millions)	Depreciation	Depreciation	Net Book Value	Net Book Value
Real estate	€98.5	€40.8	€178.3	€217.0
Vessels	-	56.7	-	11.7
IT equipment	1.6	1.0	2.0	3.0
Machinery and equipment	3.6	0.4	3.5	1.5
Office furniture and equipment	0.1	-	0.7	0.1
Total	€103.8	€98.9	€184.5	€233.3

The following is the lease liability recorded as of December 31, 2020 and 2019:

	As of December 31,
(In millions except for discount rate)	2020	2019
Total lease liabilities	€244.3	€284.7
Current lease liabilities	42.0	68.3
Non-current lease liabilities	€202.3	€216.4

Weighted average discount rate	4.0%	4.4%

Supplemental cash flow information related to leases for the year ended December 31, 2020 and 2019 is as follows:

	Year Ended December 31,
(In millions)	2020	2019
Payments for the principal portion of lease liabilities	€105.3	€117.3
Right-of-use assets obtained in exchange for lease obligations	11.7	40.1

The following table is a summary of the maturity of lease liabilities for leases as of December 31, 2020:

(In millions)	Lease liabilities
2021	€56.9
2022	41.8
2023	35.4
2024	31.9
2025	15.4
Thereafter	89.7
Total lease payments	271.1
Less: Imputed interest (a)	26.8
Total lease liabilities (b)	€244.3

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Note: For leases commencing prior to 2019, minimum lease payments exclude payments to landlords for real estate taxes and common area maintenance.

(a)	Calculated using the interest rate for each lease.

(b)	Includes the current portion of €42.0 million for lease liabilities.

The Technip Energies Group leases office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide for payment of property taxes, insurance and repairs by us. Prior to 2019, substantially all of the Technip Energies Group’s leases are classified as operating leases. Rent expense under operating leases amounted to €74.0 million in 2018.

The following table is a summary of the maturity of lease liabilities for leases as of December 31, 2019:

(In millions)	Lease liabilities
2020	€75.5
2021	56.5
2022	46.2
2023	36.2
2024	31.8
Thereafter	76.6
Total lease payments	322.8
Less: Imputed interest (a)	38.1
Total lease liabilities (b)	€284.7

At December 31, 2018, future minimum rental payments under noncancelable operating leases before the adoption of IFRS 16 were:

(In millions)	Lease liabilities
2019	€70.6
2020	62.4
2021	53.0
2022	44.9
2023	39.7
Thereafter	148.9
Total lease payments	419.5
Less: Imputed interest (a)	17.0
Total lease liabilities (b)	€402.5

As of December 31, 2020, Technip Energies Group has an additional lease for its future office building in Paris, France that has not yet commenced for €210.3 million. This lease will commence in year 2021 with a lease term of 9 years.

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NOTE 5.    REVENUE

5.1    Principal revenue generating activities

The majority of the Technip Energies Group revenue is from long-term contracts associated with designing and manufacturing products and systems and providing services to customers involved in exploration and production of crude oil and natural gas. The following is a description of principal activities from which the Technip Energies Group generates its revenue.

The Technip Energies Group designs and builds onshore facilities related to the production, treatment, transformation and transportation of oil and gas; and designs, manufactures and installs fixed and floating platforms for the offshore production and processing of oil and gas reserves.

The onshore business combines the design, engineering, procurement, construction and project management of the entire range of onshore facilities. The activity covers all types of onshore facilities related to the production, treatment and transportation of oil and gas, as well as transformation with petrochemicals such as ethylene, polymers and fertilizers. Some of the onshore activities include the development of onshore fields, refining, natural gas treatment and liquefaction, and design and construction of hydrogen and synthesis gas production units.

Many of these contracts provide a combination of engineering, procurement, construction, project management and installation services, which may last several years. Management has determined that contracts of this nature have generally one performance obligation. In these contracts, the final product is highly customized to the specifications of the field and the customer’s requirements. Therefore, the customer obtains control of the asset over time, and thus revenue is recognized over time.
The Technip Energies Group’s offshore business combines the design, engineering, procurement, construction and project management within the entire range of fixed and floating offshore oil and gas facilities, many of which were the first of their kind, including the development of FLNG facilities. Similar to onshore contracts, contracts grouped under this business provide a combination of services, which may last several years.
Management has determined that contracts of this nature have one performance obligation. In these contracts, the final product is highly customized to the specifications of the field and the customer’s requirements. Management has determined that the customer obtains control of the asset over time, and thus revenue is recognized over time as the customized products do not have an alternative use for us and we have an enforceable right to payment plus reasonable profit for performance completed to date.

5.2    Disaggregation of revenue

The Technip Energies Group disaggregates revenue by geographic region.

	Year Ended December 31
(In millions)	2020	2019	2018
Europe & Russia	€2,754.7	€2,603.9	€2,907.7
Africa & Middle East	1,172.6	1,445.1	1,013.4
Asia Pacific	960.2	1,023.1	1,108.9
Americas	861.0	696.6	335.2
Total Revenue	€5,748.5	€5,768.7	€5,365.2

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The following table represents revenue by contract type for each reportable business for the year ended December 31, 2020, 2019 and 2018:

	Year Ended December 31
(In millions)	2020	2019	2018
Project Delivery	€4,687.9	€4,565.5	€4,221.6
Technology, Products and Services	1,060.6	1,203.2	1,143.6
Total Revenue	€5,748.5	€5,768.7	€5,365.2

5.3    Contract balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, revenues in excess of billings on uncompleted contracts (contract assets), and billings in excess of revenues on uncompleted contracts (contract liabilities) on the combined statements of financial position.

Contract Assets - Contract Assets, previously disclosed as revenue in excess of billings on uncompleted contracts, include unbilled amounts typically resulting from sales under long-term contracts when revenue is recognized over time and revenue recognized exceeds the amount billed to a customer, and right to payment is not just subject to the passage of time. Amounts may not exceed their net realizable value. Costs and revenue in excess of billings on uncompleted contracts are generally classified as current.

Contract Liabilities - The Technip Energies Group often receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities.

The following table provides information about net contract assets (liabilities) as of December 31, 2020, 2019 and 2018, respectively:

	Year Ended December 31
(In millions)	2020	2019	2018
Contract assets	€271.8	€389.3	€272.0
Contract (liabilities)	(3,025.4)	(3,209.0)	(2,945.0)
Net liabilities	€(2,753.6)	€(2,819.7)	€(2,673.0)

The portion of Contract Liabilities related to Yamal LNG Plant as at December 31, 2020 was €690.9 million, €1,129,7 million and €1,715.8 million in 2020, 2019 and 2018 respectively.

In order to determine revenue recognized in the period from contract liabilities, the Technip Energies Group first allocates revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that balance. Revenue recognized for the year ended December 31, 2020 that was included in the contract liabilities balance at December 31, 2019 was € 1,473.3 million. Revenue recognized for the year ended December 31, 2019 that was included in the contract liabilities balance at December 31, 2018 was €1,947.3 million. Revenue recognized for the year ended December 31, 2018 that was included in the contract liabilities balance at December 31, 2017 was €2,073.6 million.

Net revenue recognized for the year ended December 31, 2020 from the Technip Energies Group’s performance obligations satisfied in previous periods had a favorable impact of €432.1 million. Net revenue recognized for the year ended December 31, 2019 from the Technip Energies Group’s performance obligations satisfied in previous periods had a favorable impact of €727.0 million. In addition, net revenue recognized for the year ended December 31, 2018 from the Technip Energies Group’s performance obligations satisfied in previous periods had a favorable impact of €308.0 million.
This primarily relates to the changes in the estimate of the stage of completion that impacted revenue.

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5.4    Transaction price allocated to the remaining unsatisfied performance obligations

Remaining unsatisfied performance obligations (“RUPO” or “order backlog”) represent the transaction price for products and services for which the Technip Energies Group has a enforceable  right but work has not been performed. The transaction price of the order backlog includes the base transaction price, variable consideration and changes in transaction price. The order backlog table does not include contracts for which the Technip Energies Group recognizes revenue at the amount to which the Technip Energies Group has the right to invoice for services performed. The transaction price of order backlog related to unfilled, confirmed customer orders is estimated at each reporting date. As of December 31, 2020, the aggregate amount of the transaction price allocated to order backlog was €11,490.8 million.

The following table details the order backlog as of December 31, 2020:

(In millions)	2021	2022	Thereafter
Total remaining unsatisfied performance obligations	€5,718.4	€3,326.7	€2,445.7

The transaction price of order backlog related to unfilled, confirmed customer orders is estimated at each reporting date. As of December 31, 2019, the aggregate amount of the transaction price allocated to order backlog was €13,676.4 million.

The following table details the order backlog as of December 31, 2019:

(In millions)	2020	2021	Thereafter
Total remaining unsatisfied performance obligations	€6,226.3	€4,387.9	€3,062.1

The transaction price of order backlog related to unfilled, confirmed customer orders is estimated at each reporting date. As of December 31, 2018, the aggregate amount of the transaction price allocated to order backlog was €7,106.4 million.

The following table details the order backlog as of December 31, 2018:

(In millions)	2019	2020	Thereafter
Total remaining unsatisfied performance obligations	€4,699.9	€1,513.4	€893.1

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NOTE 6.    OTHER EXPENSES ITEMS, EXPENSES BY NATURE AND FINANCIAL INCOME AND EXPENSES

6.1    Other expenses, net

Total other expenses, net is as following:

(In millions)	2020	2019	2018
Legal provision(1)	-	(3.8)	(225.7)
Foreign currency (loss) gain	(1.6)	(13.2)	(6.9)
Reinsurance income (expense)	-	4.3	10.3
Net gain (loss) from disposal of property, plant and equipment and intangible assets	(0.7)	(0.8)	0.9
Other	0.4	(25.2)	(12.4)
Total other expenses, net	€(1.9)	€(38.7)	€(233.8)

(1)
A provision of €220.8 million was recorded in 2018 regarding U.S. Department of Justice (the “DOJ”) related to investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which the Technip Energies Group was a minority participant, and also certain other projects performed by the members of the Technip Energies Group in Brazil between 2002 and 2013. Refer to Note 22 for detailed description.

6.2    Expenses by nature

Total operating expenses by nature are as following:

(In millions)	2020	2019	2018
Wages, salaries and other pension costs	1,064.6	975.0	996.4
Operating leases expense	-	-	74.0
Depreciation and amortization	121.4	134.8	29.9
Merger transaction and integration costs	-	15.2	15.4
Purchases, external charges and other expenses	4,047.0	3,934.7	3,731.1
Total costs and expenses	€5,233.0	€5,059.7	€4,846.8

6.3    Financial income

Total financial income consisting of the following:

(In millions)	2020	2019	2018
Interest income	24.5	65.2	64.9
Dividends from non-combined investments	-	-	6.1
Financial income related to long-term employee benefit plan	0.1	-	-
Other	0.2	-	-
Total financial income	€24.8	€65.2	€71.0

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6.4    Financial expenses

Total net financial income (expense) consisting of the following:

(In millions)	Note	2020	2019	2018
Interest expenses		(3.8)	(1.6)	(0.6)
Financial expenses related to long-term employee benefit plan		(1.3)	(2.5)	(2.4)
Redeemable financial liability fair value measurement	20, 23	(177.2)	(377.9)	(288.4)
Other		(26.6)	(18.0)	11.9
Total financial expenses		(208.9)	(400.0)	(279.5)
Total financial income (expenses)		€(184.1)	€(334.8)	€(208.5)

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NOTE 7.    INCOME TAX

7.1    Income tax expense

As described in Note 1, Technip Energies is incorporated in the Netherlands. However, for income tax purposes Technip Energies is resident in France. Therefore, Technip Energies earnings will be subject to tax at the French statutory tax rate of 32.02%.

The following table provides details of income taxes, including deferred taxes, for 2020, 2019 and 2018 :

(In millions)	2020	2019	2018
Current income tax credit (expense)	(82.6)	(333.6)	(166.7)
Deferred income tax credit (expense)	(30.8)	148.4	(23.7)
Income tax credit (expense) as recognized in the combined statement of income	(113.4)	(185.2)	(190.4)
Deferred income tax related to items booked directly to opening equity	14.9	15.1	5.3
Deferred income tax related to items booked directly to opening equity - other	(7.7)	-	-
Deferred income tax related to items booked to equity during the year	(1.8)	(0.2)	9.8
Income tax credit (expense) as recognized in combined statement of other comprehensive income	€5.4	€14.9	€15.1

Please refer to section 1.4 Principles in preparing the combined financial statements in Note 1 for special considerations in connection with the recognition of income taxes in the combined financial statements.

7.2    Income tax reconciliation

The reconciliation between taxes calculated using the statutory tax rate applicable to Technip Energies and the amount of tax effectively recognized in the statements of income are reconciled as follows:

(In millions) EUR	2020	2019	2018
Net Income/Loss	220.1	153.2	(85.6)
Income Tax Expense (Credit)	113.4	185.2	190.4
Profit (Loss) Before Tax	333.5	338.4	104.8
At Technip Energies' statutory income tax rate of 32.02%(1)	106.8	116.6	36.2
Net change in deferred tax assets recognized	(30.6)	34.1	36.3
Net change in tax contingencies	10.3	(5.1)	10.2
Non-deductible legal provision	-	6.4	76.0
Other non-deductible expenses	25.0	21.8	40.8
Deferred tax adjustment for change in tax rate	1.6	8.8	-
Adjustments on prior year taxes	2.3	1.6	-
Other adjustments	(2.0)	1.0	(9.1)
Effective income tax expense (credit)	113.4	185.2	190.4
Tax rate	34%	55%	181%
Income tax expense (credit) as recognized in the combined statement of income	€113.4	€185.2	€190.4

(1)	The tax rate used for the purpose of the income tax expense reconciliation was 32.02% in 2020, 34.43% in 2019 and 2018. The rate corresponds to the statutory rate of the parent company in France.

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7.3    Deferred income tax

Significant components of deferred tax assets and liabilities are shown in the following table:

	As of December 31, 2019	Recognized in Statement of Income	Recognized in Statement of OCI	Net foreign exchange difference	Other	December 31, 2020
Net operating loss carryforwards	14.2	(3.6)	-	-	(3.4)	7.2
Cost accruals/reserves	3.5	19.8	-	-	(5.6)	17.7
Foreign exchange	21.4	4.5	(2.8)	(1.5)	(2.3)	19.3
Provisions for pensions and other long-term employee benefits	28.5	(1.8)	1.0	-	(2.9)	24.8
Contingencies	52.6	0.4	-	-	(23.7)	29.3
Revenue recognition	68.5	(44.5)	-	-	17.0	41.0
Property, plant and equipment, goodwill and other assets	1.9	(5.3)	-	-	1.3	(2.1)
Other	0.5	(0.3)	-	(7.4)	(3.2)	(10.4)
Deferred income tax assets (liabilities), net	€191.1	€(30.8)	€(1.8)	€(8.9)	€(22.8)	€126.8

As of December 31, 2020, the net deferred tax asset of €126.8 million is broken down into a deferred tax asset of €150.8 million and a deferred tax liability of €24.0 million as recorded in the combined statement of financial position.

	As of December 31, 2018	Recognized in Statement of Income	Recognized in Statement of OCI	Net foreign exchange difference	December 31, 2019
Net operating loss carryforwards	6.2	7.9	-	0.1	14.2
Cost accruals/reserves	34.3	(31.6)	-	0.8	3.5
Foreign exchange	20.7	3.3	(3.0)	0.4	21.4
Provisions for pensions and other long-term employee benefits	24.2	1.0	2.8	0.5	28.5
Contingencies	(40.0)	93.7	-	(1.1)	52.6
Revenue recognition	2.9	65.7	-	(0.1)	68.5
Property, plant and equipment, goodwill and other assets	(8.0)	10.1	-	(0.2)	1.9
Other	2.1	(1.7)	-	0.1	0.5
Deferred income tax assets (liabilities), net	€42.4	€148.4	€(0.2)	€0.5	€191.1

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	As of December 31, 2017	Recognized in Statement of Income	Recognized in Statement of OCI	Net foreign exchange difference	December 31, 2018
Net operating loss carryforwards	10.5	(4.7)	-	0.4	6.2
Cost accruals/reserves	27.3	5.6	-	1.4	34.3
Foreign exchange	4.7	5.6	9.8	0.6	20.7
Provisions for pensions and other long-term employee benefits	39.4	(16.6)	-	1.4	24.2
Contingencies	(47.0)	8.9	-	(1.9)	(40.0)
Revenue recognition	14.2	(11.6)	-	0.3	2.9
Property, plant and equipment, goodwill and other assets	1.6	(9.4)	-	(0.2)	(8.0)
Other	3.5	(1.5)	-	0.1	2.1
Deferred income tax assets (liabilities), net	€54.3	€(23.7)	€9.8	€2.1	€42.4

7.4 Tax loss carry-forwards and tax credits

As of December 31, 2020, 2019 and 2018, deferred tax assets excluded certain tax benefits related to net operating loss carryforwards, notably in Saudi Arabia and Germany. Management believes it is more likely than not that we will not be able to utilize certain of these operating loss carryforwards.

These unrecognized deferred tax assets amounted to €63.6 million, €76.8 million and €69.7 million as of December 31, 2020, 2019 and 2018, respectively.

NOTE 8. INVESTMENT IN EQUITY AFFILIATES, JOINT VENTURES AND OTHER PROJECTS CONSTRUCTION ENTITIES (YAMAL)

8.1 Investment in equity affiliates and joint ventures

The carrying amounts of the Technip Energies Group’s equity affiliates and joint ventures accounted for under the equity method amounted to €39.8 million, €53.1 million and €48.9 million as of December 31, 2020, 2019 and 2018, respectively.

Main equity investments were as follows as of December 31, 2020, 2019 and 2018:

	December 31, 2020		December 31, 2019		December 31, 2018
(In millions) EUR	Percentage Owned	Carrying Value	Percentage Owned	Carrying Value	Percentage Owned	Carrying Value
ENI Coral FLNG	50%	€2.5	50%	€13.3	50%	€9.1
BAPCO Sitra Refinery	36%	-	36%	(6.0)	36%	0.2
Novarctic	33.3%	-	33.3%	0.5	0.0%	-
Other		37.3		45.3		39.6
Total		€39.8		€53.1		€48.9

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ENI Coral FLNG is an affiliated company in the form of a joint venture between Technip SA and JGC Corporation and Samsung Heavy Industries, all partners in the TJS Consortium. ENI Coral FLNG was formed in 2017 when awarded a contract for the Engineering, Procurement, Construction, Installation, Commissioning and Start-up of the Coral South FLNG facility. The 50% investment has been accounted using the equity method.

Bapco Sitra Refinery is an affiliated company in the form of a joint venture between Technip SA and Samsung Engineering and Tecnicas Reunidas. Bapco Sitra Refinery was formed in 2018 when awarded a contract from Bahrain Petroleum Company for the Bapco Modernization Program (BMP) for the expansion of the capacity of the existing Sitra oil refinery in Bahrain’s Eastern coast. The 36% investment has been accounted using the equity method.

Novarctic is an affiliated company in the form of a joint venture between Technip SA and Saipem. The entity was formed in 2019 when awarded a contract from Novatek for three liquefied natural gas (LNG) trains to manage the construction located in the Gydan peninsula in West Siberia, Russia. The 33% investment has been accounted using the equity method.

The Technip Energies Group’s total net profit from equity affiliates and joint ventures was €4.0 million, €2.9 million and €28.7 million in 2020, 2019 and 2018, respectively.

The summarized financial information (at 100%) of these investments in joint ventures and associates is presented below for all entities as well as separately for the three major equity investments:

Summarized statements of financial position (at 100%) are presented below:

	Total for All JVs and associates			Bapco, Coral and Novarctic only
	December 31,			December 31,
(In millions) EUR	2020	2019	2018	2020	2019	2018
Data at 100%
Cash and cash equivalents	€1,164.5	€974.5	€342.7	€1,023.1	€811.2	€185.9
Other current assets	468.7	119.1	267.5	361.5	49.7	197.4
Total current assets	1,633.2	1,093.6	610.2	1,384.6	860.9	383.3
Non-current assets	56.6	42.0	38.2	23.3	3.3	-
Total Assets	€1,689.8	€1,135.6	€648.4	€1,407.9	€864.2	€383.3
Total equity	149.3	135.8	134.0	(0.9)	11.5	18.8
Total non-current liabilities	21.5	9.6	9.3	5.8	1.5	1.2
Total current liabilities	1,519.0	990.2	505.0	1,403.0	851.2	363.3
Total equity and Liabilities	€1,689.8	€1,135.6	€648.3	€1,407.9	€864.2	€383.3

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	Total for All JVs and associates			Bapco, Coral and Novarctic only
(In millions) EUR	2020	2019	2018	2020	2019	2018
Data at 100%
Revenue	€1,344.4	€1,464.5	€639.9	€1,327.0	€1,454.8	€631.9
Interest income	60.3	8.8	7.3	59.3	7.4	3.8
Depreciation and amortization	(3.3)	(0.4)	-	(2.9)	(0.3)	-
Interest expense	(44.3)	(25.0)	(4.3)	(43.8)	(23.6)	(2.0)
Income tax expense (benefit)	(2.8)	(1.8)	(3.7)	(2.9)	(0.7)	(1.2)
Profit (loss) for the period	14.6	4.9	67.3	16.9	(2.4)	19.5
Other comprehensive income	(16.3)	1.7	2.4	0.2	0.1	0.3
Total comprehensive income	€(1.7)	€6.6	€69.7	€17.1	€(2.3)	€19.8

8.2 Other projects construction entities: Yamal

Various contract entities, along with our partners were established to execute the design, engineering and construction of the Yamal LNG project. Over the years presented, Yamal entities total assets, liabilities and equity related to these entities were consolidated in the combined statement of financial position and results of operations for the years beginning on January 1, 2018, 2019 and 2020 reflect the consolidated results of operations related to these entities.

Yamal LNG contribution to the combined revenue is presented below:

(In millions)	2020	2019	2018
Revenue	€396.9	€1,396.7	€2,087.6

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

The following tables include the costs and the accumulated depreciation by class of property, plant and equipment:

In millions of Euro)	Land and Buildings	IT equipment	Machinery and Equipment	Office Fixtures	Other	Total
Net book value as of December 31, 2017	€61.3	€12.8	€17.9	€20.9	€14.6	€127.5
Gross Value	110.0	89.1	40.8	68.8	27.9	336.6
Accumulated depreciation	(50.7)	(76.3)	(23.6)	(55.1)	(19.2)	(224.9)
Accumulated impairment	-	-	-	-	-	-
Net book value as of December 31, 2018	€59.3	€12.8	€17.2	€13.7	€8.7	€111.7
Gross Value	109.9	79.5	37.5	65.0	25.0	316.9
Accumulated depreciation	(51.6)	(65.1)	(20.5)	(53.1)	(14.3)	(204.6)
Accumulated impairment	-	-	(3.4)	-	(0.5)	(3.9)
Net book value as of December 31, 2019	€58.3	€14.4	€13.6	€11.9	€10.2	€108.4
Gross Value	94.7	81.0	41.7	54.8	33.5	305.7
Accumulated depreciation	(48.4)	(68.1)	(22.3)	(47.8)	(20.6)	(207.2)
Accumulated impairment	-	-	(3.0)	-	-	(3.0)
Net book value as of December 31, 2020	€46.3	€12.9	€16.4	€7.0	€12.9	€95.5

Property, plant and equipment was tested for impairment as of October 31 every year. €3.0 million of accumulated impairment were recognized on property, plant and equipment at the end of 2020, when it was €3.9 million at the end of 2019. There were no indicators of impairment noted as of October 31, 2018.

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Changes in net property, plant and equipment are comprised as follows:

(In millions of Euro)	Land and Buildings	IT equipment	Machinery and Equipment	Office Fixtures	Other	Total
Net book value as of December 31, 2017	€61.3	€12.8	€17.9	€20.9	€14.6	€127.5
Additions	2.7	-	3.9	1.1	-	7.7
Acquisitions through business combinations	-	-	-	-	-	-
Disposals through divesture	-	-	-	-	-	-
Disposals - write-off	(5.7)	(0.2)	(1.7)	-	(2.6)	(10.2)
Depreciation expense for the year	(3.0)	(3.7)	(3.7)	(3.4)	(2.4)	(16.2)
Impairment	-	-	-	-	-	-
Net foreign exchange differences	4.0	3.9	0.8	(4.9)	(0.9)	2.9
Other	-	-	-	-	-	-
Net book value as of December 31, 2018	€59.3	€12.8	€17.2	€13.7	€8.7	€111.7
Additions	17.9	8.2	1.4	2.4	7.2	37.1
Acquisitions through business combinations	-	-	-	-	-	-
Disposals through divesture	-	-	-	-	-	-
Disposals - write-off	(19.7)	(0.4)	(0.5)	(0.2)	-	(20.8)
Depreciation expense for the year	(3.6)	(4.7)	(2.3)	(4.2)	(3.1)	(17.9)
Impairment	-	-	(3.4)	-	(0.5)	(3.9)
Net foreign exchange differences	4.4	(1.5)	1.2	0.2	(2.1)	2.2
Other	-	-	-	-	-	-
Net book value as of December 31, 2019	€58.3	€14.4	€13.6	€11.9	€10.2	€108.4
Additions	0.7	5.8	2.1	1.8	8.2	18.6
Acquisitions through business combinations	-	-	-	-	-	-
Disposals through divesture	-	-	-	-	-	-
Disposals - write-off	(2.1)	(0.3)	0.4	(0.1)	-	(2.1)
Depreciation expense for the year	(4.0)	(7.1)	(2.4)	(3.1)	(1.6)	(18.2)
Impairment	-	-	-	-	-	-
Net foreign exchange differences	(2.9)	(0.5)	(1.1)	(0.3)	(0.3)	(5.1)
Other	(3.8)	0.6	3.7	(3.2)	(3.6)	(6.3)
Net book value as of December 31, 2020	€46.3	€12.9	€16.4	€7.0	€12.9	€95.5

There were no pledged property, plant and equipment as of December 31, 2020, 2019 and 2018.

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NOTE 10.  GOODWILL AND INTANGIBLE ASSETS, NET

The goodwill and intangible assets’ costs and accumulated amortization are presented in the following table:

(In millions of Euro)	Goodwill	Licenses, Patents and Trademarks	Software	Other	Total
Net book value as of December 31, 2017	€2,092.2	€46.5	€22.9	€51.5	€2,213.1
Gross Value	2,178.4	103.4	109.9	73.3	2,465.0
Accumulated depreciation	-	(57.9)	(90.0)	(19.6)	(167.5)
Net book value as of December 31, 2018	€2,178.4	€45.5	€19.9	€53.7	€2,297.5
Gross Value	2,199.2	103.9	90.1	91.0	2,484.2
Accumulated depreciation	-	(60.3)	(74.4)	(36.2)	(170.9)
Net book value as of December 31, 2019	€2,199.2	€43.6	€15.7	€54.8	€2,313.3
Gross Value	2,047.8	103.0	98.4	90.6	2,339.8
Accumulated depreciation	-	(60.9)	(79.7)	(45.6)	(186.2)
Net book value as of December 31, 2020	€2,047.8	€42.1	€18.7	€45.0	€2,153.6

10.1  Goodwill and Intangible assets, net

The changes in goodwill and intangible assets are presented in the following table:

(In millions of Euro)	Goodwill	Licenses, Patents and Trademarks	Software	Other	Total
Net book value as of December 31, 2017	€2,092.2	€46.5	€22.9	€51.5	€2,213.1
Additions - acquisitions - internal developments	-	-	3.3	-	3.3
Additions - other business combinations	-	0.2	-	10.9	11.1
Disposals - write-off	-	-	-	(0.5)	(0.5)
Depreciation expense for the year	-	(2.6)	(0.5)	(10.6)	(13.7)
Net foreign exchange differences	86.2	1.4	(5.8)	2.4	84.2
Net book value as of December 31, 2018	€2,178.4	€45.5	€19.9	€53.7	€2,297.5
Additions - acquisitions - internal developments	-	-	0.8	16.2	17.0
Additions - other business combinations	-	-	-	-	-
Depreciation expense for the year	-	(2.3)	(0.5)	(16.3)	(19.1)
Net foreign exchange differences	36.6	0.4	(4.5)	1.2	33.7
Other	(15.8)	-	-	-	(15.8)
Net book value as of December 31, 2019	€2,199.2	€43.6	€15.7	€54.8	€2,313.3
Additions - acquisitions - internal developments	-	2.4	0.2	8.5	11.1
Additions - other business combinations	-	-	-	-	-
Disposals - write-off	-	-	-	-	-
Depreciation expense for the year	-	(2.8)	(3.0)	(12.0)	(17.8)
Net foreign exchange differences	(151.2)	(3.1)	(0.2)	(2.9)	(157.4)
Other	(0.2)	2.0	6.0	(3.4)	4.4
Net book value as of December 31, 2020	€2,047.8	€42.1	€18.7	€45.0	€2,153.6

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Technip Energies recognized identifiable intangible assets acquired in business combinations.
All of the acquired identifiable intangible assets are subject to amortization and, where applicable, foreign currency translation adjustments. There are no intangible assets with indefinite useful life except for the goodwill balances.

10.2  Goodwill

During 2020, no significant events occurred which might have caused to impair the carrying amount of goodwill or other intangible assets and property, plant and equipment. COVID-19 was not considered a trigger because it did not have material impact on the Group.

Goodwill was tested for impairment utilizing the methodology as discussed in Note 1.6.

The valuation of CGUs for the purpose of goodwill impairment test was determined primarily by utilizing the income approach by estimating the value in use. The income approach estimates the value in use by discounting each CGU’s estimated future cash flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of the GCGU. To calculate future cash flows, Technip Energies used estimates of economic and market assumptions, including growth rates in revenues, costs, estimates of future expected changes in operating margins, tax rates and cash expenditures. Future revenues are adjusted to match changes in Technip Energies’ business strategy.

During the years ended December 31, 2020, 2019 and 2018, the Technip Energies Group did not record any goodwill impairment charges.

The following table presents the significant estimates used by management in determining the recoverable amount of the Technip Energies Group CGUs at December 31, 2020, 2019 and 2018:

	2020	2019	2018
Year of cash flows before terminal value	4	4	5
Risk-adjusted post-tax discount rate	15.0%	15.0%	12.0%

As discussed above, when evaluating the 2020, 2019 and 2018 quantitative impairment test results, management considered many factors in determining whether an impairment of goodwill for the group of CGUs was reasonably likely to occur in future periods, including future market conditions and the economic environment. Circumstances such as market declines, unfavorable economic conditions, loss of a major customer or other factors could increase the risk of impairment of goodwill for this group of CGUs in future periods.
A sensitivity analysis has been performed and has not identified any potential impairments. The excess of fair value over carrying amount for Technip Energies was approximately 300% of the respective carrying amounts for 2020, 400% for 2019 and 200% for 2018.

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NOTE 11.  OTHER NON-CURRENT ASSETS

The non-current financial assets are as follows:

	December 31,
(In millions)	2020	2019	2018
Non-current financial assets at amortized cost, gross	€28.5	€22.3	€24.4
Impairment allowance	(2.6)	(1.1)	(0.5)
Non-current financial assets at amortized cost, net	25.9	21.2	23.9

Available-for-sale financial assets (quoted equity instruments at FVTPL), gross (1)	34.3	25.8	16.3
Impairment allowance	-	-	(0.5)
Non-current financial assets at amortized cost, net	34.3	25.8	15.8
Total other non-current assets	€60.2	€47.0	€39.7

(1)	Available-for-sale are presented for comparative purposes only (in periods prior to adoption of IFRS 9).

NOTE 12.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are as follows:

	December 31,
(In millions EUR)	2020	2019	2018
Cash at bank and in hand	€1,867.3	€2,207.5	€1,457.9
Cash equivalents	1322.4	1356.1	2211.7
Total cash and cash equivalents	€3,189.7	€3,563.6	€3,669.6
US dollar	1,231.5	1,707.6	2,496.3
Euro	1,305.4	1,216.1	562.2
Chinese Yuan	299.9	140.4	18.6
Malaysian ringgit	93.2	150.3	187.7
Russian ruble	30.7	59.5	134.6
Pound sterling	43.0	52.6	58.1
Azerbaijani Manat	32.6	18.1	9.3
Japanese yen	28.8	48.6	38.1
Norwegian krone	15.0	28.0	23.8
Indian rupee	7.2	25.0	32.6
Other	102.4	117.4	108.3
Total cash and cash equivalents by currency	€3,189.7	€3,563.6	€3,669.6

A substantial portion of cash and securities are recorded or invested in either Euro or US dollar which are frequently used by the Technip Energies Group within the framework of its commercial relationships. Cash and securities in other currencies correspond either to deposits retained by subsidiaries located in countries where such currencies are the national currencies in order to ensure their own liquidity, or to amounts received from customers prior to the payment of expenses in these same currencies or the payment of dividends. Short-term deposits are classified as cash equivalents along with other securities.

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NOTE 13. TRADE RECEIVABLES, NET AND CONTRACT ASSETS

These line items represent trade accounts receivable from completed contracts, contract assets and other miscellaneous invoices (e.g. trading, procurement services).
Given the nature of the Technip Energies Group’s operations, its clients are mainly major oil and gas, petrochemical or oil-related companies.

Management periodically assesses customers’ creditworthiness. An allowance for doubtful receivables was recorded for all potential uncollectible receivables as well as additional expected credit losses as of January 1, 2018 upon adoption of IFRS 9. There was no valuation allowance recorded on contract assets for the years ended December 31, 2020, 2019 and 2018.
Valuation allowances for trade receivables have changed as shown in the following table:

	December 31,
(In millions EUR)	2020	2019	2018
Gross Amount	€1,115.1	€970.6	€1,141.3
Opening allowance for doubtful accounts – as measured according to IFRS 9	(42.1)	(46.4)	(46.9)
Change in expected credit loss	(0.7)	0.1	(0.6)
Increase in impairment allowance	(10.2)	(5.1)	(14.5)
Used allowance reversals	3.4	1.3	2.6
Unused allowance reversals	4.1	7.7	4.4
Effects of foreign exchange and other	1.8	0.3	8.6
Other	(12.3)	-	-
Closing allowance for doubtful accounts – as measured according to IFRS 9	(56.0)	(42.1)	(46.4)
Total trade receivables, net	€1,059.1	€928.5	€1,094.9

Credit risk details and risk management objectives are discussed in Note 26.

NOTE 14.  OTHER CURRENT ASSETS

The following table provides a breakdown of other current assets:

	December 31,
(In millions)	2020	2019	2018
Value added and other tax receivables	€187.7	€156.9	€125.4
Other Receivables	109.8	28.5	33.8
Prepaid expenses	27.4	27.7	17.9
Other	33.1	29.6	28.5
Other current assets, total	€358.0	€242.7	€205.6
Total other current assets, net	€358.0	€242.7	€205.6

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NOTE 15.  INVESTED EQUITY

15.1  Invested equity

The combined financial statements were prepared in accordance with principles described in Note 1.4 Principles applied in preparing the combined financial statements. No share capital is presented for the 2020, 2019 and 2018 historical periods. The reserve Invested Equity and Retained Earnings is derived by aggregating the net assets of the Technip Energies Group’s direct and indirect subsidiaries and the net assets of the Technip Energies Group business activities conducted in direct and indirect subsidiaries of TechnipFMC.

15.2  Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) are as follows:

	Cash Flow Hedges	Gains (Losses) on Defined Benefit Pension Plans	Foreign Currency Translation	Other	Accumulated Other Comprehensive Income/(Loss)	Accumulated Other Comprehensive Income/(Loss) – Non- Controlling Interests	Total Accumulated Other Comprehensive Income/(Loss)
Accumulated other comprehensive income/(loss) as of December 31, 2017	€18.7	€(19.6)	€(99.2)	€-	€(100.1)	€(0.2)	€(100.3)
Gross effect before reclassification to profit or loss	(34.5)	3.3	127.5	-	96.3	(0.4)	95.9
Deferred tax	10.8	(1.0)	-	-	9.8	-	9.8
Reclassification to profit or loss	-	-	(9.4)	-	(9.4)	-	(9.4)
Accumulated other comprehensive income/(loss) as of December 31, 2018	€(5.0)	€(17.3)	€18.9	€-	€(3.3)	€(0.6)	€(4.0)
Gross effect before reclassification to profit or loss	(6.3)	(8.8)	(44.0)	-	(59.1)	0.9	(58.2)
Deferred tax	(3.0)	2.8	-	-	(0.2)	-	(0.2)
Reclassification to profit or loss	-	-	-	-	-	-	-
Accumulated other comprehensive income/(loss) as of December 31, 2019	€(14.3)	€(23.3)	€(25.1)	€-	€(62.6)	€0.3	€(62.3)
Gross effect before reclassification to profit or loss	20.4	(1.3)	(147.4)	0.4	(127.9)	(1.4)	(129.3)
Deferred tax	(2.8)	1.0			(1.8)		(1.8)
Reclassification to profit or loss					-		-
Equity transaction with TechnipFMC	8.5	(0.4)	0.6	(0.4)	8.3	(1.0)	7.3
Accumulated other comprehensive income/(loss) as of December 31, 2020	€11.8	€(24.0)	€(171.9)	€-	€(184.1)	€(2.1)	€(186.1)

(1)
Cash flow hedges represent the effective portion of the change in fair value of the financial instruments qualified as cash flow hedging, as well as gains and losses corresponding to the effective portion of non-derivative financial assets or liabilities that are designated as a hedge of a foreign currency risk (see Note 1).

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15.3  Non-controlling interests

Non-controlling interests amounting to €16.0 million, €(10.0) million, and €2.9 million as of December 31, 2020, 2019 and 2018, respectively, did not represent a material component of the combined financial statements in the years ended December 31, 2020, 2019 and 2018.

15.4  Capital management

The capital management of the Technip Energies Group was carried out centrally by TechnipFMC during 2020, 2019, and 2018. Considerations with respect to statutory requirements in relation to capital structure and financial leverage are determined in line with the requirements of TechnipFMC and are disclosed in Note 26.1 Liquidity risk.

NOTE 16.  SHARE-BASED COMPENSATION

In fiscal years 2020, 2019 and 2018, the Technip Energies Group employees participated in the TechnipFMC share-based payment programs.

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Incentive compensation and award plan

On January 11, 2017, we adopted TechnipFMC’s Incentive Award Plan (the “Plan”). The Plan provides certain incentives and awards to officers, employees, non-employee directors and consultants of TechnipFMC and its subsidiaries. The Plan allows our Board of Directors to make various types of awards to non-employee directors and the Compensation Committee (the “Committee”) of the Board of Directors to make various types of awards to other eligible individuals. Awards may include share options, share appreciation rights, performance share units, restricted share units, restricted shares or other awards authorized under the Plan. All awards are subject to the Plan’s provisions, including all share-based grants previously issued by FMC Technologies and Technip prior to consummation of the Merger. Under the Plan, 24.1 million ordinary shares were authorized for awards. At December 31, 2020, 8.5 million ordinary shares were available for future grant.

The exercise price for options is determined by the Committee but cannot be less than the fair market value of TechnipFMC’s ordinary shares at the grant date. Restricted share and performance share unit grants generally vest after three years of service.

Under the Plan, TechnipFMC’s Board of Directors has the authority to grant non-employee directors share options, restricted shares, restricted share units and performance shares. Unless otherwise determined by the Board of Directors, awards to non-employee directors generally vest one year from the date of grant. Restricted share units are settled when a director ceases services to the Board of Directors.

Share-based compensation expense is recognized ratably over the service period or the period beginning at the start of the service period and ending when an employee becomes eligible for retirement (currently age 62 unless otherwise required by local law) after taking into account estimated forfeitures.

Restricted share units

TechnipFMC began issuing restricted share units in 2017. The fair value of each restricted share unit is based on the quoted closing price of TechnipFMC’s common stock on the date of grant.

Performance shares

The TechnipFMC Board of Directors has granted certain employees, senior executives and Directors or Officers performance share units that vest subject to achieving satisfactory performances. For performance share units issued on or after January 1, 2017, performance is based on results of return on invested capital and total shareholder return (“TSR”).

For the performance share units which vest based on TSR, the fair value of performance shares is estimated using a combination of the closing stock price on the grant date and the Monte Carlo simulation model. The weighted-average fair value and the assumptions used to measure the fair value of performance share units subject to performance-adjusted vesting conditions in the Monte Carlo simulation model were as follows:

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	Year Ended December 31,
	2020	2019	2018
Weighted-average fair value(a)	€8.8	€25.94	€35.65
Expected volatility(b)	38.3%	34.0%	34.0%
Risk-free interest rate(c)	0.4%	2.4%	2.4%
Expected-performance period in years(d)	3.0	3.0	3.0

(a)	The weighted-average fair value based on performance share units granted during the period.
(b)	Expected volatility based on normalized historical volatility of TechnipFMC plc’s shares over a preceding period commensurate with the expected term of the option.
(c)	The risk-free rate for the expected term of the performance share units is based on the U.S. Treasury yield curve in effect at the time of grant.
(d)
For awards subject to service-based vesting, due to the lack of historical exercise and post-vesting termination patterns of the post-Merger employee base, the expected term was estimated using a simplified method for all awards granted in 2018, 2019 and 2020.

Share option awards

The fair value of each share option award is estimated as of the date of grant using the Black-Scholes options pricing model or the Cox Ross Rubinstein binomial model.

Share options awarded prior to 2017 were granted subject to performance criteria based upon certain targets, such as total shareholder return, return on capital employed, and operating profit (loss) from recurring activities. Subsequent share options granted are time based awards vesting over three years.

The weighted-average fair value and the assumptions used to measure fair value are as follows:

	Year Ended December 31,
	2020	2019	2018
Weighted-average fair value(a)	€-	€5.04	€7.70
Expected volatility(b)	-	32.5%	32.5%
Risk-free interest rate(c)	-	2.5%	2.7%
Expected dividend yield(d)	-	2.6%	2.0%
Expected term in years(e)	-	6.5	6.5

(a)	The weighted-average fair value was based on stock options granted during the period.
(b)	Expected volatility is based on normalized historical volatility of our shares over a preceding period commensurate with the expected term of the option.
(c)	The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
(d)	Share options awarded in 2019 and 2018 were valued using an expected dividend yield of 2.6% and 2.0%, respectively.
(e)
For awards subject to service-based vesting, due to the lack of historical exercise and post-vesting termination patterns of the post-Merger employee base, the expected term was estimated using a simplified method for all awards granted in 2020, 2019 and 2018.

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Note that there were no share options issued for the year ended 2020.

Costs recognized for the share-based compensation plans

The table below represents the historical costs incurred related to the share-based compensation plans for the Technip Energies Group’s personnel on the basis of awards granted as described above and the total share-based payment costs allocated to the Technip Energies Group in these combined financial statements. The total costs include a portion of share-based payments related to TechnipFMC’s management, which have been allocated to the Technip Energies Group as part of the centrally provided services costs as described in Note 1. The share-based compensation expense arising from all awards granted under the Plan is recognized as personnel costs under “Wages, salaries and other pension costs” in Note 6.

	Year Ended December 31,
(In millions)	2020	2019	2018
Share-based compensation expense	€25.0	€26.8	€23.0

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NOTE 17.  DEBT (SHORT-TERM)

Short-term debt consisted of the following:

	As of December 31, 2020		As of December 31, 2019		As of December 31, 2018
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Commercial papers	€393.0	€393.0	€580.0	€580.0	€630.0	€630.0
Bank borowings and other	9.4	9.4	3.4	3.4	-	-

Commercial paper - Under the commercial paper program, the Technip Energies Group had the ability to access €1.0 billion of short-term financing through commercial paper dealers.. The commercial paper balance is related to commercial paper held by one of the members of the Technip Energies Group for which it is the legal obligor. TechnipFMC holds additional commercial paper legally obligated by a subsidiary of TechnipFMC, which therefore is not presented in the combined financial statements. TechnipFMC. Commercial paper borrowings are issued at market interest rates. As of December 31, 2020, the Technip Energies Group’s Euro based commercial paper borrowings had a weighted average interest rate of (0.06)%.

Revolving credit facility - On January 17, 2017, a new $2.5 billion senior unsecured revolving credit facility agreement (“Facility Agreement”) was entered into between FMC Technologies, Inc., Technip Eurocash SNC (the “Borrowers”), and TechnipFMC plc (the “Additional Borrower”) with JPMorgan Chase Bank, National Association (“JPMorgan”), as agent and an arranger, SG Americas Securities LLC as an arranger, and the lenders party thereto, of which €1.0 billion were allocated to the Technip Energies Group to reflect a new revolving credit facility to be implemented in connection with the spin-off.

The Facility Agreement provided for the establishment of a multicurrency, revolving credit facility, which included a
$1.5 billion letter of credit subfacility. Subject to certain conditions, the Borrowers could request the aggregate commitments under the Facility Agreement be increased by an additional $500.0 million. On November 26, 2018, an extension was executed which extended the expiration date to January 2023.

Borrowings under the Facility Agreement bore interest at the following rates, plus an applicable margin, depending on currency:
•	U.S. dollar-denominated loans bear interest, at the Borrowers’ option, at a base rate or an adjusted rate linked to the London interbank offered rate (“Adjusted LIBOR”);
•	Sterling-denominated loans bear interest at Adjusted LIBOR; and
•	Euro-denominated loans bear interest at the Euro interbank offered rate (“EURIBOR”).

Bridge term facility and new revolving credit facility - On 22 December 2020, Technip Energies B.V. signed a mandate letter, to which a term sheet was appended, pursuant to which four banks committed to underwrite both the Bridge Term Facility establishing a senior unsecured bridge term loan in an amount of up to EUR 650 million and the New Revolving Credit Facility in an amount of EUR 750 million replacing the existing revolving credit facility. The term sheet contains all the material terms of the financing and is subject to the finalization of the senior facilities agreement that will fully document the Bridge Term Facility and the New Revolving Credit Facility including the conditions precedent to drawing. Further information on the Bridge term facility and new revolving credit facility is presented in Note 28 Subsequent events below.

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NOTE 18.  PENSIONS AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS

18.1  Description of the Technip Energies Group’s benefit plans

The Technip Energies Group has funded and unfunded defined benefit pension plans which provide defined benefits based on years of service and final average salary.

The Technip Energies Group is required to recognize the funded status of defined benefit post-retirement plans as an asset or liability in the combined statement of financial position and recognize changes in that funded status in comprehensive income in the year in which the changes occur. Further, the Technip Energies Group is required to measure the plan’s assets and its obligations that determine its funded status as of the date of the combined statement of financial position. The Technip Energies Group has applied this guidance to its pension and other post-retirement benefit plans which are located in France, Germany, Italy, the Netherlands, and the United Arab Emirates (UAE).

In the case of funded plans, the Technip Energies Group ensures that the investment positions are managed to achieve long-term investments that are in line with the obligations under the pension schemes. The objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency.

The Technip Energies Group actively monitors how the duration and the expected yield of the investments match the projected pension obligations. The Technip Energies Group has not changed the processes used to manage its risks from previous periods. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets.

The Technip Energies Group’s pension investment strategy emphasizes maximizing returns consistent with balancing risk. Excluding its international plans with insurance-based investments, 100% of the Technip Energies Group total pension plan assets represent the overfunding from the Netherlands defined benefit plans. These plans are primarily invested in equity securities to maximize the long-term returns of the plans.
On December 31, 2017, the Technip Energies Group amended the retirement plans (the “Plans”) to freeze benefit accruals for all participants of the plans as of December 31, 2017. After that date, participants in the plans will no longer accrue any further benefits and participants’ benefits under the plans will be determined based on credited service and eligible earnings as of December 31, 2017.
Non-U.S.-based employees are eligible to participate in the Technip Energies Group-sponsored or government-sponsored benefit plans. Several of the non-U.S. defined benefit pension plans sponsored by the Technip Energies Group provide for employee contributions; the remaining plans are noncontributory. The most significant of these plans are in France, Germany, Italy, the Netherlands, and the United Arab Emirates.

The Technip Energies Group expects to contribute approximately €1.4 million to its European pension plans, representing primarily the French, German, Italian, Netherlands and UAE qualified pension plans in 2021. All of the contributions are expected to be in the form of cash.
The following table summarizes expected benefit payments as of December 31, 2020 from the various pension and post-retirement benefit plans through 2030. Actual benefit payments may differ from expected benefit payments.

Total Expected Benefit Payments
(In millions)
2021	14.1
2022	9.4
2023	10.0
2024	10.9
2025	10.0
2026-2030	55.3
Total	€109.7

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18.2  Net benefit expense recognized in the combined statements of income

The net benefit expense recognized in the statement of income is as follows:

(In millions)	2020	2019	2018
Current Service Cost	€7.7	€8.6	€8.1
Financial cost	2.5	4.2	3.9
Expected return on plan assets	(1.2)	(1.9)	(1.9)
Net actuarial gain (loss) recognized on long-term benefits	0.1	(0.4)	-
Special events (curtailment/settlement)	0.1	0.0	0.0
Net Benefit Expense as Recorded in the Statement of Income	€9.2	€10.5	€10.1

18.3 Defined benefit asset (liability) recognized in the combined statement of financial position

The liability as recorded in the combined statement of financial position is as follows:

	2020			2019			2018
(In millions)	Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Obligation	Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Obligation	Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Obligation
Defined Benefit Obligation as of the Prior Period End Date	€256.5	€123.3	€133.2	€228.6	€109.1	€119.5	€215.3	€102.4	€112.9
Expense as recorded in the statement of income	10.4	1.2	9.2	12.4	1.9	10.5	12.0	1.9	10.1
Total current service cost	7.7	-	7.7	8.6	-	8.6	8.1	-	8.1
Net financial costs	2.5	1.2	1.3	4.2	1.9	2.3	3.9	1.9	2.0
Actuarial gains of the year	0.2	-	0.2	(0.4)	-	(0.4)	-	-	-
Actuarial loss recognized in other comprehensive income	4.5	3.9	0.6	23.2	14.9	8.3	3.8	5.7	(1.9)
Actuarial loss on Defined Benefit Obligation	4.5	3.9	0.6	23.2	14.9	8.3	3.8	5.7	(1.9)
- Experience	(3.6)	-	(3.6)	(5.3)	-	(5.3)	6.7	-	6.7
- Financial assumptions	10.2	-	10.2	(0.3)	-	(0.3)	(1.9)	-	(1.9)
- Demographic assumptions	(2.1)	-	(2.1)	28.8	-	28.8	(1.0)	-	(1.0)
Actuarial gain (loss) on plan assets	-	3.9	(3.9)	-	14.9	(14.9)	-	5.7	(5.7)
Contributions and benefits paid	(9.0)	(2.9)	(6.1)	(9.5)	(2.7)	(6.8)	(11.3)	(2.6)	(8.7)
Contributions by employer	-	1.4	(1.4)	-	1.4	(1.4)	-	1.4	(1.4)
Contributions by employee	-	-	-	-	-	-	-	-	-
Benefits paid by employer	(4.7)	-	(4.7)	(5.4)	-	(5.4)	(7.3)	-	(7.3)
Benefits paid from plan assets	(4.3)	(4.3)	-	(4.1)	(4.1)	-	(4.0)	(4.0)	-
Exchange difference and other	(13.6)	-	(13.6)	1.8	0.1	1.7	4.1	1.7	2.4
Settlements	-	-	-	-	-	-	-	-	-
As of December 31,	€248.8	€125.5	€123.3	€256.5	€123.3	€133.2	€223.9	€109.1	€114.8

At December 31, 2020, 2019 and 2018, the discounted defined benefit obligation included €137.1 million, €136.2 million and €122.7 million for funded plans and €111.5 million, €120.2 million and €101.2 million for unfunded plan assets, respectively.

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18.4  Actuarial assumptions

	Discount Rate	Future Salary Increase (above Inflation Rate)	Healthcare Cost Increase Rate	Inflation Rate
December 31, 2020	From 0.30% to 2%	From 1.50% to 4%	NA	From 1.50% to 2%
December 31, 2019	From 0.60% to 2.70%	From 2.10% to 3.60%	NA	From 1.60% to 2.10%
December 31, 2018	From 1.30% to 3.80%	From 1.90% to 3.70%	NA	From 1.70% to 2.30%

The discount rate as of the Eurozone of December 31, 2020 is determined by holding the benefit flows of services expected from the plans and by using a curve of yield built from a wide basket of bonds of companies of high quality (noted AA). In the countries where the market bonds of companies of high quality is insufficiently deep, the discount rates are measured in reference to governmental rates.

The references and sources used to determine the discount rates as of December 31, 2020 remain unchanged compared to 2019 and 2018. A 0.25% decrease in the discount rate would increase the defined benefit obligation by approximately 3.6%. A 0.25% increase in the inflation rate would decrease the defined benefit obligation by approximately 3.3%.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant.

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NOTE 19.  PROVISIONS (CURRENT AND NON-CURRENT)

The principles used to evaluate the amounts and types of provisions for liabilities and charges are described in Note 1.
Movements in provisions at December 31, 2020 were as follows:

(In millions)	December 31, 2019	Increase	Used Reversals	Unused Reversals	Other	December 31, 2020
Litigation	€6.7	€-	€-	€-	€(1.5)	€5.2
Restructuring Obligations	5.8	4.2	(0.3)	(1.0)	(0.3)	8.4
Provisions for claims	7.7	0.4	-	(0.4)	-	7.7
Other non-current provisions	7.0	0.1	(0.1)	(0.5)	(1.7)	4.8
Total non-current provisions	27.2	4.7	(0.4)	(1.9)	(3.5)	26.1
Contingencies related to contracts	37.3	13.2	(0.6)	(2.2)	(5.6)	42.1
Litigation	61.8	15.8	(1.6)	(1.4)	(14.9)	59.7
Restructuring obligations	2.3	28.8	(23.5)	(0.1)	1.8	9.3
Provisions for claims (1)	0.3	-	-	-	-	0.3
Other current provisions	11.3	5.4	(14.1)	(0.9)	7.5	9.2
Total current provisions	113.0	63.2	(39.8)	(4.6)	(11.2)	120.6
Total provisions	€140.2	€67.9	€(40.2)	€(6.5)	€(14.7)	€146.7

Movements in provisions as at December 31, 2019 were as follows:

(In millions)	As of December 31, 2018	Increase	Used Reversals	Unused Reversals	Other	As of December 31, 2019
Litigation	€4.9	€3.7	€(1.9)	€-	€-	€6.7
Restructuring obligations	-	1.8	(0.3)	(1.8)	6.1	5.8
Provisions for claims	5.6	2.2	-	-	(0.1)	7.7
Other non-current provisions	22.0	2.1	(4.6)	(0.1)	(12.4)	7.0
Total non-current provisions	32.5	9.8	(6.8)	(1.9)	(6.4)	27.2
Contingencies related to contracts	38.5	8.4	(4.6)	(5.5)	0.5	37.3
Tax	-	-	-	-	-	-
Litigation	302.7	0.1	(259.9)	-	18.8	61.8
Restructuring obligations	-	-	(2.2)	-	4.5	2.3
Provisions for claims (1)	13.3	5.0	(18.0)	-	-	0.3
Other current provisions	43.7	16.7	(11.2)	(13.5)	(24.4)	11.3
Total current provisions	398.2	30.2	(295.8)	(19.0)	(0.6)	113.0
Total provisions	€430.7	€40.0	€(302.6)	€(20.9)	€(7.0)	€140.2

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Movements in provisions as at December 31, 2018 were as follows:

(In millions)	December 31, 2017	Increase	Used Reversals	Unused Reversals	Other	December 31, 2018
Litigation	€3.7	€1.0	€(0.9)	€-	€1.1	€4.9
Provisions for claims	8.2	-	-	(2.6)	-	5.6
Other non-current provisions	30.0	14.1	(22.6)	(9.2)	9.7	22.0
Total non-current provisions	41.9	15.1	(23.5)	(11.8)	10.8	32.5
Contingencies related to contracts (2)	79.0	15.6	(10.4)	(28.1)	(17.6)	38.5
Litigation(1)	23.0	224.7	(0.1)	-	55.1	302.7
Provisions for claims	16.3	-	(3.0)	-	-	13.3
Other current provisions	64.9	48.7	(34.0)	(20.3)	(15.6)	43.7
Total current provisions	183.2	289.0	(47.5)	(48.4)	21.9	398.2
Total provisions	€225.1	€304.1	€(71.0)	€(60.2)	€32.7	€430.7

(1)
A provision of €220.8 million was recorded in 2018 regarding the DOJ related to investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which the Technip Energies Group was a minority participant, and also certain other projects performed by the members of the Technip Energies Group in Brazil between 2002 and 2013.

(2)	Provisions recognized on contingencies on contracts are related to claims on completed contracts post final acceptance.

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NOTE 20.  OTHER LIABILITIES (CURRENT AND NON-CURRENT)

The following table provides a breakdown of other current liabilities:

	December 31,
(In millions)	2020	2019	2018
Redeemable financial liabilities	€115.7	€115.0	€151.1
Current financial liabilities at FVTPL, total	115.7	115.0	151.1
Accruals on completed contracts	53.3	65.7	67.1
Other taxes payable	105.1	82.6	106.3
Social security liability	33.4	36.9	34.8
Payables on litigation settlement(1)	42.0	59.7	-
Other	44.8	36.6	71.0
Other current liabilities, total	278.6	281.5	279.2
Total other current liabilities	€394.3	€396.5	€430.3

(1)
As part of this resolution, we entered into a three-year Deferred Prosecution Agreement. Refer to Note 22 for detailed description. The remaining unpaid balance pursuant to the Deferred Prosecution Agreement was reversed from provisions and recorded in other current liabilities and other non-current liabilities.

The following table provides a breakdown of other non-current liabilities:

	December 31,
(In millions)	2020	2019	2018
Redeemable financial liabilities	€85.3	€124.3	€205.7
Non-current financial liabilities at FVTPL, total	85.3	124.3	205.7
Subsidies	3.6	3.2	3.6
Payables on litigation settlement	-	59.7	-
Other	24.9	32.5	56.8
Other non-current liabilities, total	28.5	95.4	60.4
Total other non-current liabilities	€113.8	€219.7	€266.1

A mandatorily redeemable financial liability was recognized in 2016 to account for the fair value of the non-controlling interests in the equity of legal contract entities of the Technip Energies Group that own and account for the design, engineering and construction of the Yamal LNG plant. This financial liability is periodically revaluated to its fair value, in order to reflect current expectations about the obligation.

The Technip Energies Group recognized a charge of €177.2 million, €377.9 million and €288.4 million in 2020, 2019 and 2018, respectively. Changes in the fair value of the financial liability are recorded as interest expense on the combined statements of income and are reflected in other adjustments to reconcile net (loss) profit to cash provided (required) by operating activities. Pursuant to payments of €196.7 million, €502.7 million and €191.8 million during the year in 2020, 2019 and 2018, respectively, the amount of the Yamal LNG redeemable financial liability as at December 31 was €201.0 million, €239.3 million and €356.8 million in 2020, 2019 and 2018 respectively.

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NOTE 21.  ACCOUNTS PAYABLE, TRADE

Trade payables amounted to €1,259.4 million, €1,199.3 million and €1,132.3 million as of December 31, 2020, 2019 and 2018 respectively. Trade payables maturities are linked to the operating cycle of contracts and mature within 12 months.

NOTE 22.  COMMITMENTS AND CONTINGENT LIABILITIES

Contingent liabilities associated with guarantees

In the ordinary course of business, the Technip Energies Group enters into standby letters of credit, performance bonds, surety bonds and other guarantees with financial institutions for the benefit of its customers, vendors and other parties. The majority of these financial instruments expire within five years. Management does not expect any of these financial instruments to result in losses that, if incurred, would have a material adverse effect on the Technip Energies Group’s combined financial position, results of operations or cash flows.

	As of December 31,
(In millions)	2020	2019	2018
Financial guarantees (a)	€167.3	€148.8	€162.1
Performance guarantees (b)	2,919.2	3,560.1	2,555.4
Maximum potential undiscounted payments	€3,086.5	€3,708.9	€2,717.5

(a)
Financial guarantees represent contracts that contingently require a guarantor to make payments to a guaranteed party based on changes in an underlying agreement that is related to an asset, a liability, or an equity security of the guaranteed party. These tend to be drawn down only if there is a failure to fulfill financial obligations.

(b)
Performance guarantees represent contracts that contingently require a guarantor to make payments to a guaranteed party based on another entity’s failure to perform under a nonfinancial obligating agreement. Events that trigger payment are performance-related, such as failure to ship a product or provide a service.

Contingent liabilities associated with legal matters

The Technip Energies Group is involved in various pending or potential legal actions or disputes in the ordinary course of business. Management is unable to predict the ultimate outcome of these actions because of their inherent uncertainty. However, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on the Technip Energies Group’s combined financial position, results of operations or cash flows.

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In late 2016, Technip was contacted by the DOJ regarding its investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which Technip was a minority participant, and TechnipFMC has also raised with the DOJ certain other projects performed by Technip subsidiaries in Brazil between 2002 and 2013. The DOJ has also inquired about projects in Ghana and Equatorial Guinea that were awarded to Technip subsidiaries in 2008 and 2009, respectively. Technip Energies cooperated with the DOJ in its investigation into the potential violations of the U.S. Foreign Corrupt Practices Act (the “FCPA”) in connection with these projects, and contacted and cooperated with the Brazilian authorities (the Federal Prosecution Service (the “MPF”), the Comptroller General of Brazil (the “CGU”) and the Attorney General of Brazil (the “AGU”)) as relates to their investigation concerning the projects in Brazil and has also contacted and is cooperating with French authorities (the Parquet National Financier (the “PNF”)) with their investigation about these existing matters.

A probable estimate of the aggregate settlement amount with all authorities of $260.0 million (€220.8 million) was recorded as a litigation provision in the year ended December 31, 2018 due to the progression of settlement negotiations to resolve the investigation into historical conduct by the regulatory authorities. See Note 19.

On June 25, 2019, TechnipFMC announced a global resolution to pay a total of $301.3 million to the DOJ, the SEC, the MPF, and the CGU/AGU to resolve these anti-corruption investigations (the share of this penalty endorsed by the Technip Energies group is $280.0 million). TechnipFMC will not be required to have a monitor and will, instead, provide reports on its anti-corruption program to the Brazilian and U.S. authorities for two and three years, respectively. For the year 2020, Technip Energies made another payment in June, to honor its commitment toward the resolution plan. The carrying balance of the debt as end of December 2020 amounts $51.5 million.

Contingent liabilities associated with liquidated damages

Some of our contracts contain provisions that require us to pay liquidated damages if Technip Energies group is responsible for the failure to meet specified contractual milestone dates and the applicable customer asserts a conforming claim under these provisions. These contracts define the conditions under which our customers may make claims against us for liquidated damages. Based upon the evaluation of our performance and other commercial and legal analysis, management believes we have appropriately recognized probable liquidated damages at December 31, 2020 and 2019, and that the ultimate resolution of such matters will not materially affect our consolidated financial position, results of operations, or cash flows

NOTE 23.  FINANCIAL INSTRUMENTS

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23.1  Financial assets and liabilities by category

The Technip Energies Group holds the following financial assets and liabilities:

	December 31, 2020
	Analysis by Category of Financial Instruments
(In millions)	Carrying amount	At Fair Value through Profit or Loss	Assets/Liabilities at amortized cost	At Fair Value through OCI
Trade receivables, net	€1,059.1	€-	€1,059.1	€-
Other financial assets	60.2	34.3	25.9
Derivative financial instruments	32.1	6.2	-	25.9
Cash and cash equivalents	3,189.7	3,189.7	-	-
Due from TechnipFMC - Trade receivable	65.2	-	65.2	-
Due from TechnipFMC - Loans	56.6	-	56.6	-
Total financial assets	€4,462.9	€3,230.2	€1,2 06.8	€25.9
Long-term debt, less current portion	-	-	-	-
Other current financial liabilities	115.7	115.7	-	-
Short-term debt and current portion of long-term debt	402.4	-	402.4	-
Accounts payable, trade	1,259.4	-	1,259.4	-
Derivative financial instruments	11.5	1.0	-	10.6
Other non-current financial liabilities	85.3	85.3	-	-
Due to TechnipFMC - Trade payable	73.5	-	73.5	-
Due to TechnipFMC - Loans	3.7	-	3.7	-
Total financial liabilities	€1,951.5	€202.0	€1,739.0	€10.6

	December 31, 2019
	Analysis by Category of Financial Instruments
(In millions)	Carrying amount	At Fair Value through Profit or Loss	Assets/Liabilities at amortized cost	At Fair Value through OCI
Trade receivables, net	€928.5	€-	€928.5	€-
Other financial assets	47.0	25.8	21.2	-
Derivative financial instruments	16.4	7.2	-	9.2
Cash and cash equivalents	3,563.7	3,563.7	-	-
Due from TechnipFMC - Trade receivable	14.9	-	14.9	-
Due from TechnipFMC - Loans	1.1	-	1.1	-
Total financial assets	€4,571.6	€3,596.7	€965.7	€9.2
Long-term debt, less current portion	-	-	-	-
Other current financial liabilities	115.0	115.0	-	-
Short-term debt and current portion of long-term debt	583.4	-	583.4	-
Accounts payable, trade	1,199.3	-	1,199.3	-
Derivative financial instruments	55.9	-	-	55.9
Other non-current financial liabilities	124.5	124.5	-	-
Due to TechnipFMC - Trade payable	20.3	-	20.3	-
Due to TechnipFMC - Loans	4.6	-	4.6	-
Total financial liabilities	€2,103.0	€239.5	€1,807.6	€55.9

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	December 31, 2018
	Analysis by Category of Financial Instruments
(In millions)	Carrying amount	At Fair Value through Profit or Loss	Assets/Liabilities at amortized cost	At Fair Value through OCI
Trade receivables, net	€1,094.9	€-	€1,094.9	€-
Other financial assets	39.7	15.8	23.9	-
Derivative financial instruments	10.8	-		10.8
Cash and cash equivalents	3669.6	3669.6		-
Due from TechnipFMC - Trade receivable	23.0	-	23.0	-
Due from TechnipFMC - Loans	0.8	-	0.8	-
Total financial assets	€4,838.8	€3,685.4	€1,142.6	€10.8
Long-term debt, less current portion	-	-	-	-
Other current financial liabilities	151.1	151.1	0.0	-
Short-term debt and current portion of long-term debt	630.0	-	630.0	-
Accounts payable, trade	1132.3	-	1132.3	-
Derivative financial instruments	37.6	2.7	0.0	34.9
Other non-current financial liabilities	205.7	205.7	0.0	-
Due to TechnipFMC - Trade payable	74.8	-	74.8	-
Due to TechnipFMC - Loans	23.6	-	23.6	-
Due to TechnipFMC - Dividends	17.8	-	17.8	-
Total financial liabilities	€2,272.9	€359.5	€1,878.5	€34.9

The following explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the combined financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Technip Energies Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	December 31, 2020
(In millions)	Level 1	Level 2	Level 3	Total
Investments:
Nonqualified plan:
Traded securities	€34.3	€-	€-	€34.3
Derivative financial instruments:
Foreign exchange contracts	-	32.1	-	32.1
Financial assets	€34.3	€32.1	€-	€66.4
Redeemable financial liability	€-	€-	€201.0	€201.0
Derivative financial instruments:
Foreign exchange contracts	-	11.5	-	11.5
Financial liabilities	€-	€11.5	€201.0	€212.5

	December 31, 2019
(In millions)	Level 1	Level 2	Level 3	Total
Investments:
Nonqualified plan:
Traded securities	€25.8	€-	€-	€25.8
Derivative financial instruments:
Foreign exchange contracts	-	16.5	-	16.5
Financial assets	€25.8	€16.5	€-	€42.3
Redeemable financial liability	€-	€-	€239.3	€239.3
Derivative financial instruments:
Foreign exchange contracts	-	55.9	-	55.9
Financial liabilities	€-	€55.9	€239.3	€295.2

	December 31, 2018
(In millions)	Level 1	Level 2	Level 3	Total
Investments:
Nonqualified plan:
Traded securities	€15.8	€-	€-	€15.8
Derivative financial instruments:
Foreign exchange contracts	-	10.8	-	10.8
Financial assets	€15.8	€10.8	€-	€26.6
Redeemable financial liability	€-	€-	€356.8	€356.8
Derivative financial instruments:
Foreign exchange contracts	-	37.6	-	37.6
Financial liabilities	€-	€37.6	€356.8	€394.4

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During the financial years 2020, 2019 and 2018, there were no transfer between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Investments —The fair value measurement of quoted equity instruments is based on quoted prices that the Technip Energies Group has the ability to access in public markets.

Mandatorily redeemable financial liability—Management determined the fair value of the mandatorily redeemable financial liabilities using a discounted cash flow model. Refer to Note 20 for further information related to this liability. The key assumptions used in applying the income approach are the selected discount rates and the expected dividends to be distributed in the future to the noncontrolling interest holders. Expected dividends to be distributed are based on the noncontrolling interests’ share of the expected profitability of the underlying contract, the selected discount rate, and the overall timing of completion of the project. A decrease of one percentage point in the discount rate would have increased the liability by €1.6     million, €2.9 million and €4.6 million as of December 31, 2020, 2019 and 2018. The fair value measurement is based upon significant inputs not observable in the market and is consequently classified as a Level 3 fair value measurement.

Changes in the fair value of Level 3 mandatorily redeemable financial liabilities are presented in the below table. Over the periods presented, Technip Energies Group consolidated the total results of the Yamal entities and recorded a mandatorily redeemable financial liability representing the Group’s dividend obligation.

(In millions)	2020	2019	2018
Balance at beginning of the period	€239.3	€356.8	€260.1
Losses recognized in statement of income	177.2	377.9	273.8
Less: Settlements	(196.7)	(502.7)	(191.8)
Acquisitions	-	-	-
Net foreign exchange differences	(18.8)	7.3	14.7
Balance at end of the period	€201.0	€239.3	€356.8

Fair value of debt—The fair values (based on Level 2 inputs) of the Technip Energies Group debt, carried at amortized cost, are presented in Note 17 Debt.

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23.2  Derivative financial instruments

The management of the Technip Energies Group’s derivatives and hedge accounting was carried out centrally by TechnipFMC during 2020, 2019 and 2018. External derivative financial contracts entered into by TechnipFMC have been specifically assigned to the Technip Energies Group when these are directly attributable to the Technip Energies Group activities.

For purposes of mitigating the effect of changes in exchange rates, TechnipFMC holds derivative financial instruments to hedge the risks of certain identifiable and anticipated transactions and recorded assets and liabilities in its combined statement of financial position. The types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates. TechnipFMC’s policy is to hold derivatives only for the purpose of hedging risks associated with anticipated foreign currency purchases and sales created in the normal course of business and not for trading purposes where the objective is solely to generate profit.

Generally, TechnipFMC enters into hedging relationships such that changes in the fair values or cash flows of the transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments that qualify as a cash flow hedge, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, any change in the fair value of those instruments are reflected in earnings in the period such change occurs.

As discussed in section 1.4 Derivatives in Note 1 the Technip Energies Group was assigned the following types of derivative instruments:

Foreign exchange rate forward contracts––The purpose of these instruments is to hedge the risk of changes in future cash flows of highly probable purchase or sale commitments denominated in foreign currencies and recorded assets and liabilities in the combined statement of financial position. At December 31, 2020, 2019 and 2018, the Technip Energies Group held the following material net positions:

	2020		2019		2018
	Net Notional Amount Bought (sold)		Net Notional Amount Bought (sold)		Net Notional Amount Bought (sold)
(In millions)		EURO Equivalent		EURO Equivalent		EURO Equivalent
Australian Dollar	217.8	134.8	189.9	118.7	204.9	126.3
British Pound	(175.0)	(193.2)	(204.1)	(239.8)	(208.9)	(233.6)
Canadian Dollar	(8.0)	(5.1)	(5.0)	(3.4)	(9.0)	(5.8)
Chineese Yuan	115.4	14.5	-	-	-	-
Euro	151.2	151.2	(737.3)	(737.3)	522.0	522.0
Indian Rupee	423.8	4.7	-	-	-	-
Japanese yen	1,488.5	11.8	4,376.7	35.9	8,158.1	64.9
Kuwaiti Dinar	1.3	3.6	-	-	-	-
Malaysian Ringit	193.2	39.1	359.0	78.1	396.8	83.9
Mexican Pesos	1,444.8	59.5	(300.0)	(14.1)	(250.0)	(11.1)
Norwegian Krone	250.0	23.6	426.1	43.2	223.2	22.4
Quatarin Ryal	5.0	1.1	-	-	-	-
Russian Ruble	(561.9)	(6.2)	-	-	-	-
Singapore Dollar	15.0	9.3	1.6	1.1	5.4	3.5
U.A.E Dirham	(1.6)	(0.4)	-	-	-	-
U.S Dollar	(1,392.3)	(1,144.3)	(823.2)	(733.0)	(522.8)	(456.6)

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Fair value amounts for all outstanding derivative instruments have been determined using available market information and commonly accepted valuation methodologies. Accordingly, the estimates presented may not be indicative of the amounts that we would realize in a current market exchange and may not be indicative of the gains or losses that the Technip Energies Group may ultimately incur when these contracts are settled.

The following table presents the location and fair value amounts of derivative instruments reported in the combined statement of financial position:

	December 31, 2020		December 31, 2019		December 31, 2018
(In millions)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange contracts:
Current – Derivative financial instruments	€20.5	€6.9	€7.9	€42.2	€7.7	€20.8
Long-term – Derivative financial instruments	5.5	3.6	1.4	13.7	3.1	14.1
Total derivatives designated as hedging instruments	26.0	10.5	9.3	55.9	10.8	34.9
Derivatives not designated as hedging instruments:
Foreign exchange contracts:
Current – Derivative financial instruments	6.1	1.0	7.1	-	-	2.7
Long-term – Derivative financial instruments	-	-	-	-	-	-
Total derivatives not designated as hedging instruments	6.1	1.0	7.1	-	-	2.7
Total derivatives	€32.1	€11.5	€16.4	€55.9	€10.8	€37.6

The Technip Energies Group recognized (losses)/ gains of €3.0 million, €0.8 million and €(2.3) million on cash flow hedges for the years ended December 31, 2020, 2019 and 2018, respectively, due to discontinuance of hedge accounting as it was probable that the original forecasted transactions would not occur. Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive income (losses)/ gains of €11.9 million, €(1.0) million and €(4.9) million at December 31, 2020, 2019 and 2018, respectively. The Technip Energies Group expects to transfer (losses) of approximately €11.8 million from accumulated OCI to earnings during the next 12 months when the anticipated transactions actually occur. All anticipated transactions currently being hedged are expected to occur by the second half of 2023.

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The following tables present the location of gains (losses) in the combined statements of income related to derivative instruments designated as cash flow hedges:

	Gain (Loss) recognized in OCI (Effective Portion)
	Year Ended December 31,
(In millions)	2020	2019	2018
Foreign exchange contracts	€23.9	€(1.0)	€(23.5)

Location of cash flow hedge gain (loss) reclassified from accumulated OCI into profit (loss)	Gain (Loss) recognized in OCI (Effective Portion)
	Year Ended December 31,
(In millions)	2020	2019	2018
Foreign exchange contracts
Other income (expense), net	€(3.4)	€(5.0)	€7.7
Total	€(3.4)	€(5.0)	€7.7

Location of cash flow hedge gain (loss) recognized in profit (loss)	Gain (Loss) recognized in profit (loss) (Ineffective portion and amount excluded from effectiveness testing)
	Year Ended December 31,
(In millions)	2020	2019	2018
Foreign exchange contracts
Other income (expense), net	€17.2	€(18.0)	€(13.8)
Total	€17.2	€(18.0)	€(13.8)

The following table presents the location of gains (losses) in the combined statements of income related to derivative instruments not designated as hedging instruments:

Location of gain (loss) recognized in profit (loss)	Gain (Loss) recognized in profit (loss) on derivatives (Instruments not designated as hedging instruments)
	Year Ended December 31,
(In millions)	2020	2019	2018
Foreign exchange contracts
Other income (expense), net	€(2.0)	€10.0	€(5.4)
Total	€(2.0)	€10.0	€(5.4)

23.3  Offsetting financial assets and financial liabilities

The Technip Energies Group executes derivative contracts with counterparties that consent to a master netting agreement, which permits net settlement of the gross derivative assets against gross derivative liabilities. Each instrument is accounted for individually and assets and liabilities are not offset. As of December 31, 2020, 2019 and 2018, the Technip Energies Group had no collateralized derivative contracts.

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The following tables present both gross information and net information of recognized derivative instruments:

	December 31, 2020			December 31, 2019			December 31, 2018
(In millions)	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount	Gross Amount Recognized	Gross Amounts Not Offset Permitted Under Master Netting Agreements	Net Amount
Derivative assets	€32.1	€(2.8)	€29.3	€16.4	€(8.5)	€7.9	€10.8	€(5.2)	€5.6
Derivative liabilities	€11.5	€(2.8)	€8.7	€55.9	€(8.5)	€47.4	€37.6	€(5.2)	€32.4

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NOTE 24.  PAYROLL STAFF

As of December 31, 2020, 2019 and 2018 the Technip Energies Group had 14,953, 14,769 and 15,680 full-time employees respectively.

NOTE 25.  RELATED PARTIES DISCLOSURES

Receivables, payables, revenues and expenses which are included in the combined financial statements for all transactions with related parties, defined as entities related to the Technip Energies Group’s directors and TechnipFMC’s main shareholders as well as the partners of the Technip Energies Group’s joint ventures and affiliates, were as follows.

25.1  Transactions with related parties and equity affiliates

Trade receivables consisted of receivables due from the following related parties:

	December 31,
(In millions)	2020	2019	2018
TP JGC Coral France SNC	€30.9	€35.6	€27.5
TTSJV WLL	12.1	19.9	-
TPIT & DAR Engineering	2.6	-	-
Novarctic	7.0	0.4	-
Others	7.4	2.7	2.6
Total trade receivables	€60.0	€58.6	€30.1

TP JGC Coral France SNC is an equity method affiliate.

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Trade payables consisted of payables due to the following related parties:

	December 31,
(In millions)	2020	2019	2018
Saipem	€12.7	€-	€-
Chiyoda	11.6	22.1	61.1
Suez Group S.A.	6.1	-	-
JGC Corporation	1.5	13.4	60.7
Nipigas	1.4	-	-
Others	0.4	2.5	1.8
Total trade payables	€33.7	€38.0	€123.6

JGC Corporation and Chiyoda are partners on the Yamal project.

Revenue consisted of amounts with the following related parties:

(In millions)	2020	2019	2018
TTSJV WLL	€41.7	€113.9	€-
TP JGC Coral France SNC	42.5	98.3	94.4
Anadarko Petroleum Company	-	13.9	3.1
Novarctic	8.5	-	-
TPIT & DAR Engineering	1.3	-	-
Others	-	1.6	14.1
Total revenue	€94.0	€227.7	€111.6

A member of Technip Energies Board of Directors served on the Board of Directors of Anadarko Petroleum Company (“Anadarko”) until August 2019. In August 2019, Anadarko was asquired by Occidental Petroleum Corporation (“Occidental”). As a result the Director no longer serves as a member of the Board of Directors of Anadarko. The Director is not an officer or director of Occidental.

Expenses consisted of amounts with the following related parties:

(In millions)	2020	2019	2018
Saipem	€15.9	€-	€-
Nipigas	1.4	-	-
JGC Corporation	0.4	18.6	68.9
Chiyoda	1.2	22.4	45.0
Others	0.6	5.3	25.6
Total expenses	€19.5	€46.3	€139.5

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25.2  Transactions with TechnipFMC

The Technip Energies Group maintains business relations with direct and indirect subsidiaries of TechnipFMC through its legal entities. During the reporting periods, the Technip Energies Group was integrated into the group-wide cash pooling arrangements that were managed centrally by TechnipFMC.

TechnipFMC’s business model includes a combination of stand-alone and combined business functions between TechnipFMC and the Technip Energies Group, varying by region and country. The combined financial statements of the Technip Energies Group include allocations of these costs between
TechnipFMC and the Technip Energies Group. Such allocations are estimates, and also may not represent the cost of such services if performed on a stand-alone basis. See further description of costs allocations in Note 1.4 Principles applied in preparing the combined financial statements.

The combined statements of financial position include certain of TechnipFMC’s assets and liabilities that are specifically identifiable or otherwise attributable to the Technip Energies Group and will be transferred to the Technip Energies Group in connection with the Spin-off. Transactions other than trade receivables and payables between the Technip Energies Group and TechnipFMC are considered to be effectively settled at the time the transaction is recorded. The net effect of these transactions is included in the combined statements of cash flows as Net contributions from/ (distributions to) TechnipFMC.

The Invested Equity And Retained Earnings in the combined statements of financial position represents TechnipFMC’s historical investment in the Technip Energies Group, the net effect of allocations from transactions with TechnipFMC, net transfers of cash and assets to TechnipFMC and the Technip Energies Group’s accumulated retained earnings.

The components of Net Contributions From / (Distributions To) TechnipFMC in the combined statement of changes in invested equity for all periods presented were as follows:

	December 31,
(In millions)	2020	2019	2018
Corporate allocations	€381.2	€322.8	€314.7
Change in cash pooling balances	30.6	51.3	(78.2)
Dividend declared and cash settled to TechnipFMC	(337.6)	(527.8)	(232.8)
Net Assets from/(to) parent for business combinations and divestures	-	-	(54.0)
Non-monetary (dividend to)/distribution from TechnipFMC	(144.1)	147.6	(379.8)
Total net contributions from / (distributions to) TechnipFMC per combined statements of changes in invested equity	€(69.9)	€(6.1)	€(430.1)

A reconciliation of Net Contributions From / (Distributions To) TechnipFMC to the corresponding amounts presented in the combined statement of cash flows for all periods presented is as follows:

	December 31,
(In millions)	2020	2019	2018
Net transfers to Parent per combined statement of changes in equity	€(69.9)	€(6.1)	€(430.1)
Corporate allocations	(381.2)	(322.8)	(314.7)
Net assets transfers (to) from Parent for business combinations and divestitures	-	-	54.0
Others	(324.8)	(84.0)	(6.4)
Total net contributions from/(distributions to) TechnipFMC per combined statement of cash flows	€(775.9)	€(412.9)	€(697.2)

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Due from TechnipFMC consisted of:

(In millions)	2020	2019	2018
Trade receivable	€65.2	€14.9	€23.0
Loans due from TechnipFMC	56.6	1.1	0.8
Total financial assets due from TechnipFMC	€121.8	€16.0	€23.8

Trade and other receivable comprise items arising in the ordinary course of business. Loans due from TechnipFMC represent discrete loans separately negotiated between TechnipFMC and affiliates of the Technip Energies Group for various business and financing reasons during the reporting periods.

Due to TechnipFMC consisted of:

	December 31,
(In millions)	2020	2019	2018
Trade payable	€73.5	€20.3	€74.8
Loans due to TechnipFMC	3.7	4.6	23.6
Dividends due to TechnipFMC	-	-	17.8
Total due to TechnipFMC	€77.2	€24.9	€116.2

Trade and other payables comprise items arising in the ordinary course of business. Loans due to TechnipFMC represent discrete loans separately negotiated between TechnipFMC and the affiliates of the Technip Energies Group for various business and financing reasons during the reporting period. These loans are considered as related party loans in these combined financial statements.

Related party revenue and operating expenses with TechnipFMC in the combined statement of income consisted of:

(In millions)	2020	2019	2018
Revenue	€47.4	€48.4	€67.9
Expenses	23.4	24.3	46.3
Dividends Income	€-	€-	€6.1

The Technip Energies Group’s revenues and expenses comprise items arising in the ordinary course of business. Expenses also include the allocation of general corporate expenses from TechnipFMC for certain management and support functions which are provided on a centralized basis within TechnipFMC.

25.3  Key management remuneration

Under IAS 24-Related parties, remuneration paid to key management personnel including members of TechnipFMC’s Board of Directors must be disclosed. Since the Technip Energies Group has not had a separate management team during the periods presented the following table presents the share of employee benefits of TechnipFMC’s key management allocated to the Technip Energies Group and recognized in the combined financial statements. The share of key management remuneration benefits attributable to the Technip Energies Group was determined using an allocation key based on the number of employees.

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Key management remuneration is as follows:

	Year Ended December 31,
(In millions)	2020	2019	2018
Salaries, bonuses and fringe benefits	€0.4	€0.5	€0.5
Taxable benefits	0.0	-	0.1
Annual Incentive	0.5	1.2	0.9
Long-term incentive awards	0.2	1.6	4.0
Pension related benefits	0.1	0.1	0.1
Total	€1.2	€3.4	€5.6

As the Technip Energies Group has not had its separate Board of Directors, no remuneration of the Board of Directors has been presented. As the Technip Energies Group did not operate as a stand-alone public company during the historical periods, the amounts presented above are not indicative of the Technip Energies Group’s key management compensation in the future.

NOTE 26.  MARKET RELATED EXPOSURE

26.1  Liquidity risk

The Technip Energies Group was integrated into the liquidity management system of TechnipFMC in years 2020, 2019 and 2018. The primary objectives of liquidity management consist of meeting the continuing funding requirements of TechnipFMC global operations with cash generated by such operations and TechnipFMC’s existing commercial paper program.

Cash pooling and external financing are largely centralized at TechnipFMC. Funds are provided to TechnipFMC companies, including the members of the Technip Energies Group, as needed on the basis of an “in-house banking” solution.

The financing requirements of TechnipFMC companies are determined based on the basis of short- and medium-term liquidity planning. The financing of TechnipFMC is controlled and implemented centrally on a forward-looking basis in accordance with the planned liquidity requirements or surplus. Relevant planning factors taken into consideration include operating cash flow, capital expenditures, divestments, margin payments and the maturities of financial liabilities.

Operating cash flows

Operating activities provided €836.8, €1,006.4 million and €507.1 million in 2020, 2019 and 2018, respectively. Our working capital balances can vary significantly depending on the payment and delivery terms on key contracts in our portfolio of projects. The year-over-year changes in operating cash flow were primarily due to the changes in trade receivables, net and contract assets, accounts payable trade, and net profit.

Investing cash flows

Investing activities used €52.0 million in 2020 primarily due to capital expenditures of €31.3 million.
Investing activities used €36.8 million in 2019 primarily due to capital expenditures of €37.2 million.
Investing activities used €11.7 million in 2018 primarily due to capital expenditures of €11.0 million and cash divested of €12.1 million, partially offset by cash acquired in business acquisitions of €9.4 million.

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Financing cash flows

Financing activities used €1,315.4, €1,120.7 million and €992.5 million in 2020, 2019 and 2018, respectively. The increase in cash used for financing activities was primarily due to a €363.0 million increase in net distributions to TechnipFMC.
Financing activities used €992.5 million and €770.3 million in 2018 and 2017, respectively. The increase in cash used for financing activities was primarily due to a €606.6 million reduction in borrowings and an increase in repayments of commercial paper, partially offset by a €483.9 million decrease of net distributions to TechnipFMC.

Commercial paper program and Credit facility

Under the commercial paper program, the Technip Energies Group has the ability to access up to €1.0 billion of financing through its commercial paper dealers. The Technip Energies Group had €393.0 million, €580.0 million and €630.0 million of commercial paper issued under the facility at December 31, 2020, 2019 and 2018, respectively. Refer to Note 17 for more details.

The following is a summary of the credit facility at December 31, 2020:

(In millions)	Amount	Debt Outstanding	Commercial Paper Outstanding	Letters of Credit	Unused Capacity	Maturity
Five-year revolving credit facility	€1,000.0	€-	€393.0	€-	€607.0	January 2023

Our available capacity under our revolving credit facility is reduced by any outstanding commercial paper.

As of December 31, 2020, all restrictive covenants were in compliance under the revolving credit facility.

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Undiscounted financial liabilities

The contractual, undiscounted repayment schedule of financial liabilities at December 31, 2020 is as follow:

(In millions)	2021	2022	2023	2024	2025	2026 and beyond	Total
Debt	€402.4	€-	€-	€-	€-	€-	€402.4
Accounts payable, trade	1,259.4	-	-	-	-	-	1,259.4
Derivative financial instruments	8.2	3.0	0.4				11.5
Redeemable financial liability	115.7	43.8	25.0	16.5			201.0
Due to TechnipFMC - Trade payable	73.5						73.5
Due to TechnipFMC - Loans	3.7						3.7
Total financial liabilities as of December 31, 2020	€1,862.9	€46.8	€25.4	€16.5	€-	€-	€1,951.5

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The contractual, undiscounted repayment schedule of financial liabilities at December 31, 2019 is as follow:

(In millions)	2020	2021	2022	2023	2024	2025 and beyond	Total
Debt	€581.8	€-	€-	€-	€-	€-	€581.8
Accounts payable, trade	1,199.3	-	-	-	-	-	1,199.3
Derivative financial instruments	42.2	8.7	4.5	0.6	-		56.0
Redeemable financial liability	123.5	106.7	57.9	35.6	13.4	-	337.1
Due to TechnipFMC - Trade payable	20.3	-	-	-	-	-	20.3
Due to TechnipFMC - Loans	4.6	-	-	-	-	-	4.6
Total financial liabilities as of December 31, 2019	€1,971.7	€115.4	€62.4	€36.2	€13.4	€-	€2,199.1

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The contractual, undiscounted repayment schedule of financial liabilities at December 31, 2018 is as follow:

(In millions)	2019	2020	2021	2022	2023	2024 and beyond	Total
Debt	€628.5	€-	€-	€-	€-	€-	€628.5
Accounts payable, trade	1,132.3	-	-	-	-	-	1,132.3
Derivative financial instruments	23.3	10.4	2.0	1.4	0.2	-	37.3
Redeemable financial liability	156.5	87.3	124.3	61.1	34.9	21.8	485.9
Due to TechnipFMC - Trade payable	74.8	-	-	-	-	-	74.8
Due to TechnipFMC - Loans	23.6	-	-	-	-	-	23.6
Total financial liabilities as of December 31, 2018	€2,039.0	€97.7	€126.3	€62.5	€35.1	€21.8	€2,382.4

26.2  Foreign currency exchange rate risk

The Technip Energies Group is integrated into the foreign currency risk management system of TechnipFMC. TechnipFMC conducts operations around the world in a number of different currencies. Many of the Technip Energies Group’s significant foreign subsidiaries have designated the local currency as their functional currency. Earnings are therefore subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into Euros. The Technip Energies Group does not hedge this translation impact on earnings. A 10% increase or decrease in the average exchange rates of all foreign currencies at December 31, 2020, would have changed the Technip Energies Group’s revenue and profit (loss) before income taxes attributable to the Technip Energies Group by approximately €194.5 million and €28.5 million, respectively. A 10% increase or decrease in the average exchange rates of all foreign currencies at December 31, 2019, would have changed the Technip Energies Group’s revenue and profit (loss) before income taxes attributable to the Technip Energies Group by approximately €293.1 million and €22.3 million, respectively. A 10% increase or decrease in the average exchange rates of all foreign currencies at December 31, 2018, would have changed the Technip Energies Group’s revenue and profit (loss) before income taxes attributable to the Technip Energies Group by approximately €372.4 million and €2.3 million, respectively.

When transactions are denominated in currencies other than the respective functional currencies of the applicable subsidiaries of the Technip Energies Group, the Technip Energies Group manages these exposures through the use of derivative instruments. The Technip Energies Group primarily uses foreign currency forward contracts to hedge the foreign currency fluctuation associated with firmly committed and forecasted foreign currency denominated payments and receipts. The derivative instruments associated with these anticipated transactions are usually designated and qualify as cash flow hedges, and as such the gains and losses associated with these instruments are recorded in other comprehensive income until such time that the underlying transactions are recognized. Unless these cash flow contracts are deemed to be ineffective or are not designated as cash flow hedges at inception, changes in the derivative fair value will not have an immediate impact on results of operations since the gains and losses associated with these instruments are recorded in other comprehensive income. When the anticipated transactions occur, these changes in value of derivative instrument positions will be offset against changes in the value of the underlying transaction.
When an anticipated transaction in a currency other than the functional currency of an entity is recognized as an asset or liability on the statement of financial position, we also hedge the foreign currency fluctuation of these assets and liabilities with derivative instruments after netting the Technip Energies Group’s exposures worldwide. These derivative instruments do not qualify as cash flow hedges.
Occasionally, the Technip Energies Group enters into contracts or other arrangements containing terms and conditions that qualify as embedded derivative instruments and are subject to fluctuations in foreign exchange rates. In those situations, the Technip Energies Group enters into derivative foreign exchange contracts that hedge the price or cost fluctuations due to movements in the foreign exchange rates. These derivative instruments are not designated as cash flow hedges.

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For foreign currency forward contracts hedging anticipated transactions that are accounted for as cash flow hedges, a 10% increase in the value of the Euro would have resulted in an additional gain of €0.2 million in the net fair value of cash flow hedges reflected in the combined statement of financial position at December 31, 2020, and an additional loss of nil, and €0.1 million in the net fair value of cash flow hedges reflected in the combined statement of financial position at December 31, 2019 and 2018 respectively.
For certain committed and anticipated future cash flows and recognized assets and liabilities that are denominated in a foreign currency the Technip Energies Group may choose to manage risk against changes in the exchange rates, when compared against the functional currency, through the economic netting of exposures instead of derivative instruments. Cash outflows or liabilities in a foreign currency are matched against cash inflows or assets in the same currency such that movements in exchange rates will result in offsetting gains or losses. Due to the inherent unpredictability of the timing of cash flows, gains and losses in the current period may be economically offset by gains and losses in a future period. All gains and losses are recorded in the combined statements of income in the period in which they are incurred. Gains and losses from the remeasurement of assets and liabilities are recognized in other income (expense).

26.3  Interest rate risk

The Technip Energies Group was generally financed using the TechnipFMC’s internal cash pooling system. Cash pooling balances earn and bear interest on normal market terms and conditions (rates of interest for specific maturities and currencies). Individual members of the Technip Energies Group that are not included in the TechnipFMC cash pool due to legal restrictions arrange financing independently or with discrete intercompany loans at arm’s length terms and conditions or deposit their excess liquidity with leading local banks.

The Technip Energies Group assesses effectiveness of forward foreign currency contracts designated as cash flow hedges based on changes in fair value attributable to changes in spot rates. The Technip Energies Group excludes the impact attributable to changes in the difference between the spot rate and the forward rate for the assessment of hedge effectiveness and recognizes the change in fair value of this component immediately in earnings. Considering that the difference between the spot rate and the forward rate is proportional to the differences in the interest rates of the countries of the currencies being traded, the Technip Energies Group has exposure in the unrealized valuation of its forward foreign currency contracts to relative changes in interest rates between countries in its results of operations.
Based on the Technip Energies Group’s portfolio as of December 31, 2020, the Technip Energies Group has material positions with exposure to interest rates in the United States, Canada, Australia, Brazil, the United Kingdom, Singapore, the European Community and Norway.

The Technip Energies Group’s fixed rate borrowings include commercial paper and loans due to TechnipFMC. There are no floating rate borrowings.

	As of December 31,
(In millions)	2020	2019	2018
Commercial paper (Note 17)	€393.0	€580.0	€630.0
Bank borrowings and other (Note 17)	9.4	3.4	-
Loans due to TechnipFMC (Note 25)	3.7	4.6	23.6
Total debt	€406.1	€588.0	€653.6

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Sensitivity analysis as of December 31, 2020

As of December 31, 2020, the net short-term cash position of the Technip Energies Group (cash and cash equivalents, less short-term financial debts) amounted to €2,783.7 million. A 1% (100 basis points) increase in interest rates would generate an additional profit of €27.8 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.

Sensitivity analysis as of December 31, 2019

As of December 31, 2019, the net short-term cash position of the Technip Energies Group (cash and cash equivalents, less short-term financial debts) amounted to €2,976.8 million. A 1% (100 basis points) increase in interest rates would generate an additional profit of €29.8 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.
Sensitivity analysis as of December 31, 2018

As of December 31, 2018, the net short-term cash position of the Technip Energies Group (cash and cash equivalents, less short-term financial debts) amounted to €3,016.8 million. A 1% (100 basis points) increase in interest rates would generate an additional profit of €30.2 million before tax in the net cash position. A 1% (100 basis points) decrease in interest rates would generate a loss of the same amount.

26.4  Credit risk

Valuations of derivative assets and liabilities reflect the value of the instruments, including the values associated with counterparty risk. These values must also take into account the Technip Energies Group’s credit standing, thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. The methodology includes the impact of both counterparty and such entity’s own credit standing. Adjustments to derivative assets and liabilities related to credit risk were not material for any period presented.

By their nature, financial instruments involve risk, including credit risk, for non-performance by counterparties. Financial instruments that potentially subject the Technip Energies Group to credit risk primarily consist of trade receivables, contract assets, contractual cash flows from debt instruments (primarily loans), cash equivalents and deposits with banks, as well as derivative contracts. The Technip Energies Group manages the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties’ financial condition. The maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. The Technip Energies Group mitigates credit risk on derivative contracts by executing contracts only with counterparties that consent to a master netting agreement, which permits the net settlement of gross derivative assets against gross derivative liabilities.

Since January 1, 2018 the Technip Energies Group has applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. Refer to Note 1.5 for accounting policies on impairment of trade receivables during 2020, 2019 and 2018.

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Credit risk exposure on trade receivables and contract assets using a provision matrix are set out as follows:

	December 31, 2020
	Days past due
	Current	Less than 3 months	3 to 12 Months	Over 1 year	Total Trade Receivables	Contract Assets
Net carrying amount	€664.1	€212.4	€85.8	€96.8	€1,059.1	€271.8
Weighted average expected credit loss rate	—	—	—	—	0.16%	0.16%

	December 31, 2019
	Days past due
	Current	Less than 3 months	3 to 12 Months	Over 1 year	Total Trade Receivables	Contract Assets
Net carrying amount	€632.1	€117.0	€11.4	€168.0	€928.5	€389.3
Weighted average expected credit loss rate	—	—	—	—	0.16%	0.16%

	December 31, 2018
	Days past due
	Current	Less than 3 months	3 to 12 Months	Over 1 year	Total Trade Receivables	Contract Assets
Net carrying amount	€766.9	€88.5	€60.6	€178.9	€1,094.9	€272.0
Weighted average expected credit loss rate	—	—	—	—	0.14%	0.14%

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NOTE 27.  COMPANIES INCLUDED IN THE SCOPE OF THE COMBINED FINANCIAL STATEMENTS

The combined financial statements of the Technip Energies Group represent the assets, liabilities, results and cash flows of the Technip Energies Business carved out from TechnipFMC. The combined financial statements include the current members of TechnipFMC that will form the Technip Energies Group, as well as the assets, liabilities, results and cash flows pertaining to the Technip Energies Group business activities carved-out from other existing members of TechnipFMC.

The legal entities comprising the Technip Energies Group, including principal subsidiaries, associates and joint ventures, are provided below:

27.1  Principal subsidiaries

Company Name	Address	Interest held in % as of December 31, 2020
AUSTRALIA

Genesis Oil & Gas Consultants (Pty) Ltd	1120 Hay St, West Perth WA 6005	100

FMC Technologies Australia Limited	66 Sparks Road - Henderson WA 6166	100

Technip Australia Pty Ltd	1120 Hay St, West Perth WA 6005	100

BELARUS

Technip Bel	Pobediteley avenue, 17, room 1009 220004 Minsk	100

BRAZIL

Cybernetix Produtos E Serviços Do Brasil Ltda.	Rua Dom Marcos Barbosa, nº 2, sala 402 20211-178 Rio de Janeiro	100

Genesis Oil & Gas Brasil Engenharia Ltda.	Rua Paulo Emídio Barbosa, 485, quadra 4 (parte), Cidade Universitária cidade e estado do Rio de Janeiro, CEP: 21941-615	100

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Company Name	Address	Interest held in % as of December 31, 2020

CHINA

Shanghai Technip Trading Company	10th Floor - Yunhai Mansion 200031 Shanghai	100

Technip Chemical Engineering (Tianjin) Co., Ltd.	10th Floor - Yunhai Mansion 200031 Shanghai	100

Technip Engineering Consultant (Shanghai) Co., Ltd	10th Floor - Yunhai Mansion 200031 Shanghai	100

Gydan Yard Management Services (Shanghai) Co., Ltd.	ARCTIC LNG 2 18F N°1329 Middle Huaihai Road, Shanghai 200031	84.9

FRANCE

Clecel SAS	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100

Consorcio Intep SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	90

Cybernetix SAS	Technopôle de Château-Gombert 13382 Marseille Cedex 13	100

Cyxplus SAS	Technopôle de Château-Gombert 13382 Marseille Cedex 13	100

Gydan LNG SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	84

GYGAZ SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	84.85

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Middle East Projects International (Technip Mepi)	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100

Safrel SAS	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100

SCI les Bessons	Technopôle de Château-Gombert 13382 Marseille Cedex 13	100

Technip Corporate Services SAS	6-8 Allée de l'Arche - Faubourg de l'Arche - ZAC Danton 92400 Courbevoie	100

Technip Eurocash SNC	6-8 Allée de l'Arche - Faubourg de l'Arche - ZAC Danton 92400 Courbevoie	100

Technip France SA	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100

Technip Ingenierie Defense SAS	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100

Technip Normandie SAS	14 rue Linus Carl Pauling PAT La Vatine 76130 Mont-Saint-Aignan	100

Technipnet SAS	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	100

Yamal Services SAS(1)	6-8 Allée de l'Arche - Faubourg de l'Arche - ZAC Danton 92400 Courbevoie	50

Yamgaz SNC(2)	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	50

FMC Loading Systems SAS	Route des Clérimois - 89100 Sens	100

FMC Technologies SAS	Bâtiment C, Rue Nelson Mandela, Zone ECOParc, 89100 Sens	100

GERMANY

Technip Offshore Wind Germany - GmbH	Friesstrasse 20 60388 Frankfurt am Main	100

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Technip Zimmer GmbH	Friesstrasse 20 60388 Frankfurt am Main	100

INDIA

Technip Global Business Services Private Limited	9th Floor, World Trade Tower (WTT) Tower-B C-1, Sector 16, Noida - 201301, U.P 201301 Noida	100

Technip India Limited	B-22, Okhla Phase, 1 Industrial Area 110020 New Delhi	100

ITALY

Consorzio Technip Italy Procurement Services - TIPS	68, Viale Castello della Magliana 00148 Rome	100

Technip Italy Direzione Lavori S.P.A.	68, Viale Castello della Magliana 00148 Rome	100

Technip Italy S.P.A.	68, Viale Castello della Magliana 00148 Rome	100

TPL - Tecnologie Progetti

Lavori S.P.A. In Liquidazione	68, Viale Castello della Magliana 00148 Rome	100

MALAYSIA

Genesis Oil & Gas Consultants Malaysia Sdn. Bhd.	Suite 13.03, 13th Floor 207 Jalan Tun Razak 50400 Kuala Lumpur	100

Technip Far East Sdn Bhd	Suite 13.03, 13th Floor 207 Jalan Tun Razak Kuala Lumpur 50400	100

MEXICO

Technip De Mexico S. De R.L. De C.V.	Blvd. Manuel Ávila Camacho 36, Piso 10, Oficina 1058 Lomas De Chapultepec I Sección. C. P. 11000, Alcaldía Miguel Hidalgo Ciudad de México, México	100

TP Energies Servicios Mexico, S. de R.L. de C.V.	Blvd. Manuel Ávila Camacho 36, Piso 10, Oficina 1058 Lomas De Chapultepec I Sección. C. P. 11000, Alcaldía Miguel Hidalgo Ciudad de México, México	100

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TP Oil & Gas Mexico, S. de R.L. de C.V.	Avenida de la Marina Oficina 1 Baja California 22800	100

MOZAMBIQUE

FMC Technologies Mozambique Private Ltd	Distrito Urbano 1, Av. Zedquias Manganhela no 257, 5 Andar,	100

Technip Mozambique Lda	Distrito Urbano 1, Av. Zedquias Manganhela no 257, 5 Andar,	100

NETHERLANDS

Technip Energies N.V.	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton - Danton - 92400 Courbevoie	100

Technip Benelux B.V.	Afrikaweg 30 Zoetermeer 2713 AW	100

Technip EPG B.V.	Barbizonlaan 50 Capelle aan den Ijssel 2908 ME	100

Technip Oil & Gas B.V.	Afrikaweg 30 Zoetermeer 2713 AW	100

NEW-CALEDONIA - FRENCH OVERSEAS TERRITORY

Technip Nouvelle-Caledonie	27 bis Avenue du Maréchal Foch - Galerie CENTER FOCH - Centre-Ville B.P. 4460 98847 NOUMEA	100

NORWAY

Genesis Oil And Gas Consultants Norway AS	Verksgata 1A 4013 Stavanger	100

Inocean AS	B Ryggegata 3 0250 Oslo	51

Kanfa AS	Nye Vakas vei 80 1395 Hvalstad	100

PANAMA

Technip Overseas S.A.	East 53rd Street Marbella, Humboldt Tower 2nd Floor Panama	100

POLAND

Technip Polska Sp. Z o.o.	UI. Promyka 13/4 01-604 Warsaw	100

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RUSSIAN FEDERATION

Rus Technip LLC	Prechistenka, str. 40/2, building 1, office XXVII, 4th floor, 119034 Moscow	51

Technip Rus LLC	266 Litera O, Ligovsky Prospect 196084 St Petersburg	99.98

SAUDI ARABIA

Technip Saudi Arabia Limited	Dhahran Center Building - 5th Floor, Suite #501 31952 Al-Khobar	76

TPL Arabia	Dhahran Center Building - 5th Floor, Suite #501 31952 Al-Khobar	90

SINGAPORE

FMC Technologies Singapore Pte. Ltd.	149 Gul Circle - 629605 Singapore	100

Technip Energies Singapore Pte. Ltd.	149 Gul Circle - 629605 Singapore	100

SOUTH AFRICA

Technip South Africa (Pty.) Ltd	34 Monkor Road - Randpark Ridge Randburg 2194	100

SPAIN

Technip Iberia, S.A.	Building n° 8 - Floor 4th Plaça de la Pau s/n World Trade Center - Almeda Park - Cornellà de Llobregat 08940 Barcelone	99.99

SWITZERLAND

Engineering Re AG	Vulkanstrasse 106 8048 Zurich	100

Technipetrol AG	Industriestrasse 13c CH-6304 Zug	100

THAILAND

Technip Engineering (Thailand) Co. Ltd	20th Floor - Suntowers Building A 123 Vibhavadee - Rangsit Road Chatuchak, Bangkok 10900	74

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UNITED ARAB EMIRATES

Multi Phase Meters FZE	P. O. Box 262274, Jebel Ali Free Zone, Building LOB-14-Office 414, Dubai, United Arab Emirates, United Arab Emirates	100

UNITED KINGDOM

Coflexip (UK) Ltd	One St Paul’s Churchyard London EC4M 8AP	100

Cybernetix S.R.I.S. Limited	One St Paul’s Churchyard London EC4M 8AP	100

Genesis Oil & Gas Consultants Ltd	One St Paul’s Churchyard London EC4M 8AP	100

Genesis Oil And Gas Ltd	One St Paul’s Churchyard London EC4M 8AP	100

Technip E&C Limited	One St Paul’s Churchyard London EC4M 8AP	100

Technip PMC Services Limited	One St Paul’s Churchyard London EC4M 8AP	100

TechnipFMC Holdings Limited	One St Paul’s Churchyard London EC4M 8AP	100

UNITED STATES

Badger Licensing LLC	Corporation Service Company 251 Little Falls Drive Wilmington, DE 19808	100

Badger Technologies, LLC	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100

Badger Technology Holdings, LLC	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100

Deepwater Technologies Inc.	c/o The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801	75

FMC Technologies, Inc.	c/o The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801	100

Technip E&C, Inc.	c/o CT Corporation System 1999 Bryan Street, Suite 900 Dallas, Texas 75201	100

Technip Energy & Chemicals International, Inc.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100

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Technip Process Technology, Inc.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100

Technip S&W Abu Dhabi, Inc.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100

Technip S&W International, Inc.	c/o CT Corporation System 3867 Plaza Tower Baton Rouge, Louisiana, 70816	100

Technip Stone & Webster Process Technology, Inc	c/o The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801	100

Technip USA, Inc.	The Corporation Trust Company 1209 Orange Street Wilmington, Delaware 19801	100

VENEZUELA

Inversiones Dinsa, C.A	Avenida Principal de La Urbina, calle 1 con calle 2 Centro Empresarial INECOM, piso 1, oficina 1-1 La Urbina, Minicipio Sucre 1070 Caracas	100

Technip Velam	Avenida Principal de La Urbina, calle 1 con calle 2 Centro Empresarial INECOM, piso 1, oficina 1-1 La Urbina, Minicipio Sucre 1070 Caracas	100

VIETNAM

Technip Vietnam Co., Ltd.	7F, Centec Tower Building 72-74 Nguyen Thi Minh Khai Street and 143-145B Hai Ba Trung Street, Ward 6, District 3, Ho Chi Minh City	100

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27.2  Associates and joint ventures

Company Name	Address	Interest held in % as of December 31, 2020

BAHRAIN

TTSJV W.L.L.	Manama 323	36

BOSNIA AND HERZEGOVINA

Petrolinvest, D.D. Sarajevo	Tvornicka 3 71000 Sarajevo	33

BRAZIL

FSTP Brasil Ltda.	Rua da Candelária, 65, sala 1615 20091-906 Rio de Janeiro	25

CHINA

HQC - TP Co. Ltd	n° 7 Yinghuayuan Dongjie, Chaoyang District Pechino	49

Yamgaz Corporate Management Consultant (Shanghai) Co. Ltd	Room 1602 and 1604, No. 1329 Middle Huaihai Road, Xuhui District, Shanghai	50

COLOMBIA

Tipiel, S.A.	Calle 38 # 8-62 Piso 3 Santafe De Bogota D.C.	45.1

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FRANCE

Novarctic SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	33.33

South Tambey LNG(2)	5 place de la Pyramide 92088 La Défense Cedex	50

TP JGC Coral France SNC	6-8 Allée de l’Arche - Faubourg de l’Arche - ZAC Danton 92400 Courbevoie	50

INDONESIA

PT Technip Engineering Indonesia	Metropolitan Tower, 15th Floor, JL. R. A. Kartini Kav. 14 (T.B Simatupang), Cilandak Jakarta Selatan 12430	48.51

ITALY

Consorzio Technip Italy Worley Parsons	Viale Castello della Magliana, 68 00148 Roma	90

TP - HQC S.R.L.	68, Viale Castello della Magliana 00148 Rome	51

KAZAKHSTAN

TKJV LLP	Flat 33, Building 98Y, Road 3901, Block 939, Manama - Bahrain	36

MALAYSIA

Technip Consultant (M) Sdn. Bhd	Suite 13.03, 13th Floor 207 Jalan Tun Razak 50400 Kuala Lumpur	25

Technip Geoproduction (M) Sdn. Bhd.	Suite 13.03, 13th Floor 207 Jalan Tun Razak 50400 Kuala Lumpur	31

Technip MHB Hull Engineering Sdn Bhd	Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia	50

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MEXICO

Ethylene XXI Contractors S.A.P.I. de C.V.	Manuel Ávila Camacho 36, piso 10, Col. Lomas de Chapultepec, C.P. 11000, Ciudad de México	40

Desarrolladora de Etileno, S. de R.L. de C.V.	Manuel Ávila Camacho Número 32, piso 6, oficina 677, colonia Lomas de Chapultepec, C.P. 11000, Ciudad de México	40

MOZAMBIQUE

ENHL- TechnipFMC Mozambique, LDA	Av. Vladimir Lenine, 1123, 7° Andar | Edifício Topázio | Maputo	51

JGC Fluor TechnipFMC Moçambique, LDA	Av. Vladimir Lenine, 1123, 7° Andar | Edifício Topázio | Maputo	33.33

TP JGC Coral Mozambique	Avenida Vladimir Lenine 1123 - 7º andar Edifício Topázio Maputo	50

NETHERLANDS

Etileno XXI Holding B.V.	Kleine Houtweg 33 Haarlem 2012 CB	50

Etileno XXI Services B.V.	Prins Bernhardplein 200 Amsterdam 1097 JB	40

NORWAY

Marine Offshore AS	Vollsveien 17A 1327 Lysaker	51

PORTUGAL

TSKJ - Serviços De Engenharia, Lda.	Avenida Arriaga, numero trinta Terceiro andar - H Freguesia da Sé, Concelho do Funchal 9000-064 Funchal	25

SAUDI ARABIA

Technip Italy Spa & Dar Al Riyadh for Engineering Consulting	Khobar Business Gate, Tower B, 7th Floor, King Faisal Bin Abdul-Aziz Road, Al-Khobar, 34423, Saudi Arabia	60

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SINGAPORE

FSTP Pte Ltd	50 Gul Road 629351 Singapore	25

THAILAND

Technip (Thailand) Ltd	20th Floor - Suntowers Building A 123 Vibhavadee - Rangsit Road Chatuchak, Bangkok 10900	49

UNITED ARAB EMIRATES

CTEP FZCO	Jebel Ali Free Zone - Office 10007 P.O. Box 261645 Dubai	40

Yemgas FZCO	Office LB 15312 Jebel Ali Free Zone - Dubai	33.33

UNITED STATES

Spars International Inc.	c/o CT Corporation System 1999 Bryan Street, Suite 900 Dallas, Texas 75201 USA	50

Deep Oil Technology Inc.	11740 Katy Freeway, Suite 100, Houston, TX 77079	50

(1)
TechnipFMC has an ownership interest in Yamal Services SAS of 150.002 shares (of a total outstanding 300.000 shares), or 50.0007%, and obtained a majority interest and voting control over Yamal Services SAS and consolidated the entity effective December 31, 2016.

(2)
TFMC has an ownership interest in both Yamgaz SNC and South Tambey LNG of 200.002 shares (of total outstanding shares), or 50.0005%, and obtained a majority interest and voting control over Yamgaz SNC and South Tambey and consolidated both entities effective December 31, 2016.

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NOTE 28.  SUBSEQUENT EVENTS

Separation and Distribution Agreement

Technip Energies and TechnipFMC entered into a Separation and Distribution Agreement on January 7, 2021. Pursuant to the Separation and Distribution Agreement, certain transactions have been carried out in the execution of the spin-off of Technip Energies resulting notably in cash transfers between Technip Energies and TechnipFMC as well as some contributions.

In connection with the Separation and Distribution Agreement, Technip Energies on 10 February 2021, Technip Energies entered into a €1.4 billion senior unsecured Bridge and Revolving Facilities Agreement (the “Facilities Agreement”) between Technip Energies N.V., Technip Eurocash SNC (together with Technip Energies N.V., the “Borrowers”) with Credit Agricole Corporate and Investment Bank, as Agent, and the lenders party thereto.  See Note 17.

Accordingly, neither the cash transfers to TechnipFMC agreed in 2021 nor the draw down under the Facilities Agreement have been reflected in the combined financial statements of Technip Energies as of December 31, 2020.

The estimated impacts of the transactions known as of today on the combined financial statements are presented below.

Additional transactions may still be recorded but with no significant impact expected on the items below.

(In € millions)
Total Invested equity as reported as of December 31, 2020	€1,826.0
Cash contribution	(534.0)
Receivables and other net asset contributions	(84.0)
Total Invested equity after impact of the Separation and Distribution Agreement	€1,208.0

(In € millions)
Cash and cash equivalent as reported as of December 31, 2020	€3,190.0
Cash contribution	(534.0)
Net cash proceeds from the Facilities Agreement	355.0
Other net cash impacts from intercompany settlements	28.0
Cash and cash equivalent after impact of the Separation and Distribution Agreement	3,039.0

Total debt after impact of the Separation and Distribution Agreement is EUR 748 million.

Bridge term facility and new revolving credit facility

The Facilities Agreement provides for the establishment of a Bridge Facility in an amount of up to EUR 650 million, to which the Company is the sole borrower and a new Revolving Facility in an amount of EUR 750 million, to which Technip Energies N.V. and Technip Eurocash SNC are the Borrowers. Subject to certain conditions, the Company may request the aggregate commitments under the Revolving Facility be increased by an additional €250 million.

The Bridge Facility has an initial tenor of 12 months with two six-months extension options and is not be amortized over time. On 16 February 2021, Technip Energies N.V. drew down €620 million from the Bridge Facility. The amount borrowed was applied to refinance existing indebtedness under Technip Energies group's commercial paper program, finance working capital purposes and finance the cash allocation between TechnipFMC and Technip Energies under the Separation and Distribution Agreement. The residual capacity of €30 million under the Bridge Facility expired on 2 March 2021.

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The Revolving Facility has an initial three-year tenor as from the Initial Availability Date (which was 15 February 2021) and may be extended twice by one year each time. The Revolving Facility is available in euros only. The Borrowers do not intend to draw on the facility. The available capacity under the Revolving Facility is reduced by any outstanding commercial paper borrowings of Technip Eurocash SNC.

Borrowings under the Bridge Term Facility and the New Revolving Credit Facility will bear interest at the EURIBOR rate applicable to the relevant interest period (floored at zero), plus an applicable margin. With respect to the Bridge Term Facility loan, the initial applicable margin will be 0.50% p.a. and will increase over time. With respect to New Revolving Credit Facility loans, the applicable margin will be 0.60% p.a. based on a preliminary rating of BBB and will vary depending on the credit rating of Technip Energies. The applicable margin for New Revolving Credit Facility loans will also be adjusted depending on the successful completion by Technip Energies of the ESG key performance indicators.

The Facilities Agreement contains usual and customary representations and warranties, mandatory prepayments and events of default for investment-grade credit facilities of this type. The Facilities Agreement also contains covenants restricting our ability and our subsidiaries’ ability to incur additional securities and indebtedness, enter into asset sales, or make certain investments, but does not include financial covenants.

Segment information
As discussed in Note 3, it was determined that the Technip Energies Group had a single reporting segment in the periods presented here. In connection with the completion of the spin-off in 2021, management intends to change the structure of its internal organization and define two reportable segments designated as Product delivery and Technologies, Products and Services (“TPS”).

The corresponding definitions are disclosed hereafter:

•
Product Delivery segment refers to the contracts with Procurement and/or Construction (EP, EPC, EPCm…), the FEED EPC pull through i.e. with intent to be transformed later on into EPC and the Pre-EPC work as Early works or Open Book Estimates.

•
Technologies, Products & Services refers to the “Pure” Man-hours contracts (PMC, Genesis consulting & various services), Products (Loading System) and Process Technologies projects regardless of the contract type (including EP, EPC and EPCm).

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SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that the registrant has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 19, 2021
TECHNIP ENERGIES N.V.

By:	/s/ Arnaud Pieton
	Name:	Arnaud Pieton
	Title:	Chief Executive Officer

By:	/s/ Bruno Vibert
	Name:	Bruno Vibert
	Title:	Chief Financial Officer

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EXHIBIT INDEX

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

14.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

14.2	Consent of PricewaterhouseCoopers Audit, independent registered public accounting firm

101.1	Interactive Data File